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EXHIBIT 99.1

2015 Annual Report

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	4
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	28
Independent Auditor's Report to the Shareholders	29
Fairfax Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	39
Management's Discussion and Analysis of Financial Condition and Results of Operations	112
Appendix – Fairfax Guiding Principles	199
Corporate Information	200

2015 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share	Closing share price(1)		Revenue	Net earnings	Total assets	Invest- ments	Net debt	Common share- holders' equity	Shares out- standing	Earnings per share
As at and for the years ended December 31(2)
1985	1.52	3.25	(3)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75		38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37		86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00		112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75		108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00		167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25		217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00		237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25		266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00		464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00		837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00		1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00		1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00		2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50		3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50		4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00		3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11		5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11		5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24		5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00		5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67		6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00		7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00		7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00		6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99		5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01		7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55		8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11		5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78		10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91		9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
Compound annual growth
	20.4%	19.4%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; per share amounts are in US dollars; Shares outstanding are in millions.

(2)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)
When current management took over in September 1985.

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2015, Northbridge's net premiums written were Cdn$1,132.8 million. At year-end, the company had statutory equity of Cdn$1,288.7 million and there were 1,368 employees.

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2015, OdysseyRe's net premiums written were US$2,095.0 million. At year-end, the company had shareholders' equity of US$4,107.1 million and there were 971 employees.

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2015, C&F's net premiums written were US$1,659.4 million. At year-end, the company had statutory surplus of US$1,252.7 million and there were 2,101 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2015, Zenith National's net premiums written were US$785.4 million. At year-end, the company had statutory surplus of US$621.7 million and there were 1,485 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2015, Brit's net premiums written were US$1,629.8. At year-end, the company had shareholders' equity of US$1,669.6 million and there were 507 employees. Brit was acquired on June 5, 2015.

    Fairfax Asia

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2015, First Capital's net premiums written were SGD 184.8 million (approximately SGD 1.4 = US$1). At year-end, the company had shareholders' equity of SGD 611.2 million and there were 154 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2015, Falcon's net premiums written were HK$452.2 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders' equity of HK$493.2 million and there were 63 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2015, Pacific Insurance's net premiums written were MYR 172.4 million (approximately MYR 3.9 = US$1). At year-end, the company had shareholders' equity of MYR 404.6 million and there were 366 employees.

Fairfax Indonesia, based in Indonesia, writes all classes of general insurance, specializing in automobile coverage in Indonesia. In 2015, Fairfax Indonesia's net premiums written were IDR 62.3 billion (approximately IDR 13,376.1 = US$1). At year-end, the company had shareholders' equity of IDR 329.3 billion and there were 135 employees.

Union Assurance, based in Sri Lanka, writes general insurance, specializing in automobile and personal accident lines of business. In 2015, Union Assurance's net premiums written were LKR 4,632.6 million (approximately LKR 135.9 = US$1). At year-end the company had shareholders' equity of LKR 4,572.9 million and there were 671 employees.

    Insurance and Reinsurance – Other

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2015, Fairfax Brasil's net premiums written were BRL 158.3 million (approximately BRL 3.3 = US$1). At year-end, the company had shareholders' equity of BRL 106.3 million and there were 84 employees.

Advent, based in London, England, is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2015, Advent's net premiums written were US$174.8 million. At year-end, the company had shareholders' equity of US$154.0 million and there were 107 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2015, Polish Re's net premiums written were PLN 377.2 million (approximately PLN 3.8 = US$1). At year-end, the company had shareholders' equity of PLN 314.6 million and there were 43 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2015, Group Re's net premiums written were US$166.7 million. At year-end, the Group Re companies had combined shareholders' equity of US$465.3 million.

Colonnade, based in Luxembourg, was licensed in July 2015. It writes general insurance through its Ukrainian insurance company acquired in the fourth quarter of 2015, and commencing in 2016, through its branches in the Czech Republic, Hungary and Slovakia.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$1,994.1 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 265 employees in the U.S., located primarily in Manchester, New Hampshire, and 132 employees in its offices in the United Kingdom.

Other

Pethealth, based in Toronto with 411 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2015, Pethealth produced gross premiums written of Cdn$89.5 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 70%-owned Brit, 98%-owned First Capital, 80%-owned Fairfax Indonesia and 78%-owned Union Assurance).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 25.6% interest in ICICI Lombard (an Indian property and casualty insurance company), a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 32.1% interest in Thai Re, a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re, and a 40.5% interest in Falcon Insurance (Thailand) (a Thai property and casualty insurance company), as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

We had another excellent year in 2015 even though it was not obvious in the numbers, as book value per share increased by only 4.5% (including the $10(1) per share dividend paid in 2015) to $403 per share because of our very cautious view of financial markets. All of our concerns about the financial markets may be coming to a head in early 2016, as I write this report to you. More on that later.

Our underwriting results in 2015 were the best in our 30-year history, with record underwriting profit of $705 million and a record low combined ratio of 89.9%. We earned $568 million after tax ($23.15 per share) in 2015, thereby increasing common shareholders' equity from $8.4 billion at December 31, 2014 to $9.0 billion. Here's how our insurance companies performed in 2015:

	Combined Ratio	Underwriting Profit
Northbridge	91.8%	72
Crum & Forster	97.7%	35
Zenith	82.5%	134
Brit	94.9%	46
OdysseyRe	84.7%	337
Fairfax Asia	87.9%	35
Other Insurance and Reinsurance	89.6%	46

Consolidated	89.9%	705

As you can see from the table, all our major insurance companies again had combined ratios less than 100% with Zenith at 82.5%, OdysseyRe at 84.7%, Fairfax Asia at 87.9%, Northbridge at 91.8%, Brit (which we acquired on June 5, 2015) at 94.9% and Crum & Forster at 97.7%. Under Andy Barnard's oversight, our decentralized insurance operations led by Kari Van Gundy at Zenith, Brian Young at OdysseyRe, Mr. Athappan at Fairfax Asia, Silvy Wright at Northbridge, Mark Cloutier at Brit and Marc Adee at Crum & Forster had an outstanding year. Our other insurance and reinsurance operations also did well. We now have an extremely disciplined underwriting-focused insurance organization operating all over the world with a very entrepreneurial (i.e., decentralized) structure. I am very excited about the future of our insurance and reinsurance operations!

2015 marked the completion of the first 30 years for Fairfax. And it has been quite a ride! As you know, we began with one small insurance company in Canada with about $10 million in premiums, less than $10 million in capital and a book value per share of $1 1/2. Here's our record:

	1985		2015
Insurance premiums (net)	10	million	7.5	billion	752x
Investment portfolios	24	million	29	billion	1,214x
Common shareholders' equity	8	million	9	billion	1,178x
Shares outstanding	5	million	22	million	4.4x
Per share
Insurance premiums	$2.00		$339		169x
Investment portfolios	4.80		1,306		272x
Book value	1.52		403		265x
Stock price (Cdn$)	3 1/4		657		202x

Our book value per share has compounded at 20.4% (21.2% including dividends) per year and our stock price at 19.4% per year. The compound rate of growth in our stock price over 30 years is the best in the property and casualty industry (there are only 12 public companies with a 30-year track record), second best among all companies in Canada and in the top ten companies in the S&P500.

This was accomplished with much hard work and a small but wonderful group of officers, Presidents and investment principals, supported by a great group of Directors and lots of good fortune – and with no vision statement! As I have said in the past, we just waited for the telephone to ring – and ring it has!

(1)  Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

When you consider all the challenges we faced over this time period, you can understand why we are so grateful for this performance and deeply humbled. We particularly want to thank our extraordinary group of long term shareholders who have supported us and encouraged us over all these years.

While we are very thankful for our results, we are even more grateful for the fair and friendly culture that we have embedded in Fairfax. The foundation for our culture and the people who are attracted to it is our Guiding Principles, shown (as they are each year) in the Appendix. Very simply, we think of business as a good thing. By providing outstanding service to customers, looking after and nurturing employees, providing a return for shareholders and then reinvesting a portion of the profits in the communities we serve, we think business can be a calling. The key, we think, is to be focused on the long term and never compromise honesty and integrity in any relationship. Our Guiding Principles have served us well over the past 30 years and are the rock on which our company is built. They will never change!

Below we show you, for successive five-year periods over the past 30 years, the compound growth in our book value per share (including dividends paid) together with the average combined ratio and total return on investments:

	Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986 – 1990	57.7%	106.7%	10.4%
1991 – 1995	21.2%	104.2%	9.7%
1996 – 2000	30.7%	114.4%	8.8%
2001 – 2005	(0.7)%	105.4%	8.6%
2006 – 2010	24.0%	99.9%	11.0%
2011 – 2015	3.7%	96.9%	3.0%

As the table shows, there have been two five-year periods when our annual book value growth was below 5%: 2001 – 2005, which was part of our seven lean years, and recently, 2011 – 2015, due to the defensive measures we adopted because of our concern about financial markets. You can see that our average combined ratios for the last two five-year periods have been excellent (i.e., float at no cost) but the average total return on our investment portfolio in the last five years has been the lowest in 30 years. This has been by design as we worried about the speculation in financial markets and the potential for a 50-100 year financial storm. And we wanted to be sure to survive that! We expect to make up (in a hurry!) for the low average total return on our investment portfolio over the past five years and, combined with disciplined underwriting results, return to average annual growth in book value per share of 15%.

In spite of poor book value growth over the past five years, the intrinsic value of our company has increased very significantly even though it is not shown in the book value numbers. First of all, our underwriting operations have become very valuable since Andy Barnard's appointment as President and COO of our insurance operations about five years ago. We now have over 140 profit centres in our companies; have established from across our companies the Executive Leadership Council, working groups of many specific functions (such as claims, underwriting and loss prevention) and the Fairfax Leadership Workshop (about 100 have participated); and while maintaining a very decentralized structure, have significantly increased the discipline, coordination and communication in and among our various underwriting operations. Our insurance underwriting operations have become strong generators of underwriting profits while providing outstanding service to our customers. It all culminated in record underwriting profit of $705 million in 2015. During the last five years, we have added to our underwriting operations with the acquisition of First Mercury and Brit Insurance, expanded into pet insurance through Hartville and Pethealth, and expanded internationally into Eastern Europe, Brazil, Malaysia, Indonesia, Sri Lanka and Vietnam. RiverStone, our runoff company which we acquired long ago to look after our own runoffs, has established itself as one of the premier runoff companies in the world and has made many highly profitable runoff acquisitions. A few years ago, at our annual shareholders' meeting, Andy Barnard said that his goal was for our insurance operations to be as well known as our investment operations. Well, early in 2016, he achieved that objective as Fairfax and I were named Insurance Leader of the Year by St. John's University, which I accepted on behalf of all our insurance leaders, past and present.

In the last five years, we have established Fairbridge Capital, our India investment management office, acquired Thomas Cook India (and in it Quess and Sterling) and created Fairfax India which raised $1 billion in its initial public offering. We have a strong, successful and growing Indian operation, built on the Fairfax guiding principles, with unlimited potential in India. Also during this five-year time period, we began investing in the restaurant business, and today with our investments in Cara, the Keg and McEwan we are the third largest restaurant group in Canada, behind only Tim Hortons and McDonalds, with over 1,100 restaurants, Cdn$2.4 billion in system sales and over 40,000 people employed.

As well during the last five years, all of our major insurance operations, with the exception of Fairfax Asia (we hope Mr. Athappan never retires!), have seamlessly transitioned, upon their CEO's retirement, to new CEOs chosen from within the organization. We hope that we can promote from within the group for every successor CEO of our major companies. Also, for the first time in our history, we have named a President for Fairfax. Paul Rivett is a joy to work with, he is totally team oriented and no one works harder! Peter Clarke, our Chief Risk Officer, and David Bonham, our Chief Financial Officer, have also blossomed as officers in the last five years. Fairfax's culture is in strong hands!

So you can see why I feel our intrinsic value has increased significantly over the past five years, and why I think that you will see it in spades over the next five years as it gets reflected in book value growth.

During 2015, we continued to expand our insurance operations worldwide. At Fairfax Asia, under Mr. Athappan, we acquired a 35% strategic investment in BIC Insurance, the insurance subsidiary of the second largest bank in Vietnam, BIDV Bank. We expect to increase our interest over time. We were warmly welcomed by the Chairman of BIDV Bank, Mr. Tran Bac Ha, and by Mr. Tung, who runs BIC Insurance. We expect this to be a longlasting partnership in Vietnam. BIC writes $70 million in premiums and has had a combined ratio of 99.0% over the last three years.

In 2015, we were able to purchase the QBE insurance operations in Ukraine. This will be an addition to Peter Csakvari's Fairfax Eastern Europe operations. The Ukrainian operations write $5 million in premiums and had a combined ratio of 94.5% over the last ten years. We created an insurance company, Colonnade, in Luxembourg, under Peter Csakvari, to write all our Eastern European insurance business, which had gross premiums of $36.5 million in 2015. Colonnade also has an EU insurance licence. Bijan Khosrowshahi works directly with Peter Csakvari and also does an outstanding job overseeing our Middle East partnership.

Late in 2015 we agreed to acquire 80% of Eurolife, a life and property and casualty insurance company which is the third largest insurer in Greece and which distributes its products through Eurobank's network, for $347 million – at about its underlying book value. We got to know Alex Sarrigeorgiou in the last few years and were very impressed with him, his management team and their track record. The company writes €306 million in premiums – €248 million in life insurance and €58 million in property and casualty. Over the past ten years, the property and casualty operations have had a combined ratio of 60.0% while the life insurance operations produce stable earnings with plain vanilla products. Eurolife had net income in 2015 of €48.4 million, 45% from life and 55% from P&C. We welcome Alex Sarrigeorgiou and the over 300 employees of Eurolife to the Fairfax family. As we did with Brit, where OMERS purchased 30% from us to help us finance the acquisition, we expect OMERS to buy 40% of Eurolife's shares at close to help us finance the acquisition. In the case of both Brit and Eurolife, we expect to be able to acquire the interests back within the five years after closing, after providing OMERS with an acceptable return. The team at OMERS has been a pleasure to deal with.

It has been 16 years since we began our partnership with ICICI Bank in India with the formation of ICICI Lombard. Recently, the Indian government permitted foreigners to increase their ownership interests in insurance companies to 49%. ICICI Lombard, as you know, is the largest non-government insurance company in India (there are four government-owned companies that are slightly larger). We have had a wonderful partnership with the Bank, first with K.V. Kamath and more recently with Chanda Kochhar, who runs the Bank. Chanda decided to sell 9% so that we could take our ownership interest to 35% and ICICI Bank will come down to 64%. That's the good news! The bad news is that the 9% cost us $234 million or five times book value. While many of you may think I am losing it, we think, over time, ICICI Lombard will be worth every dollar we have invested in it – and more! It is an outstanding company. Our total investment in ICICI Lombard stands at $347 million.

Early in 2015, we purchased a 7.2% stake in Africa Re. Africa Re writes about $700 million of business across Africa and has a ten-year average combined ratio of 92.8%. Africa Re is owned by a combination of African states, African insurance and reinsurance operations and foreign investors (who are restricted to a 25% total foreign ownership). Fairfax is represented on the Board of Africa Re by Jean Cloutier. Africa Re provides us with a great introduction to a continent in which we currently do little business.

In April, Crum & Forster purchased The Redwoods Group, a full service national program administrator and managing general underwriter. It manages nearly $50 million of property and casualty packaged insurance business focussed on YMCAs, Jewish community organizations and residential camps with an average combined ratio below 95% for the last ten years. Redwoods was founded in 1997 by Kevin Trapani and is operated by Kevin (CEO) and his wife Jennifer (CUO). We welcome Kevin, Jennifer and their almost 70 employees to the Fairfax family.

In June, Hudson Insurance purchased Euclid Managers, a longstanding program partner specializing in tech and media E&O business. Euclid produces $15 million in premiums on an annual basis. The combined ratio for the program over the past decade has produced excellent underwriting profits. Euclid is led by John Whall, Laura Johnson and Thomas Franklin. We welcome all 11 members of the Euclid team.

In September, Fairfax invested €70 million in FBD Group through a ten-year convertible bond with a coupon of 7% and a conversion price of €8.50 per share. We have followed FBD for some time, recognizing its deserved reputation as a leader in farm insurance in Ireland. This investment underlines our belief in the strength of Ireland's ongoing economic recovery and in FBD's core franchise in the farming and agri-business sectors. FBD writes €363 million in premiums and has had an average combined ratio of 94.4% over the last ten years, notwithstanding a couple of difficult years lately. Fiona Muldoon has recently taken over as CEO of FBD and we are confident she will do very well over the long term.

In October, Crum & Forster acquired Travel Insured International ("TII"). TII is a leading travel insurance provider specializing in writing and servicing travel insurance, including emergency assistance, trip cancellation and trip interruption, in the United States and internationally. TII produces $50 million of premiums at an average combined ratio of 89%. Crum & Forster has been the exclusive carrier for TII for the last three years. We welcome Jon Gehris, TII's CEO, and his 110 employees to the Fairfax family.

Also in October, Crum & Forster purchased Brownyard Programs. Brownyard is a leading national provider of insurance products for the private security industry, with programs that include security guard, private investigation, burglar/fire alarm, background screening and armoured car companies. Brownyard produces $15 million of premiums at an average combined ratio of 90%. We welcome Bruce Brownyard, Brownyard's founder and President, and his 11 employees to Fairfax.

In December, Brit made an investment in Ambridge Partners, one of the world's leading managing general underwriters of transactional insurance products. These products insure losses as a result of breaches or inaccuracies in warranties and indemnities relating to M&A, restructuring activities, business financing and tax issues. Ambridge, which has been a partner of Brit for the last nine years, produces $128 million of premiums and is highly profitable. We welcome Jesseman Pryor (CEO), Jeffery Cowhey (President) and their team of 29 employees to Fairfax.

Fairfax India has just completed its first year in business. Under Chandran Ratnaswami's leadership, and with John Varnell as Chief Financial Officer and Harsha Raghavan and his management team at Fairbridge, Fairfax India has made three investments. All of these investments are in companies with great track records and run by honest, exceptional CEOs with a long term focus. The table below shows the investments made:

Company	% interest purchased	Amount invested	CEO
National Collateral Management	88%	149	Sanjay Kaul
IIFL Holdings	22%	202	Nirmal Jain
Adi Finechem	45%	19	Nahoosh Jariwala

		370

All of these investments were purchased at approximately ten times normalized free cash flow. The potential for all of them is very significant, and we look forward to a long relationship with them. Please read Fairfax India's annual report for more details (www.fairfaxindia.ca).

The results of Thomas Cook India and its subsidiaries over the last four years are shown in the table below:

	2012		2013(1)		2014(1)				2015(1)
	Revenue	Net Earnings	Revenue	Net Earnings	Revenue		Net Earnings		Revenue	Net Earnings
Thomas Cook India	31.8	2.7	76.9	7.7	84.3		8.3		83.1	0.6
IKYA (now Quess)	–	–	147.5	3.2	303.8		9.8		482.4	11.6
Sterling Resorts	–	–	–	–	10.9	(2)	0.8	(2)	34.7	(3.2)

Total	31.8	2.7	224.4	10.9	399.0		18.9		600.2	9.0

(1)
Excludes purchase price adjustments and acquisition costs

(2)
Consolidated since September 2014

The bad news first. An unusual confluence of events and negative surprises in 2015 resulted in the halving of the total earnings at Thomas Cook India and its subsidiaries. Thomas Cook saw a decline of 11% in its inbound business because of a significant drop in arrivals from France, the United Kingdom and Russia as a result of weakness in their economies. This effect was compounded by increased expenses due to investment in technology, human resources and new offices. Sterling Resorts, led by Ramesh Ramanathan, incurred increased expenses in human resources and marketing, had to account for an unexpected cost of stamp duty relating to its merger with Thomas Cook, and wrote down a significant receivable. Fortunately there were no such surprises from Quess.

Now for the good news. Under Madhavan Menon's leadership, Thomas Cook's outbound business and its meetings incentives events and conferences business increased their passenger counts by 16% and 28% respectively and their revenues by 5% and 31% respectively. Also, Thomas Cook completed the acquisition of Kuoni India, one of its major competitors, making the combined company the leading and largest travel operator in India with tangible economies of scale, an excellent strategic fit and strong synergies. Kuoni's inbound business is a highly profitable leisure destination management service that consistently delivers strong earnings. In addition, Thomas Cook acquired Kuoni Hong Kong which, as the largest premium outbound travel operator in Hong Kong, will give Thomas Cook access to the growing Chinese travel market and enable it to grow the cruise business in India.

Ajit Isaac and Quess again had an excellent year, with revenue growing 59% and net earnings growing 18%. The number of associates on the payroll grew 30% to 108,000. In addition to acquiring Brainhunter (Canada) and our own MFX IT Services, Quess completed two other smaller acquisitions in 2015, in Sri Lanka and Dubai. In December, its Board of Directors approved an IPO for Quess to raise $60 million by way of an initial public offering. This exciting process is underway and listing is targeted for May 2016.

Chairman MK Sharma retired from the Thomas Cook Board after approximately seven years. We thank him very much for his exceptional service. Madhavan will become Chairman and Managing Director and Mahesh Iyer, who has been with the company for eight years, will take over as COO.

In November 2015, Fairfax agreed to acquire, for $46 million, a 49% interest in Quantum Advisors, which Ajit Dayal founded 25 years ago. A pioneer in India's investment management industry, it manages non-Indian institutional funds and, through its India-based Quantum Mutual Fund, retail funds. We are excited to be a passive investor in Ajit's business and expect it to do very well for its clients and investors over the long term.

Bill Gregson and Ken Grondin and their team continue to do a superb job at Cara. This year they took Cara public on the Toronto Stock Exchange (three years earlier than we originally expected when we first invested in Cara). The initial public offering was a tremendous success in Canada and was twenty times oversubscribed! As a result of this IPO, Cara is now virtually debt free. Our partners in Cara, the Phelan family, led by Sean Regan who sits on Cara's Board, were able to sell some of their Cara stock in a subsequent secondary offering in order to diversify some of the family's investment holdings. Cara's revenue has continued to grow both organically and through acquisitions and its earnings have followed suit, increasing from Cdn$9.9 million in 2014 to Cdn$67.2 million in 2015. Bill and his team continue to be on the watch for accretive acquisition opportunities in Canada, so if you are a restaurant owner or entrepreneur in Canada looking to bring your business to a decentralized partner willing to share in group synergies, please let Bill know! We own approximately 20 million Cara shares representing a 41% equity and 57% voting interest.

Business at the Keg with our partner, David Aisenstat, and his team, Neil Maclean, Doug Smith and Jamie Henderson, continues to be excellent. The Keg had its best year ever in 2015 from organic revenue growth, leading to total system sales of nearly Cdn$600 million. Food costs, particularly beef, have continued to climb in Canada but despite these increased costs, the Keg continues to bring in record numbers of guests with its consistently great food and stellar customer service.

In 2015 we also added some bench strength to our restaurant investments by partnering with Mark McEwan, a leading chef in North America. Mark was introduced to us by our partner, Nick Perpick, previously at Prime Restaurants and Cara. Mark has created and grown his company, The McEwan Group, and the McEwan brand with an entrepreneurial, customer service focus we look for in each of our business partners. The investment is relatively small, but we are excited to be partnered with Mark, who has committed to providing us with expertise that will be beneficial to all of our restaurant investments in the future.

Our partners at Sporting Life, David and Patti Russell and Brian McGrath, continued to grow their business in 2015. Revenue continued to increase but margins were somewhat compressed by the mild winter. When there is no snow it is tough to sell winter jackets! Last year was a tremendous winter by comparison. Seasonality will always be part of the business over the long term as the Sporting Life brand continues to grow in value, driven by the team's unrelenting customer service focus.

The tableware and kitchenware business continues to be challenged by the lower Canadian dollar. Mark Halpern and his team at Kitchen Stuff Plus have worked tremendously hard in this tough environment to grow the business and maintain profitability. William Ashley also faced these competitive headwinds but the move to a new warehouse location, and the resulting move of the iconic holiday warehouse sale, has been a resounding success. We continue to applaud Jackie Chiesa and Carole Sovran and the entire team at William Ashley for their tremendous effort.

This year we partnered with David Fortier, Ivan Schneeberg and John Young in Boat Rocker Media (formerly Temple Street Productions). Boat Rocker was founded in Toronto approximately ten years ago and the team has been responsible for producing several hit TV shows including Being Erica, The Next Step and more recently X Company, Kill Joys and Orphan Black, which is watched in over 150 countries. The company had over Cdn$90 million in production volume in 2015, has been profitable since inception and has continued to grow revenue and free cash flow as it has branched out into multiple jurisdictions with diversified content.

We had acquired 73.6% of Ridley, mostly in November 2008 at the bottom of the great recession, at Cdn$8.44 per share and over the years received Cdn$5.50 per share in dividends. Since that time, Steve Van Roekel, Ridley's CEO, and his management team, without interference from us but under the oversight of Brad Martin as Chairman, did an outstanding job building Ridley and hugely increasing its profits and cash flow. In 2015, Pearce Lyons, the founder of Alltech, made an offer for all of the shares of Ridley at Cdn$40.75 per share. Under Alltech's ownership, Steve and his team will continue to run the company. This was a win-win transaction for Ridley, Alltech and Fairfax. Our total realized gain was Cdn$304.1 million, representing a compound annual return of 31% including dividends. We wish Steve Van Roekel, Ridley and Alltech the very best in the future and thank Steve and his team for their outstanding performance.

A summary of our 2015 realized and unrealized gains (losses) is shown in the table below:

	Realized Gains	Unrealized Gains (Losses)	Net Gains (Losses)
Equity and equity-related investments	818.8	(1,243.8)	(425.0)
Equity hedges	126.7	375.1	501.8

Net equity and equity-related	945.5	(868.7)	76.8
Bonds	26.8	(495.5)	(468.7)
CPI-linked derivatives	–	35.7	35.7
Other (principally foreign currency)	204.1	(107.1)	97.0

Total	1,176.4	(1,435.6)	(259.2)

The table shows the realized gains for the year and, separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report.

In 2015, we realized $1,176.4 million in gains, predominantly from common stocks. On our equity and equity-related investments, after unrealized losses of $868.7 million (net of $375.1 million of unrealized gains from our hedges), mainly from our stock portfolio, we had net gains of $76.8 million. With interest rates going up a little in 2015, we had a $495.5 million unrealized loss on our bond portfolio. Over the past five years, we have had total cumulative realized gains of $4.1 billion but show net gains of only $1.2 billion because of unrealized losses of $2.9 billion, including unrealized losses from our hedges. Some of these unrealized losses from our hedges have reversed during 2015 and in 2016 as I write this report to you.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11.4 billion. As we have mentioned many times, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as I have emphasized every year, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2015:

	Earnings per Share	Book Value per Share
December 31, 2014		$395
First quarter	$9.71	394
Second quarter	(8.87)	388
Third quarter	18.16	400
Fourth quarter	4.10	403

After two years at BlackBerry, John Chen has stabilized the operations, generating cash every quarter in his second year. This has allowed him to make acquisitions of $864 million, including Good Technology for $425 million, and still have cash of $2.7 billion in the holding company. After flawlessly introducing the Passport and the BlackBerry Classic, John introduced the Priv, which operates on the Android system and thus provides users with access to over 1 million apps. John has many projects on the go, including the BlackBerry Enterprise business, the Internet of Things and QNX, as he builds revenue and profits at BlackBerry. Although the stock price has yet to reflect the progress at BlackBerry, we continue to be excited about John's leadership.

Richie Boucher at the Bank of Ireland had another outstanding year in 2015 as the Bank earned €1.2 billion of profit before tax, a 30% increase over 2014, with all trading divisions being profitable. Bank of Ireland continued to be the largest lender to the Irish economy, with group new lending up 40% over 2014. In 2015, the Irish economy grew 9%, while house prices and commercial real estate prices increased 8.9% and 18.2% respectively. Bank of Ireland issued five-year bonds at 1.25% – unbelievable when you think it could not issue bonds at 14+% in 2011! Recently, Bank of Ireland repaid the €1.3 billion in preferreds initially issued to the Irish government. Richie and his management team have done an incredible job, paying back the Irish government for the €6 billion in support during the financial crisis in 2011, helping the Irish economy grow by providing over €10 billion over the past two years in new loans and providing its shareholders, particularly the shareholders who refinanced the bank in 2011, exceptional returns. It has been an incredible story and we thank Richie and his team again. These outstanding results created excellent results for us as we realized some profits in 2015.

2015 was very turbulent for Greece as it went through a referendum, had capital controls imposed on its banking system, had another election which resulted in a majority government for the Syriza party and was trying to cope with an unprecedented migration of refugees from Syria. Prime Minister Tsipras appointed Euclid Tsakalotos as Finance Minister. Recently, we took ten institutional investors to Greece for an update from the Prime Minister and the Finance Minister. While there are no guarantees in life, it seems to us that the Greek government and the citizens of Greece have clearly rejected leaving the euro (going back to the drachma) and are implementing the reform program required by the Troika. In spite of the massive uncertainties in Greece in 2015, the economy was flat and unemployment came down from 27.9% in 2013 to 24.6%. Housing construction is down over 90% from the high while automobile sales are down 75% from the top. Greece's economy has hit bottom and given some stability in the political environment, should recover strongly, not unlike Ireland in the last few years.

With this as a backdrop, we experienced one of our largest unrealized losses ever in our holdings of Eurobank. As discussed in last year's Annual Report, in 2014, as part of a large group of institutional investors investing €2.9 billion so as to allow Eurobank to successfully pass the ECB stress test, we invested €400 million at 31 euro cents per share in Eurobank. With the uncertainties of 2015 discussed above and the bank capital controls, the ECB imposed another very severe stress test on the Greek banks that resulted in an additional capital raise of €2.039 billion at 1 euro cent per share – yes, you read that right – 1 euro cent!! At that price, after the issue, Eurobank was selling at 39% of book value and 3.1 times normalized earnings. We invested €350 million for an average total cost per share of 2.2 euro cents versus a book value of 2.5 euro cents per share and a normalized price/earnings ratio of 6.9 times.

After a consolidation of 100 to 1, Eurobank began trading at €1 per share. Early in 2016, Eurobank, in sympathy with other European banks, declined to 30 euro cents per share; it is now trading at about 77 euro cents per share. Unbelievable! And they say markets are efficient! We continue to be confident in the management team of Eurobank with Fokion Karavias as CEO and Nikos Karamouzis as Chairman.

Our other Greek investments – Grivalia, led by George Chryssikos, Praktiker Greece, led by Ioannis Selalmazidis and Mytilineous, led by Evangelos Mytilineos – continue to do well in a very difficult economic environment. We are very fortunate to have Wade Burton, a member of our Investment Committee, leading the charge on our Greek investments. Brad Martin, also on the Board of Eurobank, has backed him well. Our time will come in Greece!

Arbor Memorial was taken private in November 2012 by the Scanlan family in a transaction which we helped finance by investing Cdn$55.5 million in preferred shares and Cdn$49.6 million in common equity. Last year, Arbor redeemed the preferred shares, and the common shares are currently valued at about 2.1 times our cost, for a total annual return of 20% since going private. Brian Snowden, the CEO of Arbor Memorial, continues to do an excellent job.

We have invested $645 million in real estate investments with Kennedy Wilson over the last six years. Through sales of real estate and mortgage loans, as well as refinancings, we have received distributions of $625 million. Our total net cash investment in real estate investments with Kennedy Wilson is therefore now $20 million, and that investment is probably worth about $237 million. In 2015 Kennedy Wilson sold its Japanese real estate for a gain of $78 million, a return of 45% on our original investment, and returned $125 million of the proceeds to Fairfax. Also, we continue to own 10.4% of Kennedy Wilson (12.2 million shares): our cost was $11.37 per share, and the shares are currently trading at about $20. A big thank you to Bill McMorrow and his team at Kennedy Wilson.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	+10	+18
2014	+16	+44
2015	+2	+8
1985-2015 (compound annual growth)	+20.4	+19.4

As our book value is reported in U.S. dollars and our stock trades in Canadian dollars, the weak Canadian dollar in the last three years has resulted in our stock price going up faster than our book value. When we began, our stock price was Cdn$3.25 and our book value was US$1.52, with 1 Canadian dollar equal to U.S. 75 cents. At that exchange rate, the compound annual growth in our book value and our stock price would have been the same at the end of 2015 if our stock price had been about Cdn$850 per share.

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2015 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio				Change in Net Premiums Written
	2015		2014	2013	2015
Northbridge	91.8%		95.5%	98.2%	(8.3)%	(2)
Crum & Forster	97.7%		99.8%	101.9%	23.3%
Zenith	82.5%		87.5%	97.1%	8.9%
Brit	94.9%	(1)	–	–	–
OdysseyRe	84.7%		84.7%	84.0%	(12.5)%
Fairfax Asia	87.9%		86.7%	87.5%	(1.5)%
Other Insurance and Reinsurance	89.6%		94.7%	96.6%	18.3%

Consolidated	89.9%		90.8%	92.7%	16.6%

(1)
For the period since its acquisition on June 5, 2015

(2)
An increase of 6.1% in Canadian dollars

Led by Silvy Wright, Northbridge improved its combined ratio by 3.7% to 91.8% and generated an underwriting profit of $71.4 million. Northbridge continues to benefit from its conservative reserving philosophy. Northbridge's net premiums written (in Canadian dollars) were up 6.1% in the year, benefitting from its strong brand recognition in Canada and excellent customer service. Like all of our insurance and reinsurance companies, Northbridge is focused on sustained underwriting profitability with continued strong reserving.

Crum & Forster improved its combined ratio again in 2015 while continuing to grow its business profitably. Its combined ratio decreased 2.1% to 97.7% while net premiums written were up 23.3%. Marc Adee and his team have continued to build a premier specialty insurance business through organic growth and a number of successful bolt-on acquisitions.

Zenith, under the guidance of Kari Van Gundy, produced another year of underwriting profit, with a combined ratio of 82.5%, benefitting from improved accident year results and favourable prior year development. In 2015, Zenith produced an underwriting profit of $134.4 million. With rate increases remaining flat year over year, Zenith achieved an increase in net premiums written of 8.9% on a profitable basis. Zenith remains one of the premier workers compensation writers in the United States.

Brit has not disappointed, posting excellent results since the acquisition closed in June. Brit's combined ratio was 94.9% with conservative reserving. Mark Cloutier and Matthew Wilson and their team continue to make Brit a leading insurer at Lloyd's. Brit is a great fit for Fairfax and we are excited that it is part of the Fairfax family.

Brian Young and his team at OdysseyRe had another outstanding year with a combined ratio of 84.7% and underwriting profit of $336.9 million. OdysseyRe continues to maintain its disciplined underwriting in a difficult reinsurance market and continues to leverage its strong brand based on its capabilities to write insurance and reinsurance business globally. Once again, favourable loss development from prior years and minimal catastrophe activity contributed to the excellent result.

Fairfax Asia, under the leadership of Mr. Athappan, continued to produce outstanding results, with a combined ratio of 87.9% and an underwriting profit of $34.8 million. Fairfax Asia features excellent leadership at all of its companies: Mr. Athappan at First Capital in Singapore, Cody Hui at Falcon Insurance in Hong Kong, Gobi Athappan at Pacific Insurance in Malaysia, Sanjeev Jha at Union Assurance in Sri Lanka and Arun Nanwami at Fairfax Insurance Indonesia. Gobi Athappan, Sam Chan and Paul Mulvin have been instrumental in our growth throughout the region, working of course with Mr. Athappan.

Our other insurance and reinsurance segment had an excellent year, with $443 million in premiums, a combined ratio of 89.6% and an underwriting profit of $46.2 million. This segment also features excellent leadership at all of its companies: Nigel Fitzgerald at Advent, Monika Wozniak-Makarska at Polish Re, Bruno Camargo at Fairfax Brasil, Peter Csakvari at Fairfax Eastern Europe (now called Colonnade Insurance) and Sean Smith at Pethealth.

We also have a minority ownership position in a number of insurance and reinsurance companies that are therefore not consolidated in our results. We are very excited about the prospects for each of these companies and expect to increase our ownership over time (as we are doing at ICICI Lombard). We are very thankful for the wonderful leadership at these companies: Bhargav Dasgupta at ICICI Lombard in India, Khaled Saoud Al-Hasan at Gulf Insurance in the Middle East, Sopa Kanjanarintr at Falcon Thailand and Phan Quang Tung at BIC in Vietnam. I would also like to welcome Danny Fung, who became CEO of Alltrust Insurance in China during 2015.

You will be interested to know that in the last five years, the gross premiums produced by Fairfax's international operations (i.e., our companies outside North America) have gone from 23% to 40% of our total gross premiums. We write (re)insurance in over 80 countries worldwide. The table shows you our international operations as at December 31, 2015:

					Fairfax Share
	Shareholders' Equity	Gross Premiums Written	Investment Portfolio	Fairfax Ownership	Shareholders' Equity	Gross Premiums Written
Consolidated
Brit(1)	1,670	1,999	3,955	70%	1,165	1,400
First Capital (Singapore)	431	399	677	98%	421	390
Advent	154	241	514	100%	154	241
Fairfax Brasil	27	123	74	100%	27	123
Polish Re(2)	80	114	195	100%	80	114
Pacific Insurance (Malaysia)	94	108	145	100%	94	108
Falcon Insurance (Hong Kong)	64	69	143	100%	64	69
Union Assurance (Sri Lanka)	32	43	44	78%	25	34
Fairfax Indonesia	24	34	24	80%	19	28

	2,576	3,130	5,771		2,049	2,507

Non-consolidated
ICICI Lombard (India)(3)	439	1,170	1,707	26%	112	299
Alltrust Insurance (China)(3)	427	1,063	1,033	15%	64	159
Gulf Insurance (Middle East)(3)	285	608	763	41%	118	252
BIC Insurance (Vietnam)	40	70	78	35%	14	25
Falcon Insurance (Thailand)	14	48	38	41%	6	20

	1,205	2,959	3,619		314	755

Total International Operations	3,781	6,089	9,390		2,363	3,262

(1)
Full year 2015 premium

(2)
Including Fairfax Eastern Europe

(3)
As at and for the 12 months ended September 30, 2015

There is much opportunity for growth in these countries as insurance is very underpenetrated in all of them. For example, in the United States, non-life premiums as a percentage of GDP is 4.3%, while in countries where we write business, it is less than 2%, and in some cases less than 1%. We are excited about this growth opportunity.

All of our companies are well capitalized, as shown in the table below:

	As at and for the Year Ended December 31, 2015
	Net Premiums Written		Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,132.8		Cdn 1,288.7		0.9x
Crum & Forster	1,659.4		1,252.7		1.3x
Zenith	785.4		621.7		1.3x
Brit	1,629.8	(1)	1,156.5		1.4x
OdysseyRe	2,095.0		4,107.1	(2)	0.5x
Fairfax Asia	275.9		712.9	(2)	0.4x
(1)
For the full year ended December 31, 2015

(2)
IFRS total equity

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2006 onwards are shown in the table below:

	2006 – 2015
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 10.8	100.0%
Crum & Forster	11.2	101.7%
OdysseyRe	21.4	91.7%
Fairfax Asia	1.7	86.0%

Total	45.1	95.9%

The table comprising a full decade with a hard and soft market and extreme catastrophe losses in 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. Results in total are excellent – but there is no complacency as our Presidents, with Andy Barnard's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2005 onwards):

2005 – 2014 Average Annual Reserve Redundancies
Northbridge	11.7%
Crum & Forster	1.7%
OdysseyRe	11.4%
Fairfax Asia	9.1%

The table shows you how our reserves have developed for the ten accident years prior to 2015. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

Our runoff operations under Nick Bentley continued to be an important contributor to the group. During the year, Nick and his team, always active in seeking runoff opportunities to add to their business, acquired four runoff books. Cumulative pre-tax profit from runoff in the last nine years amounted to $1.1 billion.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit (Loss)	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2006	213	8,213	(2.6)%	4.3%
2015	705	12,635	(5.6)%	2.2%
Weighted average last ten years			(0.8)%	3.3%
Fairfax weighted average financing differential last ten years: 4.1%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In the last ten years, our float has cost us nothing (in fact, it provided a 0.8% benefit per year) – significantly less than the 3.3% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
								Total Insurance and Reinsurance
Year	Northbridge	Crum & Forster	Zenith	Brit	OdysseyRe	Fairfax Asia	Other		Runoff	Total
	($ billions)
2011	2.2	2.1	1.1	–	4.7	0.4	1.0	11.6	2.8	14.4
2012	2.3	2.4	1.2	–	4.9	0.5	1.0	12.2	3.6	15.9
2013	2.1	2.3	1.2	–	4.7	0.5	1.0	11.8	3.7	15.6
2014	1.9	2.6	1.2	–	4.5	0.5	0.9	11.6	3.5	15.1
2015	1.6	2.6	1.2	2.7	4.2	0.6	0.8	13.7	3.4	17.1

In the past five years our float has increased by 18.6%, due to acquisitions and organic growth in net premiums written at Crum & Forster, Zenith and Fairfax Asia. The decrease in 2015 (excluding Brit) was due to foreign exchange movements and reserve releases.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$ 2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2015	17,072	769

At the end of 2015, we had $769 per share in float. Together with our book value of $403 per share and $134 per share in net debt, you have approximately $1,306 in investments per share working for your long term benefit – about 5.6% higher than at the end of 2014.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2015	2014
Underwriting – Insurance and Reinsurance
Northbridge	71.4	42.7
Crum & Forster	35.4	2.5
Zenith	134.4	89.5
Brit	45.4	–
OdysseyRe	336.9	360.4
Fairfax Asia	34.8	36.2
Other	46.2	20.7

Underwriting profit	704.5	552.0
Interest and dividends – insurance and reinsurance	477.0	363.4

Operating income	1,181.5	915.4
Runoff (excluding net gains (losses) on investments)	(74.1)	(88.5)
Non-insurance operations	127.8	77.6
Interest expense	(219.0)	(206.3)
Corporate overhead and other	(132.5)	(96.5)

Pre-tax income before net gains (losses) on investments	883.7	601.7
Net realized gains before equity hedges	1,049.7	777.6

Pre-tax income including net realized gains but before unrealized gains (losses) and equity hedges	1,933.4	1,379.3
Net change in unrealized gains (losses) before equity hedges	(1,810.7)	1,153.1
Equity hedging net gains (losses)	501.8	(194.5)

Pre-tax income	624.5	2,337.9
Income taxes (payable) recovered	17.5	(673.3)

Net earnings	642.0	1,664.6

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (which shows the pre-tax income (loss) before interest of Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), the Keg (acquired on February 4, 2014), Thomas Cook India, Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015) and Cara (consolidated on April 10, 2015)). Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges, and equity hedging net gains (losses) are shown separately to help you understand the composition of our earnings. In 2015, after interest and dividend income, our insurance and reinsurance companies had operating income of $1.2 billion. Excluding unrealized gains (losses) and equity hedging, our pre-tax income was $1.9 billion. All in, after-tax income was $642 million. (See more detail in the MD&A.)

Financial Position

	2015		2014
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,275.9		1,212.7

Holding company – long term debt	2,599.0		2,656.5
Insurance and reinsurance companies – long term debt	468.5		385.9
Non-insurance companies – long term debt	284.0		136.6

Total debt	3,351.5		3,179.0

Net debt	2,075.6		1,966.3

Common shareholders' equity	8,952.5		8,361.0
Preferred stock	1,334.9		1,164.7
Non-controlling interests	1,731.5		218.1

Total equity	12,018.9		9,743.8

Net debt/total equity	17.3%		20.2%
Net debt/net total capital	14.7%		16.8%
Total debt/total capital	21.8%		24.6%
Interest coverage	3.9	x	12.3	x
Interest and preferred share dividend distribution coverage	2.9	x	9.0	x

At the end of 2015 we maintained our strong financial position, with the holding company continuing to hold cash and marketable securities of well over $1 billion, and having only limited debt maturities in the next five years. Please note the non-insurance long term debt has not been guaranteed by Fairfax. During the year, we raised our unused bank lines to $1 billion.

On March 2, 2016 we sold 1 million shares of Fairfax at Cdn$735 per share to partially fund the acquisition of Eurolife and the purchase of an additional 9% of ICICI Lombard and to maintain a very strong financial position in these uncertain times.

You may have forgotten, but in 1998 we swapped $125 million of our 7 3/8% debentures due April 15, 2018 for Japanese yen-denominated debt of the same maturity with a fixed rate of 3.48% per annum. Last year, we closed the swap for a cumulative profit of $44 million, much less than what we expected at the time, due to the appreciation of the yen.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	(4.9)%	4.2%	9.8%
S&P 500	12.6%	7.3%	5.0%
Taxable bonds	7.2%	9.8%	10.2%
Merrill Lynch U.S. corporate (1-10 year) bond index	4.0%	5.0%	5.5%

Hedging our common equity exposures has been very costly for us over the last five years – particularly in 2013. However, we have warned you many times in our Annual Reports of the many risks that we see and the great disconnect between the markets and the economic fundamentals. These risks may be coming to a head in early 2016, as I write this Annual Report to you – right out of the blue!

The most important risk we saw was that the 2008/2009 recession was not like any we had experienced in the last 50 years. The closest comparables were the U.S. in the 1930s and Japan since 1990. Most investors consider the 2008/2009 recession and crash to be a once in a generation event – and it's over! We differ because we think we escaped the serious adverse consequences of that recession as a result of huge fiscal stimulus from the U.S., even greater fiscal stimulus from China and the reduction in interest rates to 0% with massive monetary stimulus in the U.S., Europe and Japan through QE programs. There is nothing to fall back on now if the U.S. and Europe slip back into recession.

Here are some of the risks we discussed in our recent Annual Reports:

2010

The real estate bubble in China, causing a worldwide commodity bubble.

2011

The psychology of U.S. consumers may be changing to less spending and more saving just like what happened in Japan with Japanese housewives no longer buying stocks after the significant crash in the market in the 1990s period. Record profit margins in the U.S. were being extrapolated into the future as opposed to the historic regression to the mean. Commodities could collapse with the breaking of the Chinese bubble and Canada would not be spared.

2012

The great disconnect between stock markets and the economic fundamentals. Junk bond yields making new lows of 5%-6%. Emerging market countries like Bolivia issuing $500 million of U.S. dollar-denominated ten-year paper at 4 7/8%. We quoted Russ Napier who said that much capital has been destroyed in history by reaching for yields of 5%-6% in a low interest rate environment. After an acquisition binge in 2011 and even earlier, mining companies had begun facing the consequences even though commodity prices had yet to collapse. Speculation in condos was in full swing in Canada.

2013

We listed the problems in China including the fact that it had built the equivalent of 50 Manhattans in the previous five years and it had a shadow banking system even bigger than the U.S. banking system prior to the crash in 2008/2009. In spite of QE1, 2 and 3, economic growth in the U.S. was very tepid! Commodity prices had begun to come down but had not collapsed. We felt with high debt levels in the developed markets and effectively zero interest rates, the government and central banks had no ammunition left to cushion us from unexpected economic events.

2014

We noted deflation had arrived in the second half of 2014 in the U.S. and Europe. Commodities, particularly oil, collapsed. German 30-year bond rates collapsed to 1% and almost half the German bond market was yielding negative interest rates, reflecting deflation. The Shiller CAPE index was at record P/E ratios, only seen twice before – in 1999/2000 and 1929. The rising U.S. dollar was resulting in profit margins of U.S. companies coming down from record levels.

So let's now turn to the comprehensive risks we see currently.

Commodity prices declined significantly again in 2015 with the S&P GSCI making 10-year lows. Recently, the price of oil went below $30 per barrel, the price of copper below $2.00 per pound and the price of iron ore below $40 per tonne. The table below shows the carnage in commodities and mining stock prices from the 2011 highs:

	Peak in 2011	December 31, 2015	% Change
Oil – $/barrel	$113.93	$37.04	(67)%
Copper – $/lb.	4.61	2.13	(54)%
Iron Ore – $/tonne	138.20	43.40	(69)%
Cotton – $/lb.	2.15	0.63	(71)%
Corn – $/bushel	7.87	3.59	(54)%
Rio Tinto	$76.63	$29.12	(62)%
Anglo American (£)	3,437.00	299.45	(91)%
BHP	102.68	25.76	(75)%
Glencore (£)	473.23	90.48	(81)%
Teck	65.10	3.86	(94)%
Cliffs	101.43	1.58	(98)%

Interestingly enough, all of the above companies made major acquisitions in 2011 and loaded up their balance sheets with debt! They are trying to clean up their balance sheets by selling subsidiaries at very low prices – and at huge losses from their purchase price. Unfortunately, we have seen this movie many times over our 40-year career.

As we have said a few times before, the collapsing commodity prices will not spare Canada. Canadian housing prices, particularly in Toronto and Vancouver, have gone up significantly, driven by lax policies at CMHC (Canada's equivalent to Fannie Mae and Freddie Mac). Canadians have accessed their increasing real estate wealth through lines of credit easily available from the banks. Sounds familiar? This is exactly what happened in the United States before the financial crisis in 2008/2009. If history is any guide, this will reverse and we continue to be shocked at the massive debt levels incurred by young people (below 45 years old), with no financial buffer against hard times as the C.D. Howe report, Mortgaged to the Hilt, shows.

China devalued its currency on August 11, 2015 by 1.9% – the biggest move in 21 years. The Chinese government is trying frantically to support four major markets: its exchange market, its stock market, its bond market (no debt defaults allowed) and of course, the biggest real estate bubble we have ever witnessed. In 2015, China's foreign exchange reserves dropped for the first time in 20 years – by almost $800 billion from the high. Early in 2016, the trend continues!

The high yield bond market, mainly due to oil and mining issues, is moribund. Spreads have increased dramatically – particularly for energy issues! Of course, distress in the energy area is being transmitted to the pipelines and then to the banks and bond markets that funded significant pipelines and transmission expansions and acquisitions. Distress is spreading into other areas of the high yield market. Recently, three high yield funds, one very prominent, were not able to redeem for cash and closed down – similar to the Bear Stearns real estate funds in June 2007. This may well be the Hyman Minksy moment!

Record emerging market bond purchases by mutual funds reaching for yield is another bomb waiting to explode. For example, Venezuela has some $115 billion in U.S. dollar bonds outstanding with $8.6 billion maturing in the remainder of 2016. Oil and gas accounts for 25% of its economy and 96% of its exports, and inflation is running at 181%. A default would have a significant impact on bond mutual fund redemptions which would cause major losses to the retail investor – and potentially a run on these funds. Many emerging market countries in Latin America, Africa and Asia have similar challenges.

Japan recently decided to expand its quantitative easing program which resulted in its ten-year yield going negative (-0.03%). Its yen/dollar exchange rate weakened for a day and then strengthened by 7% – much to the shock of the Bank of Japan and most investors! Prime Minister Abe and the Bank of Japan's Governor Kuroda have tried to create inflation in Japan by weakening their currency but have failed so far!

As I write to you, Japan is still under deflation – the economy shrank 1.1% in the fourth quarter of 2015. Declining interest rates and negative interest rates have caused a major problem for banks all over the world as their net interest margins get compressed. Japanese bank net interest margins have been declining for the past ten years while European and U.S. banks have experienced the same in the past five years. Concerns about bank profitability have led to a 40% reduction in European bank stock prices in 2016 with Deutsche Bank making 30-year lows and selling at 35% of book value.

Imagine my shock when I recently found out that a friend's 90-year old grandmother had an equity weighting of 85% – yes, 85%! And she has a very reputable bank as her investment advisor. When asked to reduce her exposure, she said she couldn't get income any other way!! I have not given up on changing her mind – but it will not be easy!

Speaking of dividends, have you noticed the dividend reductions spreading from junior oil and mining companies to senior oil companies like ConocoPhillips (66% cut), to senior mining companies like Rio Tinto (50% cut) and BHP (74% cut), to pipeline companies like Kinder Morgan (75% cut), and to large utilities like RWE in Europe (100% cut)? Dividends for the S&P500 are down slightly but it is very early days as pre-tax margins regress to the mean. Also, many companies have borrowed to pay dividends! Much pain to come for sure!

There is a prevailing view today that common shares are great long term investments, irrespective of price. This is a great example of long term investing gone astray. Of course, there is no country more entrepreneurial than the United States, with the rule of law and deep capital markets that are the envy of the whole world. But as history shows, being bullish in 1929, when the Dow Jones hit 400, meant you had to wait 25 years (until 1954) before the Dow Jones saw 400 again. In the meantime you had to survive a 90% decrease in the index. More recently in Japan, the Nikkei has yet to hit the 40,000 level it traded at in 1989 – almost 27 years ago. It is still over 50% below its all-time high in 1989. As they say, caveat emptor!

I have purposely given you a quick summary of all the problems/challenges that the world faces right now. The potential for unintended consequences, and therefore of pain, is huge. This is why Ben Graham said if you were not bearish in 1925 – yes, 1925 – you had a 1 in 100 chance of surviving the depression – really the 1930 to 1932 crash in the stock market that resulted in an 86% loss from the high in 1930. We continue to protect you, our shareholders – and our company – as best we can from the potential problems that we see. As we have said, it is better to be wrong, wrong, wrong, wrong, wrong and then right, than the other way around! We remember it took 89 years for AIG to build $90 billion of shareholders' capital, and only one year to lose it all!

As we said in last year's Annual Report, with deflation in the air, our CPI-linked derivative contracts, with a notional amount of $109 billion, have come to life. Here's how they have performed recently:

Value of CPI-linked Derivatives
September 30, 2014	110
December 31, 2014	238
December 31, 2015	273

Early in 2016, ten-year TIP spreads (i.e., the spread between ten-year inflation adjusted bonds and treasuries) have made new lows, second only to the 2008/2009 lows. Declining TIP spreads, reflecting lower inflation expectations and higher volatility, result in higher prices for our CPI-linked derivative contracts.

If some of the risks that we have discussed earlier materialize and deflation becomes embedded in the U.S. and Europe, as it has been in Japan since the 1990s and as it was in the U.S. in the 1930s, these contracts can become very valuable and protect our company from deflation's deleterious effects! In our 2007 Annual Report, we discussed how the value of our CDS contracts increased from June 2007 to February 2008 after declining for the previous four years! They went from a market value of $200 million to $2 billion, i.e., a ten times increase in the course of eight months. And this was long before the Lehman Brothers crisis at the end of 2008!

The table below gives you more details on our CPI-linked derivative contracts as at December 31, 2015:

Underlying CPI Index	Floor Rate(1)	Average Life	Notional Amount	Cost	Cost(2)	Market Value	Market Value(2)	Unrealized Gain (Loss)
		(in years)			(in bps)		(in bps)
United States	0.0%	6.6	46,225.0	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	42,338.4	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	4,863.9	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,421.8	20.7	60.5	13.3	38.9	(7.4)

		6.6	109,449.1	655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount.

On average, our CPI-linked derivative contracts have 6.6 years to go. We will update the table above every quarter.

In 2015, we maintained our position in CPI-linked derivative contracts as shown in the table below:

	2010	2011	2012	2013	2014	2015
Notional amount ($ billions)	34.2	46.5	48.4	82.9	111.8	109.4
Cost	302.3	421.1	454.1	545.8	655.4	655.8
Market value	328.6	208.2	115.8	131.7	238.4	272.6

The table below shows you the average strike price of our contracts versus the index values at the end of 2015:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2015 CPI
	($ billions)
United States – 0.0%	46.2	231.32	236.53
United States – 0.5%	12.6	238.30	236.53
European Union	42.3	111.84	117.21
United Kingdom	4.9	243.82	260.60
France	3.4	125.07	126.03

Total	109.4

In the five years 2010 – 2014, we had significant losses, mostly unrealized, from our hedging program and from our CPI-linked derivative contracts. This began to reverse in 2015, as shown below:

	2010	2011	2012	2013	2014	2015	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,982.0)	(194.5)	501.8	(3,202.9)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(126.9)	17.7	35.7	(408.5)

Total	(908.5)	180.0	(1,134.7)	(2,108.9)	(176.8)	537.5	(3,611.4)

We hope the unrealized losses reverse out and turn into profits as they did in 2007/2008, as shown in the table below:

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains in 2007 and 2008. We continue to be focused on protecting your company from the significant unintended consequences that prevail today.

The speculation in the high tech world ended in early 2016, as shown in the table below:

	Highest Price per Share in Last Two Years	Price per Share on February 29, 2016	% Decline
Social Media
Twitter	$69.00	$18.12	(74)%
Netflix	130.93	93.41	(29)%
LinkedIn	270.76	117.19	(57)%
Yelp	98.04	20.24	(79)%
Yandex	44.22	12.92	(71)%
Tencent Holdings	171.00	141.90	(17)%
Other Tech/Web
Groupon	$12.08	$4.78	(60)%
Service Now	89.99	54.99	(39)%
Salesforce.com	82.14	67.75	(18)%
Netsuite	119.63	60.42	(49)%

When it is all over, we will not be surprised if most of these stocks are down 90%!

The speculation in private high tech companies (the most valuable of which are known as "unicorns") has also ended with a thud. A friend of mine said the new name for these companies is "unicorpse" as many of them cannot fund their losses internally for more than a few months and now have almost no access to external funding. The table below shows the companies mentioned in last year's Annual Report.

	Latest Valuation	Total Equity Funding	Valuation/Funding
	($ billions)	($ billions)
Uber	62.5	8.8	7.1x
Xiaomi	45.0	1.5	31.0x
Airbnb	25.0	2.4	10.5x
Palantir Technologies	20.0	2.5	8.2x
Didi Kuaidi	16.5	4.4	3.7x
Flipkart	15.2	3.2	4.8x
SpaceX	12.0	1.3	9.6x
Snapchat	12.0	1.2	10.3x
Pinterest	11.0	1.3	8.3x
Dropbox	10.0	0.6	16.5x
WeWork	10.0	1.0	10.0x
Theranos	9.0	0.4	22.5x
Spotify	8.5	0.5	16.2x
Lyft	5.5	2.0	2.7x
Stripe	5.0	0.3	16.7x

Layoffs have begun in many of these companies. Money is being raised at lower valuations than the previous round of financing and the cycle is now in reverse.

As we have said in the past, when you review our financial statements, please remember that when we own more than 20% of a company, we equity account, and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates is $2,407 million while its carrying value is $1,933 million, representing an unrealized gain of $474 million which is not on our balance sheet.

Also, we own 68% of Thomas Cook India, which is consolidated in our statements. The unrealized gain on this position, based on market value as at December 31, 2015, is $475 million. This brings the total unrealized gain not reflected on our balance sheet to $949 million.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2015	2014
Bonds	1,126.0	1,642.3
Preferred stocks	(103.9)	33.5
Common stocks	(685.8)	325.9
Investments in associates	473.7	452.8

Total	810.0	2,454.5

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

Canada	704.3
United States	1,059.7
Other	2,708.3

Total	4,472.3

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

Our annual dividend remained the same as in 2014. On a normalized basis, we are paying out approximately 2% of our book value per share or approximately 17% of our earnings – and over time these ratios should drop significantly as we like the idea of a stable dividend and do not anticipate it will change for some time.

During 2015, I went to you, our shareholders, for approval of the preservation of the voting power of my multiple voting shares. Over the past 30 years, I have repeatedly mentioned to you that you suffer a major negative with my control of the company – you cannot make a quick profit on Fairfax stock as I will not accept a takeover offer, irrespective of price. In return, of course, we are very much focused on making a return for you over the long term.

Over time, with the stock issues we have done, my multiple voting shares, which once represented 80% of the votes, represented only 41.8% of the votes. I was very uncomfortable going much below this level of control as our company would then be subject to being taken over. That left us two choices: either change the multiple voting share structure, or stop making acquisitions using our stock as currency. Our Board formed a Special Committee consisting of Alan Horn (Chair), Tony Griffiths and Bob Gunn which, after much careful consideration, proposed terms which protected the interests of minority shareholders while preserving the power of the multiple voting shares. We discussed this with our large shareholders and at a special shareholders' meeting we obtained approval from our shareholders. Changing the terms of our multiple voting shares needed a high hurdle of 2/3 approval of our publicly traded subordinate voting shares and we got it – we believe because shareholders recognized that this was the best governance in all of Fairfax's circumstances. We thank the Special Committee members for their extensive work and sensitive consideration on behalf of our shareholders, and we are very thankful to you, our shareholders, for this support!

In connection with this approval, I have agreed that through 2025, I will continue not to receive any remuneration by way of bonus, equity incentive or pension entitlement, and my annual salary will remain at Cdn$600,000, where it has been since 2000 at my request. Also, the continuing effect of the preservation of the approved multiple voting share power is subject to ratification votes by a majority of the shareholders other than me periodically at certain dates after defined increases in the number of our outstanding shares (please read our proxy circular for the details).

All in all, this is an excellent deal for Fairfax and its shareholders, as it allows us to expand significantly while retaining the very valuable corporate culture that we have built over the past 30 years. While you won't benefit from a takeover premium for Fairfax, we will be focused on building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way. Perhaps I am biased, but the fact that Fairfax is not for sale and that Fairfax will not sell any of its insurance companies is a major plus for our companies and all of our employees.

This is a major advantage for Fairfax in today's world of corporate activism and short termism. Companies are being destroyed, quite often, by the short term focus of corporate activists who, in order to make a quick profit for themselves, aggressively demand that companies sell divisions or cut costs indiscriminately, or get taken over! This activity is anathema to us and gives business a bad name. We will never take part in it!

Of course, this does not prevent companies that we have invested in experiencing these problems. Recently, we saw it with Sandridge, an oil and gas company run by its founder, Tom Ward. Some activists got together and removed Tom as CEO at precisely the wrong time. Tom was one of the few CEOs in the oil industry who, at our urging, had hedged the price of oil for about three years at approximately $90 per barrel. While we will never know, Tom, with his entrepreneurial instincts, may have hedged more of his oil production and survived the current oil price collapse. As it is, because of its significant debt position, Sandridge recently stopped paying its interest – and we likely will lose our whole investment. A costly error on our part as we should have sold as soon as Tom resigned!

We continue to be extremely fortunate to have very long term shareholders. Many of you have been supporting us since we began in 1985. Our institutional shareholders also are unusually long term – many have been with us for 10 – 25 years. You can see that in our turnover. Our shares have an annual turnover rate of 32%, one of the lowest on the Toronto Stock Exchange or the NYSE. The most active traders on the NYSE have annual turnover rates in excess of 500%.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	30%	22%	17%	13%	17%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,306 shares of Fairfax worth Cdn$2.2 million at the end of 2015. I am happy to say, we have many employees who have done exactly that! We want our employees to be owners and to benefit from the performance of their company.

We began Hamblin Watsa 31 years ago in 1984 with Tony Hamblin, Frances Burke, Mary Pritchard and myself. We had no money but big dreams! The four of us worked very closely, and Roger Lace and Brian Bradstreet joined us within a year or two. Frances Burke, our trader extraordinaire, bought and sold common shares for us first in Canada, then in the U.S. and then the world! Some days she worked right through the clock, particularly during the Asian crisis when we were buying shares in Asia. She was almost always the first to come into the office and the last to leave. Nothing ever missed her attention and all of us could rest easy because it was in Frances' capable hands.

Mary Pritchard ran our small office and, for the longest time, ran me! It was not for nothing that I called her the Real Boss! More recently, she looked after our donations programs.

At the end of 2015, after 31 years, both Frances and Mary decided to retire. We will miss them dearly and wish them a long, healthy and happy retirement. We all have benefitted greatly from their devotion to the company.

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people who are not doing so well. For 2015, we donated $15.1 million for a total of over $140 million since we began. Over the past 30 years (really 25 years since we began our donations program), our annual donations have gone up 100 times. Here are a few examples of our company donations that I would like to highlight.

OdysseyRe supports Little Haven Hospice in London, Institut Pasteur in Paris for its research and treatment of infectious diseases, and AmeriCares for its global disaster relief programs. Also, OdysseyRe continued supporting Stamford Hospital to help fund the construction of a new hospital scheduled to open in September 2016.

Crum & Forster is a major supporter of The Redwoods Group Foundation, an organization that focuses on projects and programs that make people safer. Crum & Forster also supports the Morristown Medical Center, and sponsors an annual volunteer day on which employees spend the whole day volunteering in local communities across the country where the company has offices.

Zenith supports South Central Scholars, a non-profit organization which identifies highly motivated and talented students from disadvantaged communities of Los Angeles County and assists them in achieving academic, career and personal success in college and beyond. Zenith also provides students in undergraduate college programs with scholarships, study and career advice, networking opportunities, resume building and interviewing tips, meaningful job and internship experience, and a senior leader as an engaged and dedicated mentor.

Northbridge supports Partners for Mental Health, a national organization with a mandate to improve mental health in Canada and help put support within reach for all youth affected by mental illness and their families. Northbridge's employees participate in Give Together, an annual fundraising campaign, and annually support local community charities by providing an aggregate of over 2,000 hours of volunteer service.

RiverStone US has partnered with a unique organization, City Year, that has a significant positive impact on elementary school students who are at risk of dropping out of school. The City Year effort is centered around young volunteers, typically recent college graduates, who commit to live and work in Manchester, NH for a year to provide support and programs to the students. RiverStone UK has helped support the first dedicated children's asthma clinic in the U.K.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on April 14, 2016 at Roy Thomson Hall. As in the past few years, we will have booths (the number grows each year) which will provide information and allow you the opportunity to interact with the Presidents and/or senior members of our insurance companies, such as OdysseyRe, Northbridge, Crum & Forster, Zenith, Brit, ICICI Lombard, Fairfax Asia (which now includes BIC, our new venture in Vietnam), and our partners in the Middle East, the Gulf Insurance Group. Continuing this year, for all you pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favourite pet. Please also stop by and visit the booth of IIFL, one of the companies that Fairfax India has invested in. To give you enough time to visit all our booths, the doors will open at 8 a.m.

Last year I mentioned to you that we had instituted the Fairfax Leadership Workshop, which every year brings together about 25 of our future leaders for a week of learning, exposure to other members of the Fairfax family, networking and immersion in the Fairfax culture. I am happy to say we now have about 100 graduates from this program and they will be the ones that you see at the various insurance company booths. That number will grow each year by another 25 or so. In addition, the booths will showcase some of our non-insurance company investments – William Ashley, Sporting Life, Arbor Memorial, Kitchen Plus, Quess and Boat Rocker Media. I also want to highlight to you our new innovation lab that we have started in Waterloo, for which we created our FairVentures company. The innovation and research lab was created with the mandate to develop, partner and invest in innovative solutions to support the entire Fairfax family of companies and plan for the future. Please visit their booth and say hello to Dave Kruis who is leading the charge.

This year, in addition to Cara and the Keg restaurants, McEwan's, led by celebrity chef Mark McEwan, will also be present to help tantalize your taste buds. As I mentioned, we are now one of the leading restaurant companies in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space. BlackBerry, which always attracts a crowd, will also have a booth. I am sure that I will be able to convince John Chen to raffle a BlackBerry Priv and my personal favourite, the Passport. We will have BlueAnt, Boat Rocker Media, Zoomer Media and Thomas Cook India present as well. Madhavan Menon from Thomas Cook has promised a shareholders' discount to take your bookings for the trip of a lifetime to India, in case you did not avail of it last year! Many have already gone and have had a wonderful experience, so please visit their booth and see the different trips that they have to offer. India is a vast and diverse country and cannot be done justice in just one trip! So come early and visit all our booths. It is a great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at Cara and the Keg.

Bill Gregson, David Aisenstat and Mark McEwan will have their chefs on hand to prepare a few of the signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends. They would also encourage you after the meeting to dine at their restaurants that are within walking distance from Roy Thomson Hall. We will have booths featuring some of our major charity partners – The Hospital for Sick Children, Americares and the Royal Ontario Museum – so you can see firsthand how we reinvest into the communities in which we do business. Doing good by doing well!! Hopefully in the spirit of giving, you will be inclined to make an additional contribution! As in the past, highlighted will be two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be the fifth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it – he has some outstanding speakers – and it is well worth your time to attend.

This year I would like you to stop by and visit Stephen Post who last year gave away his book "Is Ultimate Reality Unlimited Love" to anyone who gave a donation to the Crohn's and Colitis Foundation. This year, Stephen is giving away 125 copies of "Why Good Things Happen to Good People", which describes how to live a happier, healthier and longer life through the simple act of giving. Stephen was a very close friend of Sir John Templeton.

Also, to make it convenient for you and the shareholders of Fairfax India (many of you are the same), Fairfax India will have its first annual meeting at 2:00 p.m. at Roy Thomson Hall. Chandran Ratnaswami, John Varnell, Harsha Raghavan and the CEOs of Fairfax India's investees will be on hand to answer any questions you may have.

This year, to commemorate our 30th anniversary, we have compiled all of my letters to shareholders from our 1985 to 2015 Annual Reports into a book, which we will give to everyone attending our annual meeting as a token of our appreciation to our loyal shareholders. Given the many mistakes we have made, I hope that rereading these letters won't deter you from being long term investors!

So, as we have done for the last 30 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet the fine men and women that work at and run our companies. I personally am inspired each and every time that I meet you all, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have the loyal shareholders that we have.

March 11, 2016

V. Prem Watsa
 Chairman and Chief Executive Officer

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Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of this assessment did not include an evaluation of the internal control over financial reporting of Brit PLC, which was acquired on June 5, 2015 and subsequently renamed Brit Limited. The operations of Brit Limited represented 8.8% of the company's consolidated revenue for the year ended December 31, 2015 and represented 15.3% and 15.9% of the company's consolidated assets and liabilities respectively as at December 31, 2015. Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 11, 2016

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Independent Auditor's Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries' 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2015 and 2014 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2015 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting on page 28.

Auditor's responsibility

Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Brit PLC, which was subsequently renamed Brit Limited, from its assessment of internal control over financial reporting as at December 31, 2015 because it was acquired by the Company in a purchase business combination during 2015. We have also excluded Brit Limited from our audit of internal control over financial reporting. Brit Limited is a 70.1% owned subsidiary whose total assets, total liabilities and total revenues represent 15.3%, 15.9% and 8.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2015.

Opinion

In our opinion, Fairfax Financial Holdings Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

March 11, 2016

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Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2015 and December 31, 2014

	Notes	December 31, 2015	December 31, 2014
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $62.8; December 31, 2014 – $109.7)	5, 27	1,276.5	1,244.3
Insurance contract receivables	10	2,546.5	1,931.7
Portfolio investments
Subsidiary cash and short term investments	5, 27	6,641.6	5,534.3
Bonds (cost $11,258.9; December 31, 2014 – $9,900.1)	5	12,286.6	11,445.5
Preferred stocks (cost $220.5; December 31, 2014 – $386.8)	5	116.6	376.4
Common stocks (cost $6,004.2; December 31, 2014 – $4,531.7)	5	5,358.3	4,848.5
Investments in associates (fair value $2,185.9; December 31, 2014 – $2,070.5)	5, 6	1,730.2	1,617.7
Derivatives and other invested assets (cost $628.5; December 31, 2014 – $634.0)	5, 7	500.7	426.8
Assets pledged for short sale and derivative obligations (cost $322.9; December 31, 2014 – $757.8)	5, 7	351.1	860.0
Fairfax India cash and portfolio investments (cost $848.7; December 31, 2014 – nil)	5, 27	847.4	–

		27,832.5	25,109.2

Deferred premium acquisition costs	11	532.7	497.6
Recoverable from reinsurers (including recoverables on paid losses – $286.3; December 31, 2014 – $230.7)	9	3,890.9	3,982.1
Deferred income taxes	18	463.9	460.4
Goodwill and intangible assets	12	3,214.9	1,558.3
Other assets	13	1,771.1	1,347.6

Total assets		41,529.0	36,131.2

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2015	December 31, 2014
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	2,555.9	2,029.1
Income taxes payable	18	85.8	118.3
Short sale and derivative obligations (including at the holding company – $0.6; December 31, 2014 – $31.6)	5, 7	92.9	160.8
Funds withheld payable to reinsurers		322.8	461.5
Insurance contract liabilities	8	23,101.2	20,438.7
Long term debt – holding company and insurance and reinsurance companies	15	3,067.5	3,042.4
Long term debt – non-insurance companies	15	284.0	136.6

Total liabilities		29,510.1	26,387.4

Equity	16
Common shareholders' equity		8,952.5	8,361.0
Preferred stock		1,334.9	1,164.7

Shareholders' equity attributable to shareholders of Fairfax		10,287.4	9,525.7
Non-controlling interests		1,731.5	218.1

Total equity		12,018.9	9,743.8

		41,529.0	36,131.2

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2015 and 2014

	Notes	2015	2014
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	8,655.8	7,459.9

Net premiums written	25	7,520.5	6,301.8

Gross premiums earned		8,581.7	7,358.2
Premiums ceded to reinsurers		(1,210.7)	(1,142.0)

Net premiums earned	25	7,371.0	6,216.2
Interest and dividends	5	512.2	403.8
Share of profit of associates	6	172.9	105.7
Net gains (losses) on investments	5	(259.2)	1,736.2
Other revenue	25	1,783.5	1,556.0

		9,580.4	10,017.9

Expenses
Losses on claims, gross	8	5,098.4	4,427.4
Losses on claims ceded to reinsurers	9	(712.0)	(633.1)

Losses on claims, net	26	4,386.4	3,794.3
Operating expenses	26	1,470.1	1,227.2
Commissions, net	9	1,177.3	959.9
Interest expense	15	219.0	206.3
Other expenses	26	1,703.1	1,492.3

		8,955.9	7,680.0

Earnings before income taxes		624.5	2,337.9
Provision for (recovery of) income taxes	18	(17.5)	673.3

Net earnings		642.0	1,664.6

Attributable to:
Shareholders of Fairfax		567.7	1,633.2
Non-controlling interests		74.3	31.4

		642.0	1,664.6

Net earnings per share	17	$23.67	$74.43
Net earnings per diluted share	17	$23.15	$73.01
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	22,070	21,186

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2015 and 2014

	Notes	2015	2014
		(US$ millions)

Net earnings		642.0	1,664.6

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations		(557.9)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	7	218.8	118.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	6	(25.0)	(52.7)

		(364.1)	(134.7)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	6	28.8	(36.7)
Net losses on defined benefit plans	21	(6.1)	(32.9)

		22.7	(69.6)

Other comprehensive loss, net of income taxes		(341.4)	(204.3)

Comprehensive income		300.6	1,460.3

Attributable to:
Shareholders of Fairfax		316.0	1,436.7
Non-controlling interests		(15.4)	23.6

		300.6	1,460.3

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2015 and 2014
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the year	–	–	–	–	567.7	–	567.7	–	567.7	74.3	642.0
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(468.3)	(468.3)	–	(468.3)	(89.6)	(557.9)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	218.8	218.8	–	218.8	–	218.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	–	–	–	–	–	(25.0)	(25.0)	–	(25.0)	–	(25.0)
Share of net gains on defined benefit plans of associates	–	–	–	–	–	28.0	28.0	–	28.0	0.8	28.8
Net losses on defined benefit plans	–	–	–	–	–	(5.2)	(5.2)	–	(5.2)	(0.9)	(6.1)
Issuance of shares	587.0	–	15.3	(16.1)	–	–	586.2	179.0	765.2	–	765.2
Purchases and amortization	–	–	(95.5)	34.8	–	–	(60.7)	(8.8)	(69.5)	0.2	(69.3)
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	4.0	–	4.0	–	4.0	–	4.0
Common share dividends	–	–	–	–	(216.1)	–	(216.1)	–	(216.1)	(5.0)	(221.1)
Preferred share dividends	–	–	–	–	(49.3)	–	(49.3)	–	(49.3)	–	(49.3)
Acquisitions of subsidiaries (notes 16 and 23)	–	–	–	–	–	–	–	–	–	1,175.4	1,175.4
Other net changes in capitalization	–	–	–	(8.9)	14.5	5.8	11.4	–	11.4	358.2	369.6

Balance as of December 31, 2015	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9

Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the year	–	–	–	–	1,633.2	–	1,633.2	–	1,633.2	31.4	1,664.6
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(193.3)	(193.3)	–	(193.3)	(7.4)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	118.7	118.7	–	118.7	–	118.7
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	–	(52.7)	(52.7)	–	(52.7)	–	(52.7)
Share of net losses on defined benefit plans of associates	–	–	–	–	–	(36.7)	(36.7)	–	(36.7)	–	(36.7)
Net losses on defined benefit plans	–	–	–	–	–	(32.5)	(32.5)	–	(32.5)	(0.4)	(32.9)
Issuance of shares	–	–	8.8	(12.2)	–	–	(3.4)	–	(3.4)	–	(3.4)
Purchases and amortization	–	–	(24.6)	36.8	–	–	12.2	(1.7)	10.5	–	10.5
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	0.5	–	0.5	–	0.5	–	0.5
Common share dividends	–	–	–	–	(215.7)	–	(215.7)	–	(215.7)	(6.6)	(222.3)
Preferred share dividends	–	–	–	–	(56.9)	–	(56.9)	–	(56.9)	–	(56.9)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	86.7	86.7
Other net changes in capitalization	–	–	–	3.3	(2.4)	–	0.9	–	0.9	7.0	7.9

Balance as of December 31, 2014	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2015 and 2014

	Notes	2015	2014
		(US$ millions)
Operating activities
Net earnings		642.0	1,664.6
Depreciation, amortization and impairment charges	25	133.3	94.2
Net bond discount amortization		(0.2)	(30.0)
Amortization of share-based payment awards		34.8	36.8
Share of profit of associates	6	(172.9)	(105.7)
Deferred income taxes	18	(210.4)	521.7
Net (gains) losses on investments	5	259.2	(1,736.2)
Loss on repurchase of long term debt	15	–	3.6
Net purchases of securities classified as FVTPL	27	(484.3)	(590.0)
Changes in operating assets and liabilities	27	(56.8)	70.8

Cash provided by (used in) operating activities		144.7	(70.2)

Investing activities
Sales of investments in associates	6, 23	201.3	252.1
Purchases of investments in associates	6, 23	(313.3)	(390.2)
Net purchases of premises and equipment and intangible assets		(201.3)	(67.1)
Purchases of subsidiaries, net of cash acquired	23	(1,455.6)	(189.9)
Sales of subsidiaries, net of cash divested	23	304.4	–
Increase in restricted cash for purchase of subsidiary		(6.5)	–

Cash used in investing activities		(1,471.0)	(395.1)

Financing activities
Long term debt – holding company and insurance and reinsurance companies:	15
Issuances, net of issuance costs		275.7	294.2
Repayments		(212.4)	(86.6)
Long term debt – non-insurance companies:	15
Issuances, net of issuance costs		54.2	–
Repayments		(5.8)	(3.5)
Net borrowings from revolving credit facilities		18.4	17.4
Subordinate voting shares:	16
Issuances, net of issuance costs		575.9	–
Purchases for treasury		(95.5)	(24.6)
Common share dividends		(216.1)	(215.7)
Preferred shares:	16
Issuance, net of issuance costs		179.0	–
Repurchases		(4.8)	(1.2)
Preferred share dividends		(49.3)	(56.9)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs	23	725.8	–
Net sales to non-controlling interests	23	430.0	–
Dividends paid to non-controlling interests		(5.0)	(6.6)

Cash provided by (used in) financing activities		1,670.1	(83.5)

Increase (decrease) in cash and cash equivalents		343.8	(548.8)
Cash and cash equivalents – beginning of year		3,018.7	3,758.2
Foreign currency translation		(236.9)	(190.7)

Cash and cash equivalents – end of year	27	3,125.6	3,018.7

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	39
2.	Basis of Presentation	39
3.	Summary of Significant Accounting Policies	39
4.	Critical Accounting Estimates and Judgments	50
5.	Cash and Investments	51
6.	Investments in Associates	57
7.	Short Sales and Derivatives	58
8.	Insurance Contract Liabilities	61
9.	Reinsurance	64
10.	Insurance Contract Receivables	65
11.	Deferred Premium Acquisition Costs	65
12.	Goodwill and Intangible Assets	66
13.	Other Assets	67
14.	Accounts Payable and Accrued Liabilities	68
15.	Long Term Debt and Credit Facilities	69
16.	Total Equity	71
17.	Earnings per Share	75
18.	Income Taxes	75
19.	Statutory Requirements	78
20.	Contingencies and Commitments	78
21.	Pensions and Post Retirement Benefits	79
22.	Operating Leases	80
23.	Acquisitions and Divestitures	80
24.	Financial Risk Management	85
25.	Segmented Information	101
26.	Expenses	106
27.	Supplementary Cash Flow Information	107
28.	Related Party Transactions	108
29.	Subsidiaries	109

Notes to Consolidated Financial Statements
for the years ended December 31, 2015 and 2014
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2015 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective as at December 31, 2015 (except IFRS 9 (2010) Financial Instruments which was adopted early). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, income taxes payable, and short sale and derivative obligations. The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 11, 2016.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date). The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings.

The consolidated financial statements are prepared as of December 31, 2015 and 2014 based on individual holding companies' and subsidiary companies' financial statements at the same dates. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The company's significant subsidiaries are identified in note 29.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest's share in changes of the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

A pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit inclusive of its allocated goodwill is compared to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The carrying value of intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment annually or more frequently if there are potential indicators of impairment.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. A pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date (or more frequently when conditions warrant) using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details. If there is objective evidence of impairment, the associate is written down to its recoverable amount. Gains and losses realized on dispositions of associates and unrealized impairment losses are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a foreign subsidiary.

Net investment hedge – The net unrealized gain or loss relating to the effective portion of the hedge is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of the investment in the hedged foreign subsidiary. Gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings in the future. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, equity instruments, debt instruments, securities sold short, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments at their acquisition date. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

Classification – Short term investments, equity instruments, debt instruments, securities sold short and derivatives are classified as fair value through profit or loss ("FVTPL"). Investments classified as FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred on investments are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

An investment in a debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The company's business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to investments classified or designated as FVTPL are expensed as incurred.

An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased.

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors the derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a derivative are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Cash received from counterparties as collateral for derivative contracts is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet within holding company cash and investments or within portfolio investments assets as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment, and at inception, their fair value is zero.

CPI-linked derivative contracts – The company's derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts may be structured to provide a payout at maturity if there is cumulative deflation over the life of the contract or if cumulative average inflation is below a specified floor rate over the life of the contract. As the average remaining life of a CPI-linked derivative declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three level hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of securities sold short, the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (total return swaps) and certain warrants are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from third party broker-dealers to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its runoff operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claim trends, claim severities, exposure growth, and other factors, are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually paid and reported.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of numbers of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries, at the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted subsidiary earnings where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life and charged to operating expenses in the consolidated statement of earnings.

Other revenue and expenses

Revenue from the sale of hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. These remeasurements will not be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease.

New accounting pronouncements adopted in 2015

The company adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2015. These changes were retrospectively adopted in accordance with the applicable transitional provisions of each new or revised standard, and did not have a significant impact on the consolidated financial statements.

Amendment to IAS 19 Employee Benefits ("IAS 19")

The IASB amended IAS 19 to permit employee contributions that are independent of the number of years of service to be recognized as a reduction of service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Retrospective adoption of the amendment on January 1, 2015 did not have a significant impact on the consolidated financial statements.

IFRS Annual Improvements

The IASB periodically issues improvements to clarify the requirements of IFRS and eliminate inconsistencies within and between standards. Adoption of the 2010-2012 and 2011-2013 improvements on January 1, 2015 in accordance with their respective transition provisions did not have a significant impact on the consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2015. The company is currently evaluating their impact on its consolidated financial statements.

IFRS Annual Improvements 2012-2014

In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2016, with retrospective application.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance. The company is also evaluating the implementation options for insurers proposed in the December 2015 Exposure Draft Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Proposed amendments to IFRS 4).

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB published IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, lessees will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with modified retrospective application.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

In May 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to clarify that revenue-based amortization methods cannot be used to amortize property, plant and equipment, and may be used to amortize intangible assets only in limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016, with prospective application.

Disclosure Initiative (Amendments to IAS 1)

In December 2014 the IASB issued certain narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing presentation and disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2016, with retrospective application.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of the determination of fair value for financial instruments (notes 3 and 5), carrying value of associates (notes 3 and 6), and contingencies (note 20). Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies.

Business combinations

Accounting for business combinations requires judgments and estimates to be made in order to determine the fair values of the consideration transferred, assets acquired and the liabilities assumed. The company uses all available information, including external valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize the determinations of fair value for business combinations.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2015	December 31, 2014
Holding company:
Cash and cash equivalents (note 27)	222.4	317.7
Short term investments	241.7	121.6
Short term investments pledged for short sale and derivative obligations	49.9	92.0
Bonds	511.7	323.8
Bonds pledged for short sale and derivative obligations	12.9	17.7
Preferred stocks	0.3	144.2
Common stocks(1)	159.6	89.8
Derivatives (note 7)	78.0	137.5

	1,276.5	1,244.3
Short sale and derivative obligations (note 7)	(0.6)	(31.6)

	1,275.9	1,212.7

Portfolio investments:
Cash and cash equivalents (note 27)	3,227.7	3,034.5
Short term investments	3,413.9	2,499.8
Bonds	12,286.6	11,445.5
Preferred stocks	116.6	376.4
Common stocks(1)	5,358.3	4,848.5
Investments in associates (note 6)	1,730.2	1,617.7
Derivatives (note 7)	484.4	412.6
Other invested assets	16.3	14.2

	26,634.0	24,249.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 27)	7.7	–
Short term investments	129.1	227.7
Bonds	214.3	632.3

	351.1	860.0

Fairfax India cash and portfolio investments:
Cash and cash equivalents (note 27)	22.0	–
Short term investments	61.5	–
Bonds	512.8	–
Common stocks(1)	48.4	–
Investments in associates (note 6)	202.7	–

	847.4	–

	27,832.5	25,109.2
Short sale and derivative obligations (note 7)	(92.3)	(129.2)

	27,740.2	24,980.0

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,183.0 and $1,094.0 respectively at December 31, 2015 (December 31, 2014 – $1,004.4 and nil). Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

Restricted cash and cash equivalents at December 31, 2015 of $354.2 (December 31, 2014 – $333.5) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in portfolio investments in subsidiary cash and short term investments, assets pledged for short sale and derivative obligations and Fairfax India portfolio investments.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20) and assets pledged for short sale and derivative obligations). Pledged assets primarily consist of bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2015	December 31, 2014
Regulatory deposits	4,786.8	2,717.0
Security for reinsurance and other	699.5	903.8

	5,486.3	3,620.8

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2015 bonds containing call and put features represented approximately $6,339.1 and $179.4 respectively (December 31, 2014 – $6,880.2 and $56.4) of the total fair value of bonds.

	December 31, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,173.9	1,313.1	653.9	664.2
Due after 1 year through 5 years	4,649.9	5,160.3	4,714.1	5,708.3
Due after 5 years through 10 years	952.8	931.5	341.6	355.0
Due after 10 years	5,635.7	6,133.4	5,067.4	5,691.8

	12,412.3	13,538.3	10,777.0	12,419.3

Effective interest rate		5.1%		5.0%

The calculation of the effective interest rate of 5.1% (December 31, 2014 – 5.0%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged U.S. state and municipal bond investments of approximately $4.9 billion (December 31, 2014 – $5.2 billion).

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2015				December 31, 2014
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,479.8	3,479.8	–	–	3,352.2	3,352.2	–	–

Short term investments:
Canadian government	66.7	66.7	–	–	–	–	–	–
Canadian provincials	114.0	114.0	–	–	334.0	334.0	–	–
U.S. treasury	3,433.9	3,433.9	–	–	2,170.7	2,170.7	–	–
Other government	199.0	168.9	30.1	–	361.1	312.8	48.3	–
Corporate and other	82.5	–	82.5	–	75.3	–	75.3	–

	3,896.1	3,783.5	112.6	–	2,941.1	2,817.5	123.6	–

Bonds:
Canadian government	297.1	–	297.1	–	16.0	–	16.0	–
Canadian provincials	198.8	–	198.8	–	217.1	–	217.1	–
U.S. treasury	2,699.7	–	2,699.7	–	2,094.2	–	2,094.2	–
U.S. states and municipalities	6,646.2	–	6,646.2	–	6,998.2	–	6,998.2	–
Other government	1,625.2	–	1,625.2	–	1,559.0	–	1,559.0	–
Corporate and other	2,071.3	–	1,374.9	696.4	1,534.8	–	701.8	833.0

	13,538.3	–	12,841.9	696.4	12,419.3	–	11,586.3	833.0

Preferred stocks:
Canadian	16.3	–	8.9	7.4	173.9	–	16.7	157.2
U.S.	78.8	–	78.5	0.3	322.4	–	321.6	0.8
Other	21.8	–	21.8	–	24.3	–	24.3	–

	116.9	–	109.2	7.7	520.6	–	362.6	158.0

Common stocks:
Canadian	704.3	601.6	87.0	15.7	918.2	786.7	109.7	21.8
U.S.	1,059.7	531.5	33.9	494.3	907.3	478.0	29.4	399.9
Other funds(1)	1,094.0	–	1,094.0	–	–	–	–	–
Other	2,708.3	1,484.2	464.2	759.9	3,112.8	1,922.1	563.3	627.4

	5,566.3	2,617.3	1,679.1	1,269.9	4,938.3	3,186.8	702.4	1,049.1

Derivatives and other invested assets	578.7	–	293.3	285.4	564.3	–	285.0	279.3

Short sale and derivative obligations	(92.9)	–	(92.9)	–	(160.8)	–	(160.8)	–

Holding company cash and investments and portfolio investments measured at fair value	27,083.2	9,880.6	14,943.2	2,259.4	24,575.0	9,356.5	12,899.1	2,319.4

	100.0%	36.5%	55.2%	8.3%	100.0%	38.1%	52.5%	9.4%

Investments in associates (note 6)(2)	2,406.6	1,034.9	37.0	1,334.7	2,070.5	1,046.4	35.5	988.6

(1)
Other funds comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are measured at net asset value, which represents the fair value of the underlying securities.

(2)
The carrying value of investments in associates is determined using the equity method of accounting and fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During 2015 and 2014 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and equity warrants, and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheet and are valued based on broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheet and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheet. These investments are primarily valued based on net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months' notice to liquidate. Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

A summary of changes in Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	833.0	158.0	775.3	117.6	156.2	279.3	2,319.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(75.9)	13.5	44.4	8.6	(10.6)	209.4	189.4
Purchases	123.7	2.4	224.7	85.6	5.1	22.2	463.7
Sales	(162.4)	(156.0)	(69.4)	(25.2)	(10.4)	(221.9)	(645.3)
Acquisition of Brit	23.5	–	–	–	–	3.8	27.3
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(45.5)	(10.2)	(14.1)	(15.6)	(2.3)	(7.4)	(95.1)

Balance – December 31	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	437.6	183.0	692.7	112.2	171.7	169.6	1,766.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	175.1	(21.5)	36.6	22.2	(19.3)	8.6	201.7
Purchases	249.2	4.1	112.9	26.2	5.6	121.1	519.1
Sales	(5.5)	–	(57.5)	(36.3)	–	(14.7)	(114.0)
Transfer into category due to change in accounting treatment	–	6.0	–	–	–	–	6.0
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(23.4)	(13.6)	(9.4)	(6.7)	(1.8)	(5.3)	(60.2)

Balance – December 31	833.0	158.0	775.3	117.6	156.2	279.3	2,319.4

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2015	2014
Interest income:
Cash and short term investments	28.5	27.8
Bonds	584.7	474.1
Derivatives and other	(156.1)	(151.6)

	457.1	350.3

Dividends:
Preferred stocks	15.1	38.1
Common stocks	65.0	42.1

	80.1	80.2

Investment expenses	(25.0)	(26.7)

Interest and dividends	512.2	403.8

Share of profit of associates (note 6)	172.9	105.7

Net gains (losses) on investments

	2015				2014
	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments
Bonds	27.4		(615.3)	(587.9)	139.7		1,300.9	1,440.6
Preferred stocks	130.6	(1)	(141.8) (1)	(11.2)	(161.8)	(1)	20.0	(141.8)
Common stocks	255.7		(948.7)	(693.0)	483.5		(216.6)	266.9

	413.7		(1,705.8)	(1,292.1)	461.4		1,104.3	1,565.7

Derivatives:
Common stock and equity index short positions	303.3	(2)	205.7	509.0	(377.9)	(2)	183.4	(194.5)
Common stock and equity index long positions	(43.0)	(2)	7.0	(36.0)	70.3	(2)	(23.8)	46.5
Equity index put options	–		(7.2)	(7.2)	–		–	–
Equity warrants and call options	208.5	(3)	(20.8) (3)	187.7	66.6		19.2	85.8
CPI-linked derivatives	–		35.7	35.7	–		17.7	17.7
Other	6.1		(8.7)	(2.6)	12.5		(2.3)	10.2

	474.9		211.7	686.6	(228.5)		194.2	(34.3)

Foreign currency net gains (losses) on:
Investing activities	(99.6)		72.0	(27.6)	(55.8)		(98.7)	(154.5)
Underwriting activities	82.1		–	82.1	53.5		–	53.5
Foreign currency contracts	210.4		(152.4)	58.0	61.3		143.1	204.4

	192.9		(80.4)	112.5	59.0		44.4	103.4

Gain on disposition of subsidiary and associates	235.5	(4)	–	235.5	54.0	(4)	41.2 (5)	95.2

Other	(0.3)		(1.4)	(1.7)	6.1		0.1	6.2

Net gains (losses) on investments	1,316.7		(1,575.9)	(259.2)	352.0		1,384.2	1,736.2

(1)
During 2015 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains. During 2014 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1 (inclusive of prior period unrealized gains of $20.6 that were reclassified to net realized gains).

(4)
The gain on disposition of subsidiary of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley. The gain on disposition of associates of $54.0 in 2014, principally reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs.

(5)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2015			Year ended December 31, 2015	December 31, 2014			Year ended December 31, 2014
	Ownership percentage	Fair value	Carrying value	Share of profit (loss)	Ownership percentage	Fair value	Carrying value	Share of profit (loss)
Insurance and reinsurance associates:
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(1)	25.6%	666.3	109.8	10.7	25.6%	268.5	107.5	33.0
Gulf Insurance Company ("Gulf Insurance")	41.4%	247.0	198.3	6.5	41.4%	235.9	208.3	14.1
Thai Re Public Company Limited ("Thai Re")	32.1%	103.7	98.9	14.9	30.0%	120.6	76.4	(13.7)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")(2)	35.0%	33.8	48.1	–	–	–	–	–
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	38.5	34.6	1.0	27.3%	39.3	38.4	4.8
Ambridge Partners LLC ("Ambridge Partners")(3)	50.0%	28.6	28.6	–	–	–	–	–
Falcon Insurance PLC ("Falcon Thailand")	40.5%	8.1	8.1	(0.1)	40.5%	9.0	9.0	1.6

		1,126.0	526.4	33.0		673.3	439.6	39.8

Non-insurance associates:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(4)	–	191.5	191.5	77.5	–	274.9	274.9	13.5
Grivalia Properties REIC ("Grivalia Properties")	40.6%	329.3	301.7	16.2	40.6%	376.3	334.1	18.9

		520.8	493.2	93.7		651.2	609.0	32.4

Other
Resolute Forest Products Inc. ("Resolute")(5)	32.3%	218.0	416.2	30.3	30.5%	507.7	353.7	15.7
IIFL Holdings Limited ("IIFL Holdings")(6)	30.7%	310.3	290.8	–	–	–	–	–
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	73.8	47.3	7.0	41.8%	78.4	54.8	9.7
Partnerships, trusts and other	–	157.7	159.0	8.9	–	159.9	160.6	8.1

		759.8	913.3	46.2		746.0	569.1	33.5

Investments in associates		2,406.6	1,932.9	172.9		2,070.5	1,617.7	105.7

As presented on the consolidated balance sheet:
Investments in associates			1,730.2				1,617.7
Fairfax India cash and portfolio investments(6)			202.7				–

			1,932.9				1,617.7

(1)
On October 30, 2015 the company announced that it had agreed to acquire an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for 15.5 billion Indian rupees (approximately $230). Closing of the transaction is subject to customary government and regulatory approvals and is expected to occur by the end of the first quarter of 2016. Upon closing, Fairfax will own 34.6% of ICICI Lombard.

(2)
On September 18, 2015 the company, through a wholly-owned subsidiary, acquired a 35% ownership interest in BIC Insurance for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC Insurance is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network.

(3)
On December 9, 2015 Brit completed the acquisition of a 50% ownership interest in Ambridge Partners for $28.6. Ambridge Partners, with offices in London and New York, is a leading managing general underwriter of transactional insurance products for a broad consortium of Lloyd's syndicates and international insurers.

(4)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates ("Kennedy-Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy-Wilson holds the remaining limited partnership interests in each of the KWF LPs and is also the General Partner.

  On June 1, 2015 an investee of a KWF LP completed the sale of 50 multi-family buildings located throughout Japan. The company received a final net cash distribution of $124.9 on liquidation of the partnership and recognized its share of profit of associates of $78.0 (including amounts previously recorded in accumulated other comprehensive income).

(5)
At December 31, 2015 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 9.2% and a long term growth rate of 0%. Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2016 and 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 0% is conservative relative to reports on the pulp and forestry industry's outlook and Resolute's recent entrance into the tissue market through its acquisition of Atlas Paper Holdings in November of 2015. Other assumptions included in the value-in-use analysis were annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next 5 years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) exceeded carrying value, the investment in Resolute was not considered to be impaired.

(6)
On December 1, 2015 Fairfax India acquired a 21.9% interest in IIFL Holdings Limited, formerly India Infoline Limited, at a price of 195 Indian rupees per share, for total consideration of approximately $202 (13.4 billion Indian rupees). When aggregated with common shares already owned by Fairfax, the company's total interest in IIFL Holdings increased to 30.7%. Accordingly, on December 1, 2015 the company commenced recording its investment in IIFL Holdings under the equity method of accounting. IIFL Holdings is a diversified financial services holding company in India.

During 2015 the company received distributions (inclusive of the distribution from the KWF LP described above) and dividends of $202.5 (2014 – $260.7) from its non-insurance associates. The distributions received in 2014 are inclusive of the proceeds on the sales of MEGA Brands Inc. and certain KWF LPs.

The company's strategic investment in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust Insurance") had a carrying value of $93.2 at December 31, 2015 (December 31, 2014 – $97.5) and is classified as FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2015				December 31, 2014
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions–		4,403.1	134.0	–	–	4,891.8	29.8	97.2
Equity total return swaps – short positions	–	1,491.7	69.6	9.3	–	1,965.1	97.7	36.5
Equity index put options	20.3	382.5	13.1	–	–	–	–	–
Equity total return swaps – long positions	–	149.4	0.9	9.5	–	177.9	–	15.9
Equity call options	0.4	4.2	0.4	–	–	–	–	–
Warrants	–	1.2	0.4	–	15.6	143.5	35.2	–
CPI-linked derivative contracts	655.8	109,449.1	272.6	–	655.4	111,797.9	238.4	–
Foreign exchange forward contracts	–	–	66.9	74.1	–	–	121.3	5.3
Other derivative contracts	–	–	4.5	–	–	–	27.7	5.9

Total			562.4	92.9			550.1	160.8

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.

During 2015 the company closed out a portion of its short individual equities and other equity index total return swaps with an original notional amount of $434.1. During 2015 the company received net cash of $303.3 (2014 – paid net cash of $377.9) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. Refer to note 24 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	December 31, 2015				December 31, 2014
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 – TRS	37,424,319	2,477.2	661.92	1,135.89	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60 – TRS	13,044,000	206.1	641.12	764.54	13,044,000	206.1	641.12	854.85
Other equity indices – TRS	–	40.0	–	–	–	140.0	–	–
Individual equities -TRS	–	1,379.3	–	–	–	1,701.9	–	–
S&P 500 – put options(2)	225,643	382.5	1,695.15	2,043.94	–	–	–	–
(1)
The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)
As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.

As at December 31, 2015 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.9 (December 31, 2014 – $243.5). During 2015 the company paid net cash of $43.0 (2014 – received net cash of $70.3) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

During 2015 the company paid a premium of $20.3 to purchase American style put options on the S&P 500 index with a notional amount of $382.5, a weighted average strike price of 1,695.15 and an expiry date of December 30, 2016.

At December 31, 2015 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $413.9 (December 31, 2014 – $969.7), comprised of collateral of $380.4 (December 31, 2014 – $788.6) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $33.5 (December 31, 2014 – $181.1) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2015 these contracts have a remaining weighted average life of 6.6 years (December 31, 2014 – 7.4 years) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indexes underlying the company's CPI-linked derivative contracts:

		December 31, 2015				December 31, 2014
		Notional Amount				Notional Amount
Underlying CPI index	Floor rate(1)	Original currency	U.S. dollars	Weighted average strike price	Index value at period end	Original currency	U.S. dollars	Weighted average strike price	Index value at period end
United States	0.0%	46,225.0	46,225.0	231.32	236.53	46,225.0	46,225.0	231.32	234.81
United States	0.5%	12,600.0	12,600.0	238.30	236.53	12,600.0	12,600.0	238.30	234.81
European Union	0.0%	38,975.0	42,338.4	111.84	117.21	36,775.0	44,499.7	111.24	117.01
United Kingdom	0.0%	3,300.0	4,863.9	243.82	260.60	3,300.0	5,145.6	243.82	257.50
France	0.0%	3,150.0	3,421.8	125.07	126.03	2,750.0	3,327.6	124.85	125.81

			109,449.1				111,797.9

(1)
Contracts with a floor rate of 0.0% have a constant strike price and provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

During 2015 the company purchased $2,907.3 (2014 – $35,954.2) notional amount of CPI-linked derivative contracts at a cost of $14.6 (2014 – $120.6) and paid additional premiums of $4.8 (2014 – nil) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 in 2015 (2014 – $17.7).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of the collateral deposited for the benefit of the company at December 31, 2015 consisted of cash of $28.7 and government securities of $264.6 (December 31, 2014 – $27.8 and $164.5). The company had not exercised its right to sell or repledge collateral at December 31, 2015. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,240.9 (December 31, 2014 – principal amount of Cdn$1,525.0 with a fair value of $1,488.7) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2015 the company recognized pre-tax gains of $218.8 (2014 – $118.7) related to foreign currency movements on the unsecured senior notes in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2015			December 31, 2014
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,284.8	398.7	2,886.1	2,689.6	395.7	2,293.9
Provision for losses and loss adjustment expenses	19,816.4	3,205.9	16,610.5	17,749.1	3,355.7	14,393.4

Total insurance contract liabilities	23,101.2	3,604.6	19,496.6	20,438.7	3,751.4	16,687.3

Current	8,552.5	2,380.7	6,171.8	6,985.2	1,894.0	5,091.2
Non-current	14,548.7	1,223.9	13,324.8	13,453.5	1,857.4	11,596.1

	23,101.2	3,604.6	19,496.6	20,438.7	3,751.4	16,687.3

At December 31, 2015 the company's net loss reserves of $16,610.5 (December 31, 2014 – $14,393.4) were comprised of case reserves of $7,790.9 and IBNR of $8,819.6 (December 31, 2014 – $7,285.0 and $7,108.4).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2015	2014
Provision for unearned premiums – January 1	2,689.6	2,680.9
Gross premiums written	8,655.8	7,459.9
Less: gross premiums earned	(8,581.7)	(7,358.2)
Acquisitions of subsidiaries	691.9	2.6
Foreign exchange effect and other	(170.8)	(95.6)

Provision for unearned premiums – December 31	3,284.8	2,689.6

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2015	2014
Provision for losses and loss adjustment expenses – January 1	17,749.1	19,212.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(506.2)	(473.9)
Losses and expenses for claims occurring in the current year	5,606.5	4,901.3
Paid on claims occurring during:
the current year	(1,342.4)	(1,201.4)
the prior years	(4,172.3)	(4,081.0)
Acquisitions of subsidiaries	3,299.0	0.4
Foreign exchange effect and other	(817.3)	(609.1)

Provision for losses and loss adjustment expenses – December 31	19,816.4	17,749.1

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2015.

	Calendar year
	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for losses and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4
Less: CTR Life(1)	21.5	34.9	27.6	25.3	24.2	20.6	17.9	15.2	14.2

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2
Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6
Two years later	5,130.8	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1	6,787.6
Three years later	6,784.9	7,070.7	6,846.3	7,063.1	7,920.3	9,148.0
Four years later	8,124.6	8,318.7	7,932.7	8,333.3	9,333.4
Five years later	9,079.0	9,189.1	8,936.9	9,327.0
Six years later	9,730.6	10,039.4	9,721.1
Seven years later	10,458.1	10,705.5
Eight years later	11,025.6
Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4
Two years later	14,493.8	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4	17,475.0
Three years later	14,579.9	14,912.4	14,921.6	15,705.6	16,721.0	17,820.5
Four years later	14,679.5	15,127.5	14,828.9	15,430.4	16,233.9
Five years later	14,908.6	15,091.0	14,663.1	15,036.2
Six years later	14,947.2	15,011.7	14,433.0
Seven years later	14,964.2	14,873.6
Eight years later	14,887.8
Favourable (unfavourable) development	(66.1)	(441.3)	44.2	987.8	974.1	1,807.7	1,719.9	1,037.5
Comprised of – favourable (unfavourable):
Effect of foreign currency translation	267.4	(269.8)	149.5	360.1	386.0	674.1	618.5	545.8
Loss reserve development	(333.5)	(171.5)	(105.3)	627.7	588.1	1,133.6	1,101.4	491.7

	(66.1)	(441.3)	44.2	987.8	974.1	1,807.7	1,719.9	1,037.5

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2015 of $491.7 in the table above was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2015		2014
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,224.3	896.7	1,353.1	981.8
Losses and loss adjustment expenses incurred	159.2	87.2	49.3	36.4
Losses and loss adjustment expenses paid	(200.5)	(130.6)	(178.1)	(121.5)
Provisions for asbestos claims assumed during the year at December 31(1)	198.0	190.5	–	–

Provision for asbestos claims and loss adjustment expenses – December 31	1,381.0	1,043.8	1,224.3	896.7

(1)
U.S. Runoff's reinsurance of third party asbestos runoff portfolios.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2015		December 31, 2014
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	22,997.8	23,101.2	20,383.6	20,438.7
Ceded reinsurance contracts	3,481.5	3,604.6	3,641.4	3,751.4

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2015		December 31, 2014
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	22,364.4	3,408.5	19,808.9	3,552.6
100 basis point decline	23,681.4	3,559.7	21,004.5	3,737.0

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2015			December 31, 2014
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,259.8	(53.9)	3,205.9	3,410.0	(54.3)	3,355.7
Reinsurers' share of paid losses	419.4	(133.1)	286.3	380.7	(150.0)	230.7
Provision for unearned premiums	398.7	–	398.7	395.7	–	395.7

	4,077.9	(187.0)	3,890.9	4,186.4	(204.3)	3,982.1

Current			2,606.0			2,070.6
Non-current			1,284.9			1,911.5

			3,890.9			3,982.1

(1)
The company's management of credit risk associated with its reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2015
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2015	380.7	3,410.0	395.7	(204.3)	3,982.1
Reinsurers' share of losses paid to insureds	1,338.2	(1,338.2)	–	–	–
Reinsurance recoveries received	(1,326.6)	–	–	–	(1,326.6)
Reinsurers' share of losses or premiums earned	–	711.9	(1,210.7)	–	(498.8)
Premiums ceded to reinsurers	–	–	1,135.3	–	1,135.3
Change in provision, recovery or write-off of impaired balances	(20.3)	–	–	14.5	(5.8)
Acquisitions of subsidiaries	59.3	660.2	127.6	–	847.1
Foreign exchange effect and other	(11.9)	(184.1)	(49.2)	2.8	(242.4)

Balance – December 31, 2015	419.4	3,259.8	398.7	(187.0)	3,890.9

	2014
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2014	518.6	4,276.8	408.1	(228.8)	4,974.7
Reinsurers' share of losses paid to insureds	1,380.2	(1,380.2)	–	–	–
Reinsurance recoveries received	(1,507.6)	–	–	–	(1,507.6)
Reinsurers' share of losses or premiums earned	–	626.9	(1,142.0)	–	(515.1)
Premiums ceded to reinsurers	–	–	1,158.1	–	1,158.1
Change in provision, recovery or write-off of impaired balances	(3.0)	(0.3)	–	22.9	19.6
Foreign exchange effect and other	(7.5)	(113.2)	(28.5)	1.6	(147.6)

Balance – December 31, 2014	380.7	3,410.0	395.7	(204.3)	3,982.1

Commission income earned on premiums ceded to reinsurers in 2015 of $266.7 (2014 – $261.0) is included in commissions, net in the consolidated statement of earnings.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty which reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0, with no impact on net earnings or cash flows.

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2015	December 31, 2014
Insurance premiums receivable	1,677.1	1,262.7
Reinsurance premiums receivable	659.5	427.0
Funds withheld receivable	191.9	223.3
Other	49.2	50.6
Provision for uncollectible balances	(31.2)	(31.9)

	2,546.5	1,931.7

The following changes have occurred in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31:

	Insurance premiums receivable		Reinsurance premiums receivable
	2015	2014	2015	2014
Balance – January 1	1,262.7	1,192.1	427.0	527.4
Gross premiums written	6,185.3	5,322.9	2,470.5	2,137.0
Premiums collected	(5,421.0)	(4,825.5)	(2,065.9)	(1,704.4)
Impairments	(3.9)	(1.0)	0.3	(2.8)
Amounts due to brokers and agents	(639.0)	(387.2)	(510.4)	(516.7)
Acquisitions of subsidiaries	380.8	0.2	362.3	–
Foreign exchange effect and other	(87.8)	(38.8)	(24.3)	(13.5)

Balance – December 31	1,677.1	1,262.7	659.5	427.0

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2015	2014
Balance – January 1	497.6	462.4
Acquisition costs deferred	1,591.3	1,360.0
Amortization of deferred costs	(1,532.2)	(1,312.6)
Foreign exchange effect and other	(24.0)	(12.2)

Balance – December 31	532.7	497.6

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangibles				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2015	1,048.7	4.3	273.7	64.0	167.6	1,558.3
Additions	465.6	416.2	158.6	740.0	145.0	1,925.4
Disposals	(15.0)	–	–	(2.9)	(9.0)	(26.9)
Amortization and impairment	–	–	(28.3)	–	(44.7)	(73.0)
Foreign exchange effect and other	(71.1)	–	(18.4)	(77.8)	(1.6)	(168.9)

Balance – December 31, 2015	1,428.2	420.5	385.6	723.3	257.3	3,214.9

Gross carrying amount	1,428.2	420.5	496.3	723.3	447.2	3,515.5
Accumulated amortization	–	–	(110.7)	–	(175.6)	(286.3)
Accumulated impairment	–	–	–	–	(14.3)	(14.3)

	1,428.2	420.5	385.6	723.3	257.3	3,214.9

	Goodwill	Intangibles				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2014	851.3	4.3	243.0	62.3	150.9	1,311.8
Additions	220.9	–	55.3	3.0	49.2	328.4
Disposals	–	–	–	–	(1.0)	(1.0)
Amortization and impairment	–	–	(19.3)	–	(29.8)	(49.1)
Foreign exchange effect and other	(23.5)	–	(5.3)	(1.3)	(1.7)	(31.8)

Balance – December 31, 2014	1,048.7	4.3	273.7	64.0	167.6	1,558.3

Gross carrying amount	1,048.7	4.3	362.1	64.0	305.5	1,784.6
Accumulated amortization	–	–	(88.4)	–	(129.3)	(217.7)
Accumulated impairment	–	–	–	–	(8.6)	(8.6)

	1,048.7	4.3	273.7	64.0	167.6	1,558.3

(1)
Not subject to amortization.

Goodwill and intangible assets are allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2015			December 31, 2014
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Cara	119.7	674.9	794.6	–	–	–
Brit	154.3	584.9	739.2	–	–	–
Zenith National	317.6	129.1	446.7	317.6	136.3	453.9
Crum & Forster	177.5	153.9	331.4	153.1	141.7	294.8
OdysseyRe	126.5	61.9	188.4	116.0	66.7	182.7
Northbridge	85.3	58.7	144.0	102.3	74.6	176.9
Thomas Cook India	186.0	61.6	247.6	174.5	67.2	241.7
All other(1)	261.3	61.7	323.0	185.2	23.1	208.3

	1,428.2	1,786.7	3,214.9	1,048.7	509.6	1,558.3

(1)
Comprised primarily of balances related to The Keg, NCML and U.S. Runoff.

At December 31, 2015 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of Cara, Brit and NCML during 2015, The Keg, Sterling Resorts and Pethealth during 2014, American Safety, Hartville and Quess during 2013, Thomas Cook India during 2012, First Mercury, Pacific Insurance and Sporting Life during 2011, Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2015 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of each CGU was based on fair value less costs of disposal, determined on the basis of market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including forecasts of operating cash flows, premium volumes, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on the best estimates of future premiums or revenue and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by head office management. The cash flow forecasts are adjusted by applying appropriate after-tax discount rates within a range of 7.7% to 13.1% for insurance business and 10.1% to 20.4% for non-insurance business. The weighted average annual growth rate used to extrapolate cash flows beyond five years was 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2015			December 31, 2014
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	164.2	397.8	562.0	123.7	327.9	451.6
Other reporting segment sales receivables	–	240.9	240.9	–	185.5	185.5
Accrued interest and dividends	134.4	28.9	163.3	128.5	0.1	128.6
Other reporting segment inventories	–	103.6	103.6	–	129.0	129.0
Income taxes refundable	72.8	25.1	97.9	40.7	10.4	51.1
Pension surplus (note 21)	77.8	–	77.8	33.1	–	33.1
Prepaid expenses	49.3	16.0	65.3	37.9	10.2	48.1
Deferred compensation plans	47.6	–	47.6	48.4	–	48.4
Receivables for securities sold but not yet settled	20.0	–	20.0	16.9	–	16.9
Other	203.4	189.3	392.7	172.0	83.3	255.3

	769.5	1,001.6	1,771.1	601.2	746.4	1,347.6

Current	394.9	519.9	914.8	330.6	379.0	709.6
Non-current	374.6	481.7	856.3	270.6	367.4	638.0

	769.5	1,001.6	1,771.1	601.2	746.4	1,347.6

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2015			December 31, 2014
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Payable to reinsurers	428.7	–	428.7	391.6	–	391.6
Salaries and employee benefit liabilities	206.6	28.6	235.2	173.0	31.4	204.4
Deferred gift card, hospitality and other revenue	19.3	187.2	206.5	21.3	114.6	135.9
Other reporting segment payables related to cost of sales	–	204.8	204.8	–	177.0	177.0
Pension and post retirement liabilities (note 21)	179.6	19.1	198.7	175.2	23.4	198.6
Amounts withheld and accrued taxes	117.3	42.1	159.4	87.5	38.2	125.7
Amounts payable for securities purchased but not yet settled	114.7	–	114.7	14.8	–	14.8
Ceded deferred premium acquisition costs	72.9	–	72.9	91.3	–	91.3
Accrued commissions	72.0	–	72.0	69.0	0.3	69.3
Accrued premium taxes	51.7	–	51.7	55.9	–	55.9
Accrued rent, storage and facilities costs	18.3	23.9	42.2	18.9	9.1	28.0
Accrued interest expense	36.7	2.9	39.6	40.6	0.7	41.3
Accrued legal and professional fees	21.1	4.2	25.3	24.3	3.0	27.3
Amounts payable to agents and brokers	17.7	0.2	17.9	16.7	–	16.7
Administrative and other	442.0	244.3	686.3	369.5	81.8	451.3

	1,798.6	757.3	2,555.9	1,549.6	479.5	2,029.1

Current	1,142.3	560.5	1,702.8	969.9	347.4	1,317.3
Non-current	656.3	196.8	853.1	579.7	132.1	711.8

	1,798.6	757.3	2,555.9	1,549.6	479.5	2,029.1

15.  Long Term Debt and Credit Facilities

	December 31, 2015			December 31, 2014
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Long term debt – holding company borrowings
Fairfax unsecured notes:
8.25% due October 1, 2015(1)	–	–	–	82.4	82.4	86.4
7.375% due April 15, 2018(e)	144.2	144.1	157.1	144.2	144.1	163.7
7.50% due August 19, 2019 (Cdn$400.0)(d)	288.0	286.2	328.2	345.3	343.2	402.1
7.25% due June 22, 2020 (Cdn$275.0)(d)	198.0	196.9	228.4	237.4	236.1	275.5
5.80% due May 15, 2021(d)	500.0	496.7	531.5	500.0	496.1	522.4
6.40% due May 25, 2021 (Cdn$400.0)(d)	288.0	285.8	325.2	345.3	342.7	388.2
5.84% due October 14, 2022 (Cdn$450.0)(d)	324.0	328.7	359.1	388.5	394.0	422.9
4.875% due August 13, 2024(d)	300.0	295.0	293.2	300.0	294.4	296.7
4.95% due March 3, 2025 (Cdn$350.0)(4)	252.0	247.0	261.4	–	–	–
8.30% due April 15, 2026(e)	91.8	91.5	112.1	91.8	91.5	115.7
7.75% due July 15, 2037(e)	91.3	90.3	106.4	91.3	90.2	107.2
Trust preferred securities	2.1	2.1	2.1	2.1	2.1	2.1
Purchase consideration payable due 2017	134.7	134.7	134.7	139.7	139.7	139.7

	2,614.1	2,599.0	2,839.4	2,668.0	2,656.5	2,922.6

Long term debt – insurance and reinsurance companies
OdysseyRe unsecured senior notes:
6.875% due May 1, 2015(5)(d)	–	–	–	125.0	124.9	127.2
Series A, floating rate due March 15, 2021(d)	50.0	49.9	50.7	50.0	49.8	50.2
Series C, floating rate due December 15, 2021(d)	40.0	39.9	41.3	40.0	39.9	41.0
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)(4)	199.0	208.6	207.6	–	–	–
First Mercury floating rate trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.4	38.1	38.1	38.4	38.1	38.1
Advent floating rate subordinated notes due June 3, 2035(d)	47.0	45.8	41.8	48.5	47.1	43.8
Advent floating rate unsecured senior notes due 2026(d)	46.0	44.8	46.0	46.0	44.7	46.0

	461.8	468.5	466.9	389.3	385.9	387.7

Long term debt – non-insurance companies(c)
The Keg 7.5% note due May 31, 2042 (Cdn$57.0)	41.0	41.0	41.0	49.2	49.2	49.2
The Keg floating rate term loan due July 1, 2016	23.0	22.8	22.8	31.1	30.7	30.7
Thomas Cook India 10.52% debentures redeemable in equal instalments from 2016 to 2018 (1.0 billion Indian rupees)	15.1	15.1	15.6	15.8	15.8	16.5
Thomas Cook India 9.37% debentures redeemable in equal instalments from 2018 to 2020 (1.0 billion Indian rupees)(2)	15.1	15.0	15.0	–	–	–
Loans and revolving credit facilities primarily at floating rates(3)(6)	190.9	190.1	190.1	40.9	40.9	40.9

	285.1	284.0	284.5	137.0	136.6	137.3

Long term debt	3,361.0	3,351.5	3,590.8	3,194.3	3,179.0	3,447.6

Current	128.9			254.3
Non-current	3,232.1			2,940.0

	3,361.0			3,194.3

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Redeemable at the issuer's option at any time at certain prices specified in the instrument's offering document.

(e)
This debt has no provision for redemption prior to the contractual maturity date.

During 2015 the company and its subsidiaries completed the following debt transactions:

(1)
On October 1, 2015 the company repaid the $82.4 principal amount of its 8.25% unsecured senior notes upon maturity.

(2)
On August 31, 2015 Thomas Cook India issued $15.2 (1.0 billion Indian rupees) principal amount of 9.37% debentures due 2020 at par value for net proceeds after commissions and expenses of $15.1 (996.7 million Indian rupees). Commission and expenses of $0.1 (3.3 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $5.1 (333.3 million Indian rupees) in each of 2018, 2019, and 2020.

(3)
On August 19, 2015 Fairfax India acquired NCML (pursuant to the transaction described in note 23), which included long term debt of $36.1, comprised of various bank term loans at fixed and floating rates.

(4)
On June 5, 2015 the company completed the acquisition of Brit (as described in note 23):

a.
Brit maintains a $360 revolving credit facility with a syndicate of lenders that bears interest at LIBOR+2.3% and matures on December 31, 2018. There were no amounts drawn on the credit facility at December 31, 2015.

b.
The company consolidated Brit's listed 6.625% subordinated debt of $206.6 (£135.0) principal amount due December 9, 2030. The subordinated debt is callable at par at Brit's option on December 9, 2020 (the "reset date"). If the subordinated debt is not called, the interest rate on the reset date is reset to the greater of (a) the yield on the reset date of the U.K. treasury gilt due 2030 plus 3.4%; or (b) the yield on the reset date of the U.K. treasury gilt due 2021 plus 3.4%.

c.
On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering formed part of the financing for the acquisition of Brit.

(5)
On May 1, 2015 OdysseyRe repaid its $125.0 principal amount of 6.875% unsecured senior notes upon maturity.

(6)
On April 10, 2015 the company consolidated the long term debt of Cara (pursuant to the transaction described in note 23), consisting primarily of a Cdn$200.0 revolving credit facility due June 30, 2019 at a floating rate of interest. An amount of $46.8 (Cdn$65.0) was drawn on the credit facility at December 31, 2015.

Principal repayments on long term debt are due as follows:

	Holding company and insurance and reinsurance companies	Non-insurance companies	Total
2016	5.4	123.5	128.9
2017	129.3	44.1	173.4
2018	144.2	36.3	180.5
2019	288.0	12.7	300.7
2020	198.0	12.7	210.7
Thereafter	2,311.0	55.8	2,366.8

Credit Facility

On May 11, 2015 the company increased the size of its unsecured revolving credit facility (the "credit facility") with a syndicate of lenders to $600.0 from $300.0 and extended the term from December 31, 2016 to May 11, 2019. On December 23, 2015 the company increased the size of the credit facility to $1.0 billion. There were no amounts drawn on the credit facility at December 31, 2015.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2015 included 1,548,000 (December 31, 2014 – 1,548,000) multiple voting shares and 22,034,939 (December 31, 2014 – 20,865,645) subordinate voting shares without par value prior to deducting 569,850 (December 31, 2014 – 438,247) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not traded.

Subsequent to December 31, 2015

On March 2, 2016 the company completed an underwritten public offering of 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, resulting in net proceeds of $523.5 (Cdn$705.1), after commissions and expenses of $22.2 (Cdn$29.9), to provide the financing for the acquisition of Eurolife and the additional investment in ICICI Lombard as described in note 23.

Common stock

The number of shares outstanding was as follows:

	2015	2014
Subordinate voting shares – January 1	20,427,398	20,451,232
Issuances during the year	1,169,294	–
Purchases for cancellation	–	(8)
Treasury shares acquired	(185,156)	(53,421)
Treasury shares reissued	53,553	29,595

Subordinate voting shares – December 31	21,465,089	20,427,398
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	22,213,859	21,176,168

On April 10, 2015 the company issued 19,294 subordinate voting shares to a shareholder of Cara in exchange for Cara common shares pursuant to the Cara acquisition described in note 23.

On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1), after commissions and expenses of $24.4 (Cdn$30.4), that formed part of the financing for the Brit acquisition as described in note 23.

During 2015 the company repurchased for treasury 185,156 subordinate voting shares at a cost of $95.5 (2014 – 53,421 subordinate voting shares at a cost of $24.6) on the open market for use in its share-based payment awards. During 2014 the company repurchased 8 shares for cancellation from former employees.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2016	January 20, 2016	January 27, 2016	$10.00	$227.8
January 5, 2015	January 20, 2015	January 27, 2015	$10.00	$216.1
January 3, 2014	January 21, 2014	January 28, 2014	$10.00	$215.7

Amendment to Terms of Multiple Voting Shares

Following shareholder approval, on August 31, 2015 the company amended its articles to preserve the then current 41.8% voting power of its multiple voting shares, which are controlled by V. Prem Watsa, the company's Chairman and Chief Executive Officer, and to make certain additional changes, including memorializing that the holder of the multiple voting shares will never be able to profit, or receive any premium or benefit, from the special voting rights attached to the multiple voting shares, and continuing through 2025 the freeze since 2000 on Mr. Watsa's compensation as Chief Executive Officer. The continuing preservation of the 41.8% voting power of the multiple voting shares is subject to a majority of the minority shareholder ratification vote in various circumstances. Some of those circumstances involve a calculation which factors in the aggregate number of all issued and outstanding multiple voting shares and subordinate voting shares on August 31, 2015: that number is 23,583,605.

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
December 31, 2013	10,000,000	–	8,000,000	–	10,000,000	–	12,000,000	–	9,500,000	–	49,500,000
2014 Activity:
Repurchases	–	–	(75,326)	–	–	–	–	–	–	–	(75,326)
Conversions	(3,983,616)	3,983,616	–	–	–	–	–	–	–	–	–

December 31, 2014	6,016,384	3,983,616	7,924,674	–	10,000,000	–	12,000,000	–	9,500,000	–	49,424,674
2015 Activity:
Issuances(1)	–	–	–	–	–	–	–	–	–	9,200,000	9,200,000
Repurchases(2)	–	–	(385,496)	–	–	–	–	–	–	–	(385,496)
Conversions(3)	–	–	(3,572,044)	3,572,044	(2,567,048)	2,567,048	(1,534,447)	1,534,447	–	–	–

December 31, 2015	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178

(1)
On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year rate reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1) that formed part of the financing for the Brit acquisition described in note 23.

(2)
During 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 385,496 (2014 – 75,326) Series E preferred shares with a carrying value of $8.8 (2014 – $1.7) for a cost of $4.8 (2014 – $1.2).

(3)
On March 31, 2015 holders of Series E preferred shares converted 3,572,044 shares into Series F floating rate cumulative preferred shares.

On September 30, 2015 holders of Series G preferred shares converted 2,567,048 shares into Series H floating rate cumulative preferred shares.

On December 31, 2015 holders of Series I preferred shares converted 1,534,447 shares into Series J floating rate cumulative preferred shares.

Changes in the carrying value of preferred shares outstanding were as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
December 31, 2013	227.2	–	183.1	–	235.9	–	288.5	–	231.7	–	1,166.4
2014 Activity:
Repurchases	–	–	(1.7)	–	–	–	–	–	–	–	(1.7)
Conversions	(90.5)	90.5	–	–	–	–	–	–	–	–	–

December 31, 2014	136.7	90.5	181.4	–	235.9	–	288.5	–	231.7	–	1,164.7
2015 Activity:
Issuances	–	–	–	–	–	–	–	–	–	179.0	179.0
Repurchases	–	–	(8.8)	–	–	–	–	–	–	–	(8.8)
Conversions	–	–	(81.8)	81.8	(60.6)	60.6	(36.9)	36.9	–	–	–

December 31, 2015	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.0	1,334.9

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2015 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(3)
Series C	December 31, 2019	6,016,384	Cdn $150.4	Cdn $25.00	4.58%	–
Series D	December 31, 2019	3,983,616	Cdn $99.6	Cdn $25.00	–	3.59%
Series E	March 31, 2020	3,967,134	Cdn $99.2	Cdn $25.00	2.91%	–
Series F	March 31, 2020	3,572,044	Cdn $89.3	Cdn $25.00	–	2.60%
Series G	September 30, 2020	7,432,952	Cdn $185.8	Cdn $25.00	3.32%	–
Series H	September 30, 2020	2,567,048	Cdn $64.2	Cdn $25.00	–	3.00%
Series I	December 31, 2020	10,465,553	Cdn $261.6	Cdn $25.00	3.71%	–
Series J	December 31, 2020	1,534,447	Cdn $38.4	Cdn $25.00	–	3.35%
Series K	March 31, 2017	9,500,000	Cdn $237.5	Cdn $25.00	5.00%	–
Series M	March 31, 2020	9,200,000	Cdn $230.0	Cdn $25.00	4.75%	–
(1)
Fixed and floating rate cumulative preferred shares are redeemable at the company's option at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D, Series F, Series H, Series J, Series L and Series N respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the right, at their option, to convert their shares into fixed rate cumulative preferred shares Series C, Series E, Series G and Series I respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date.

(3)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2015			December 31, 2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(243.7)	(21.6)	(265.3)	5.5	(21.3)	(15.8)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(118.0)	22.6	(95.4)	(83.3)	12.9	(70.4)

	(361.7)	1.0	(360.7)	(77.8)	(8.4)	(86.2)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(0.3)	0.5	0.2	(38.3)	10.5	(27.8)
Net losses on defined benefit plans	(5.4)	1.9	(3.5)	(7.8)	3.7	(4.1)

	(5.7)	2.4	(3.3)	(46.1)	14.2	(31.9)

Accumulated other comprehensive loss attributable to shareholders of Fairfax	(367.4)	3.4	(364.0)	(123.9)	5.8	(118.1)

Other comprehensive income (loss)

Consolidated other comprehensive income (loss) for the years ended December 31 were comprised as follows:

	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(557.6)	(0.3)	(557.9)	(186.6)	(14.1)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	218.8	–	218.8	118.7	–	118.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(34.7)	9.7	(25.0)	(67.5)	14.8	(52.7)

	(373.5)	9.4	(364.1)	(135.4)	0.7	(134.7)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	38.9	(10.1)	28.8	(50.8)	14.1	(36.7)
Net losses on defined benefit plans	(9.4)	3.3	(6.1)	(44.6)	11.7	(32.9)

	29.5	(6.8)	22.7	(95.4)	25.8	(69.6)

Other comprehensive loss	(344.0)	2.6	(341.4)	(230.8)	26.5	(204.3)

Non-controlling interests

						Net earnings attributable to non-controlling interests
		December 31, 2015		December 31, 2014
						Year ended December 31,
		Minority voting percentage	Carrying value	Minority voting percentage	Carrying value
Subsidiary	Domicile					2015	2014
Fairfax India(1)	Canada	4.9%	716.4	–	–	18.1	–
Brit(2)	U.K.	29.9%	505.1	–	–	3.6	–
Cara(3)	Canada	43.1%	351.2	–	–	43.8	–
Thomas Cook India(4)	India	32.2%	106.3	27.0%	145.1	2.2	15.9
The Keg	Canada	49.0%	17.2	49.0%	17.4	2.2	7.2
Ridley(5)	Canada	–	–	26.4%	34.2	3.5	6.7
All other	–	–	35.3	–	21.4	0.9	1.6

			1,731.5		218.1	74.3	31.4

Pursuant to the transactions described in note 23:

(1)
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India for $300.0 in a private placement, representing a 95.1% voting interest and 28.1% equity interest. During the third quarter of 2015 Fairfax India acquired an 88.1% interest in NCML.

(2)
On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and acquired the remaining 3.0% by July 8, 2015. On June 29, 2015 the company sold 29.9% of Brit to OMERS.

(3)
On April 10, 2015 the company, through its subsidiaries, acquired a 52.6% and a 40.7% voting and economic interest respectively in Cara. On December 2, 2015 a Cara shareholder converted 3,000,000 multiple voting shares into 3,000,000 subordinate voting shares which increased Fairfax's voting interest to 56.9%.

(4)
On September 3, 2015 Thomas Cook India acquired all of the 45.0% non-controlling interest in Sterling Resorts through a non-cash share exchange of newly issued common shares of Thomas Cook India. On September 8, 2015 the company converted a preferred stock investment held in Thomas Cook India into common shares. These transactions together decreased the company's ownership in Thomas Cook India to 67.9% from 73.0% at December 31, 2014.

(5)
On June 18, 2015 the company sold its 73.6% interest in Ridley.

Non-controlling interest voting percentage was consistent with economic ownership for each subsidiary at December 31, 2015 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 71.9% and 59.5% respectively.

17.  Earnings per Share

Net earnings per share is calculated based upon the weighted average common shares outstanding as follows:

	2015	2014
Net earnings attributable to shareholders of Fairfax	567.7	1,633.2
Preferred share dividends	(49.3)	(56.9)
Excess of book value over consideration of preferred shares purchased for cancellation	4.0	0.5

Net earnings attributable to common shareholders – basic and diluted	522.4	1,576.8

Weighted average common shares outstanding – basic	22,069,942	21,186,325
Share-based payment awards	494,874	411,814

Weighted average common shares outstanding – diluted	22,564,816	21,598,139

Net earnings per common share – basic	$23.67	$74.43
Net earnings per common share – diluted	$23.15	$73.01

18.  Income Taxes

The company's provision for (recovery of) income taxes for the years ended December 31 were as follows:

	2015	2014
Current income tax
Current year expense	198.8	184.8
Adjustments to prior years' income taxes	(5.9)	(33.2)

	192.9	151.6

Deferred income tax
Origination and reversal of temporary differences	(194.4)	514.2
Adjustments to prior years' deferred income taxes	(9.9)	8.8
Other	(6.1)	(1.3)

	(210.4)	521.7

Provision for (recovery of) income taxes	(17.5)	673.3

A significant portion of the company's earnings before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31, 2015 and 2014 are summarized in the following table:

	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total
Earnings before income taxes	478.1	137.1	9.3	624.5	133.1	1,755.7	449.1	2,337.9
Provision for (recovery of) income taxes	59.7	(83.0)	5.8	(17.5)	48.7	570.1	54.5	673.3

Net earnings	418.4	220.1	3.5	642.0	84.4	1,185.6	394.6	1,664.6

(1)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The increase in pre-tax profitability in Canada in 2015 compared to 2014 was due to improved operating income and higher net realized gains on investments (including gains arising on the Ridley sale and Cara acquisition during 2015). The decrease in pre-tax profitability in the U.S. and Other in 2015 compared to 2014 primarily reflected increased net unrealized losses on investments, partially offset by an improvement in underwriting results.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31, 2015 and 2014 are summarized in the following table:

	2015	2014
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	165.5	619.5
Non-taxable investment income	(204.1)	(109.2)
Change in unrecorded tax benefit of losses and temporary differences	(28.9)	24.4
Change in tax rate for deferred income taxes	(2.4)	(10.9)
Recovery relating to prior years	(0.6)	(17.4)
Tax rate differential on income and losses incurred outside Canada	29.8	121.8
Other including permanent differences	17.5	22.4
Foreign exchange effect	5.7	22.7

Provision for (recovery of) income taxes	(17.5)	673.3

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. During 2015 non-taxable investment income of $204.1 included gains on the sale of Ridley and the Cara acquisition. The Ridley gain and a portion of the Cara gains were incurred in Canada and therefore only 50% taxable, while the remaining Cara gain was largely non-taxable as the Cara acquisition resulted in a rollover of tax basis for the instruments exchanged. In 2014 non-taxable investment income also included a provision for income taxes of $38.0 following an internal reorganization of the U.S. shareholders of OdysseyRe that triggered the release of taxable gains on intercompany transactions within the U.S. consolidated tax group that had been deferred in prior years.

The change in unrecorded tax benefit of losses and temporary differences of $28.9 in 2015 principally reflected the recognition of a deferred tax asset at Cara ($40.8) after determining that it was probable that certain tax attributes and temporary differences at Cara could be utilized prior to expiration, partially offset by deferred tax assets in Canada of $10.9 (2014 – $28.1) that were not recorded because the related pre-tax losses did not meet the applicable recognition criteria under IFRS. In 2014 the change in unrecorded tax benefit of losses and temporary differences of $24.4 also included the de-recognition of $9.0 of U.S. foreign tax credits which had been recorded as deferred tax assets in prior years after determining that it was no longer probable that those tax credits could be utilized prior to expiration.

The recovery relating to prior years of $0.6 in 2015 and $17.4 in 2014 was primarily due to the release of provisions following the completion of prior year income tax audits.

The tax rate differential on income and losses incurred outside Canada of $29.8 in 2015 principally reflected improved underwriting results and net realized gains on investments on U.S. securities, partially offset by pre-tax net unrealized losses on investments on bonds (primarily U.S. state and municipal bonds and U.S treasury bonds) and the benefit of the recognition of foreign tax credits in the U.S. consolidated tax group after determining that it was probable that foreign tax credits arising in 2015 could be utilized prior to expiration. The tax rate differential on income and losses incurred outside Canada of $121.8 in 2014 principally reflected significant pre-tax net unrealized gains on investments, combined with improved underwriting results in the U.S. The statutory income tax rate in the U.S. is significantly higher than the Canadian statutory income tax rate.

Income taxes refundable and payable were as follows:

	December 31, 2015	December 31, 2014
Income taxes refundable	97.9	51.1
Income taxes payable	(85.8)	(118.3)

Net income taxes (payable) refundable	12.1	(67.2)

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2015	2014
Balance – January 1	(67.2)	34.0
Amounts recorded in the consolidated statements of earnings	(192.9)	(151.6)
Payments made during the year	259.0	52.3
Acquisitions of subsidiaries	12.0	(5.1)
Foreign exchange effect and other	1.2	3.2

Balance – December 31	12.1	(67.2)

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2015
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2015	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4
Amounts recorded in the consolidated statement of earnings	(238.3)	(51.7)	3.0	(0.6)	12.8	376.9	62.6	45.7	210.4
Amounts recorded in total equity	(1.6)	–	–	–	–	9.4	–	(7.0)	0.8
Acquisitions of subsidiaries (note 23)	10.7	(32.9)	–	–	(206.9)	(0.1)	–	20.2	(209.0)
Foreign exchange effect and other	(15.1)	(4.2)	–	(0.8)	24.0	2.1	–	(4.7)	1.3

Balance – December 31, 2015	235.4	204.2	92.8	(96.9)	(325.4)	49.0	174.9	129.9	463.9

	2014
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2014	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0
Amounts recorded in the consolidated statement of earnings	(213.3)	(39.5)	(5.3)	(12.8)	(1.3)	(272.2)	8.2	14.5	(521.7)
Amounts recorded in total equity	–	–	–	–	–	0.8	(1.4)	25.8	25.2
Acquisitions of subsidiaries (note 23)	9.8	–	0.1	–	(24.1)	(25.0)	–	(10.2)	(49.4)
Foreign exchange effect and other	(7.7)	(2.4)	0.1	(0.6)	1.9	(0.6)	–	0.6	(8.7)

Balance – December 31, 2014	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2015 related to provision for losses and loss adjustment expenses and operating and capital losses, partially offset by a deferred income tax liability related to intangible assets. The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2015 management has not recorded deferred income tax assets of $412.2 (December 31, 2014 – $464.8) related primarily to operating and capital losses and U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $591.1 of losses in Canada (December 31, 2014 – $947.7), $463.0 of losses in Europe (December 31, 2014 – $412.6), $44.5 of losses in the U.S. (December 31, 2014 – $58.2), and $59.0 of foreign tax credits in the U.S. (December 31, 2014 – $59.0). The losses in Canada expire between 2026 and 2034. The losses and foreign tax credits in the U.S. expire between 2020 and 2034. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.2 billion at December 31, 2015 (December 31, 2014 – $3.0 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2015 by the insurance and reinsurance subsidiaries, comprised of cash and marketable securities, which are eliminated on consolidation was $757.9 (2014 – $605.8 (inclusive of $250.0 of dividends received in connection with the 2014 OdysseyRe reorganization described in note 25). Based on the surplus and net income of the insurance and reinsurance subsidiaries at December 31, 2015 the dividend capacity available in 2016 at each of the primary operating companies is as follows:

December 31, 2015
OdysseyRe	449.6
Brit	144.5
Crum & Forster	121.2
Zenith National	121.0
Northbridge(1)	85.2

921.5

(1)
Subject to prior regulatory approval.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute's above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute's takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF's investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, which could be administrative or penal, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Brit, Advent and RiverStone (UK) ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation on certain Lloyd's syndicates. The Lloyd's participants have pledged securities and cash, with a fair value of $1,295.0 and $75.5 respectively at December 31, 2015. These assets represent a combination of assets pledged as capital to support those underwriting activities as well as assets pledged in respect of the specific reinsurance contracts that the entities have entered into. Pledged securities and restricted cash consist of cash, fixed income and equity investments which are included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2015 was $339.2, with a further amount of approximately $811 committed for investments in Eurolife, APR Energy and ICICI Lombard (described in note 23).

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans were as follows:

	Defined benefit pension plans December 31		Post retirement benefit plans December 31
	2015	2014	2015	2014
Benefit obligation	736.6	640.0	98.3	90.9
Fair value of plan assets	715.4	566.8	–	–

Funded status of plans – deficit	(21.2)	(73.2)	(98.3)	(90.9)
Impact of asset ceiling	(1.4)	(1.4)	–	–

Net accrued liability (notes 13 and 14)(1)	(22.6)	(74.6)	(98.3)	(90.9)

Weighted average assumptions used to determine benefit obligations:
Discount rate	4.0%	4.1%	3.7%	4.2%
Rate of compensation increase	3.5%	3.5%	3.2%	3.7%
Health care cost trend	–	–	5.9%	7.2%
(1)
The defined benefit pension plan net accrued liability at December 31, 2015 of $22.6 (December 31, 2014 – $74.6) was comprised of pension surpluses of $77.8 and pension deficits of $100.4 (December 31, 2014 – $33.1 and $107.7).

Pension and post retirement expenses recognized in the consolidated statements of earnings for the years ended December 31 were as follows:

	2015	2014
Defined benefit pension plan expense	21.6	20.7
Defined contribution pension plan expense	32.5	24.1
Defined benefit post retirement expense	9.4	8.8

	63.5	53.6

Pre-tax actuarial net gains (losses) recognized in the consolidated statements of comprehensive income for the years ended December 31 were as follows:

	2015	2014
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	(40.2)	32.9
Actuarial net gains (losses) on benefit obligations	25.7	(69.8)

	(14.5)	(36.9)
Post retirement benefit plans – actuarial net gains (losses) on benefit obligations	5.1	(7.7)

	(9.4)	(44.6)

During 2015 the company contributed $29.8 (2014 – $34.1) to its defined benefit pension and post retirement benefit plans, and expects to make contributions of $23.5 in 2016.

22.  Operating Leases

Aggregate future minimum operating lease commitments at December 31, 2015 relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2016	110.8
2017	102.7
2018	93.8
2019	86.2
2020	76.8
Thereafter	290.2

23.  Acquisitions and Divestitures

Subsequent to December 31, 2015

Acquisition of Eurolife ERB Insurance Group Holdings S.A.

On December 22, 2015 the company entered into an agreement with Eurobank Ergasias S.A. ("Eurobank") to acquire an 80% interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife") for a purchase price of approximately $347 (€316). Closing of the transaction is subject to regulatory approvals and customary closing conditions, and is expected to occur by the end of the second quarter of 2016. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece, with gross written premiums of approximately €306 during 2015.

Investment in APR Energy plc

On January 5, 2016, the company through its subsidiaries, participated, along with certain other investors, in a transaction to privatize APR Energy plc ("APR Energy") and to provide APR Energy with $200.0 of additional equity financing for it to retire outstanding debt and augment working capital. The company invested $230.2 in APR Energy as part of these transactions, comprised of $80.6 and $149.6 in preferred shares and common shares respectively, that in addition to its pre-existing ownership of 18.3%, resulted in the company having a 49.0% indirect equity interest. APR

Energy, serving developed and developing markets globally, provides mobile power generation solutions to utilities, countries, and industries.

Additional Investment in ICICI Lombard General Insurance Company Limited

On October 30, 2015 the company reached an agreement with ICICI Bank Limited to acquire an additional 9.0% of the outstanding shares of ICICI Lombard, which will increase the company's ownership interest in ICICI Lombard to 34.6%. The proposed transaction values ICICI Lombard at approximately $2.6 billion (172.3 billion Indian rupees), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016. ICICI Lombard is the largest private sector general insurance company in India with gross written premiums of approximately $1 billion for its fiscal year ended March 31, 2015.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian insurance operations were transferred to Colonnade during the first quarter of 2016, with the Czech Republic and Slovakia equivalents expected to be transferred later in the second quarter of 2016. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. The previously announced transaction to acquire QBE 's operations in Ukraine closed during the fourth quarter of 2015. Those operations, now known as Colonnade Ukraine and included in the Insurance and Reinsurance – Other reporting segment, recorded gross written premiums of approximately $5 in 2015 across a variety of non-life classes of business.

Year ended December 31, 2015

National Collateral Management Services Limited

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further 14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7%, (increased to 24.8% by September 28, 2015) as that interest is held through a 28.1% equity interest in Fairfax India.

Sale of Ridley Inc.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

Acquisition of Brit PLC

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC ("Brit") for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $501.1 to the company's non-controlling interests.

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit.

Acquisition of Cara Operations Limited

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited ("Cara") through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. These transactions resulted in an increase of $353.8 to the company's non-controlling interests. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

Investment in Fairfax India Holdings Corporation

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment. These transactions resulted in an increase of $737.3 to the company's non-controlling interests.

Acquisition of MCIS Insurance Berhad

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. The assets and liabilities and results of operations of MCIS were consolidated in the Fairfax Asia reporting segment.

Acquisition of Union Assurance General Limited

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. The assets and liabilities and results of operations of Union Assurance were consolidated in the Fairfax Asia reporting segment.

The preliminary determination of the fair value of assets acquired and liabilities assumed in connection with the Brit, Cara and NCML acquisitions is summarized in the table that follows and may be revised when estimates, assumptions and valuations are finalized within twelve months of the respective acquisition dates:

	Brit		Cara		NCML
Acquisition date	June 5, 2015		April 10, 2015		August 19, 2015
Percentage of common shares acquired	97.0%		40.7%		73.6%	(4)
Assets:
Insurance contract receivables	727.8		–		–
Portfolio investments	3,938.6	(1)	0.5		33.3	(5)
Recoverable from reinsurers	882.1		–		–
Deferred income taxes	–		–		2.0
Goodwill and intangible assets	746.4	(2)	846.2	(3)	65.3	(6)
Other assets	116.2		128.4		91.7

	6,411.1		975.1		192.3

Liabilities:
Accounts payable and accrued liabilities	76.8		147.9		10.8
Short sale and derivative obligations	8.6		–		–
Deferred income taxes	130.4		77.6		–
Funds withheld payable to reinsurers	354.0		–		–
Insurance contract liabilities	3,921.4		–		–
Long term debt	216.7		31.9		36.1

	4,707.9		257.4		46.9
Non-controlling interests	46.6		353.8		21.2
Purchase consideration	1,656.6		363.9		124.2

	6,411.1		975.1		192.3

(1)
Included $549.7 of subsidiary cash and cash equivalents, of which $89.4 was restricted.

(2)
Comprised of $154.3 of goodwill and $592.1 of intangible assets (primarily Lloyd's participation rights of $416.2).

(3)
Comprised of $129.3 of goodwill and $716.9 of intangible assets (primarily brand names of $699.9).

(4)
Fairfax's economic interest in NCML was 20.7% as a result of acquiring NCML through 28.1%-owned Fairfax India.

(5)
Included $20.5 of subsidiary cash and cash equivalents.

(6)
Comprised of $65.2 of goodwill and $0.1 of intangible assets.

Brit contributed revenue of $846.7 and a net loss of $14.9 to the company's consolidated financial results for the year ended December 31, 2015. Had Brit been acquired on January 1, 2015, the company's pro-forma consolidated revenue and net earnings would have been $10,273.1 and $678.4 respectively for the year ended December 31, 2015.

Year ended December 31, 2014

Acquisition of Pethealth Inc.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster ($90.9, comprised of $39.4 of goodwill, $47.3 of customer relationships and $4.2 of computer software) and Northbridge ($17.3, comprised of $8.3 of goodwill, $8.0 of customer relationships and $1.0 of computer software) reporting segments since Crum & Forster and Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment. Pethealth is headquartered in Canada and provides pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom.

Acquisition of Sterling Holiday Resorts (India) Limited

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3.5 billion Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1.2 billion Indian rupees). Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts to fair value as at September 3, 2014, resulting in the recognition of a non-cash gain of $41.2 in net gains on investments in the consolidated statement of earnings, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting. The acquisition of Sterling Resorts was financed internally by subsidiaries of Fairfax. The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Goodwill and intangible assets was comprised of $69.2 of goodwill and $0.4 of computer software. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India.

Acquisition of Praktiker Hellas Commercial Societe Anonyme

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

Acquisition of PT Batavia Mitratama Insurance

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Acquisition of Keg Restaurants Ltd.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Ltd. ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $65.4 of goodwill and $0.1 of computer software. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

The identifiable assets acquired and liabilities assumed in connection with the Pethealth, Sterling Resorts and The Keg acquisitions are summarized in the table below.

	Pethealth		Sterling Resorts		The Keg
Acquisition date	November 14, 2014		September 3, 2014		February 4, 2014
Percentage of common shares acquired	100.0%		55.1%	(3)	51.0%
Assets:
Portfolio investments(1)	10.7		19.1		126.0
Goodwill and intangible assets	108.2	(2)	69.6	(4)	65.5
Other assets	7.7		176.3		78.9

	126.6		265.0		270.4

Liabilities:
Accounts payable and accrued liabilities	19.9		52.8		76.7
Deferred income taxes	18.0	(2)	17.0		20.1
Long term debt	–		2.1		86.1

	37.9		71.9		182.9
Non-controlling interests	–		74.1		10.8
Purchase consideration	88.7		119.0		76.7

	126.6		265.0		270.4

(1)
Included in the carrying value of the acquired portfolio investments of Pethealth, Sterling Resorts and The Keg were $10.7, $0.5 and $24.8 respectively of subsidiary cash and cash equivalents.

(2)
Goodwill and intangible assets and the related deferred income taxes arising on the acquisition of Pethealth were allocated to Crum & Forster ($90.9 and $18.0 respectively) and Northbridge ($17.3 and $2.4 respectively) in the company's segment reporting (note 25).

(3)
Fairfax's economic interest in Sterling Resorts was 40.2% as a result of acquiring Sterling Resorts through 73.0%-owned Thomas Cook India.

(4)
Partially comprised of additional non-cash purchase consideration of $41.2 arising on the re-measurement to fair value of the previously held equity accounted interest.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2015 compared to those identified at December 31, 2014, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. The company's management, in consultation with the designated Chief Risk Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2015 compared to December 31, 2014. The foregoing statement recognizes the acquisition of Brit during the second quarter of 2015, whose underwriting risk profile is largely consistent with that of the company.

Principal lines of business

The company's principal lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2015 by line of business amounted to $379.3 for property (2014 – $400.1), $512.2 for casualty (2014 – $539.1) and $243.8 for specialty (2014 – $218.9).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Property	579.4	560.9	1,250.4	1,173.5	413.2	405.7	503.6	448.5	2,746.6	2,588.6
Casualty	489.5	516.0	3,547.5	2,805.9	288.6	268.0	536.9	490.0	4,862.5	4,079.9
Specialty	112.6	113.1	371.8	211.0	284.3	247.8	278.0	219.5	1,046.7	791.4

Total	1,181.5	1,190.0	5,169.7	4,190.4	986.1	921.5	1,318.5	1,158.0	8,655.8	7,459.9

Insurance	1,095.3	1,120.7	4,060.4	3,426.0	494.6	404.3	535.0	371.9	6,185.3	5,322.9
Reinsurance	86.2	69.3	1,109.3	764.4	491.5	517.2	783.5	786.1	2,470.5	2,137.0

	1,181.5	1,190.0	5,169.7	4,190.4	986.1	921.5	1,318.5	1,158.0	8,655.8	7,459.9

(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

Pricing Risk

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving Risk

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe Risk

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of Underwriting Risk

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries. The company also purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Further compounding these effects has been the relatively benign level of catastrophe losses for reinsurers in the United States over the last number of years. The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2015 compared to December 31, 2014.

The company's aggregate gross credit risk exposure at December 31, 2015 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2015	December 31, 2014
Cash and short term investments	7,375.9	6,293.3
Bonds:
U.S., U.K., German, and Canadian sovereign government	3,242.9	2,408.2
Other sovereign government	1,379.1	1,261.0
Canadian provincials	198.8	217.1
U.S. states and municipalities	6,646.2	6,998.2
Corporate and other	2,071.3	1,534.8
Receivable from counterparties to derivative contracts	561.6	514.9
Insurance contract receivables	2,546.5	1,931.7
Recoverable from reinsurers	3,890.9	3,982.1
Other assets	930.8	664.9

Total gross credit risk exposure	28,844.0	25,806.2

The company had income taxes refundable of $97.9 at December 31, 2015 (December 31, 2014 – $51.1).

Cash and Short Term Investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2015, 86.3% of these balances were held in Canadian and U.S. financial institutions, 5.5% in European financial institutions and 8.2% in other foreign financial institutions (December 31, 2014 – 89.0%, 3.4% and 7.6% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered to be more stable.

Investments in Debt Instruments

The company's risk management strategy for debt instruments is to invest primarily in high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

At December 31, 2015 the company's bond investments subject to credit risk had a fair value of $10,220.3 (December 31, 2014 – $9,978.9), representing 35.2% (December 31, 2014 – 38.1%) of the total investment portfolio (comprising bonds included in other sovereign government rated A/A or lower and all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other). Other sovereign government bonds included Greek bonds purchased at deep discounts to par of $151.4 (December 31, 2014 – $178.6) that were rated below investment grade. At December 31, 2015 and 2014, the company did not own any bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment of $3,318.0 in sovereign bonds rated AA/Aa or higher (primarily sovereign bonds issued by the U.S., U.K., German and Canadian governments (including $2,699.7

(December 31, 2014 – $2,094.2) of U.S. treasury bonds), representing 11.4% (December 31, 2014 – 9.3%) of the total investment portfolio, to present only a nominal risk of default. The company's exposure to credit risk from its investment in debt instruments remained substantially unchanged at December 31, 2015 compared to December 31, 2014 notwithstanding the consolidation of Brit's bond portfolio and Fairfax India's purchases of permitted investments in India from the net proceeds of its share offerings during 2015. There were no other significant changes to the company's framework used to monitor, evaluate and manage credit risk of investments in debt instruments at December 31, 2015 compared to December 31, 2014.

The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2015			December 31, 2014
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,562.5	3,587.9	26.5	2,402.4	2,636.2	21.2
AA/Aa	5,100.6	6,125.8	45.3	5,266.0	6,419.2	51.8
A/A	566.4	647.6	4.8	839.8	956.4	7.7
BBB/Baa	1,288.6	1,368.9	10.1	994.5	1,097.4	8.8
BB/Ba	318.0	272.5	2.0	35.1	51.8	0.4
B/B	26.9	26.3	0.2	359.7	178.6	1.4
Lower than B/B and unrated	1,549.3	1,509.3	11.1	879.5	1,079.7	8.7

Total	12,412.3	13,538.3	100.0	10,777.0	12,419.3	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2015 compared to December 31, 2014, notwithstanding the modest increase in the categories rated BBB/Baa and lower. At December 31, 2015, 86.7% (December 31, 2014 – 89.5%) of the fixed income portfolio carrying value was rated investment grade or better, with 71.8% (December 31, 2014 – 73.0%) being rated AA or better (primarily consisting of government obligations). The increase in bonds rated BBB/Baa reflected Fairfax India's purchase of investments in India from the net proceeds of its share offerings. The increase in bonds rated BB/Ba reflected a credit rating downgrade on certain of the company's tax exempt and taxable U.S. municipal bonds (in the A/A category at December 31, 2014). The increase in bonds rated lower than B/B and unrated reflected the credit rating downgrade of the company's Greek bonds (in the B/B category at December 31, 2014) and Fairfax India's purchase of investments in India from the net proceeds of its share offerings.

At December 31, 2015 holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $4,701.6 (December 31, 2014 – $4,829.7), which represented approximately 16.2% (December 31, 2014 – 18.4%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2015 was $547.6 (December 31, 2014 – $653.3), which represented approximately 1.9% (December 31, 2014 – 2.5%) of the total investment portfolio.

The consolidated investment portfolio included $6.6 billion at December 31, 2015 (December 31, 2014 – $7.0 billion) of U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.7 billion taxable), a large portion of which were purchased during 2008 within subsidiary investment portfolios. At December 31, 2015 approximately $3.7 billion (December 31, 2014 – $3.9 billion) of those U.S. state and municipal bonds are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default, and are therefore all rated AA or better.

Counterparties to Derivative Contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may be insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's credit risk related to derivative contract counterparties, assuming all such counterparties are simultaneously in default:

	December 31, 2015	December 31, 2014
Total derivative assets(1)	561.6	514.9
Impact of net settlement arrangements	(61.1)	(110.0)
Fair value of collateral deposited for the benefit of the company(2)	(285.2)	(171.1)
Excess collateral pledged by the company in favour of counterparties	39.3	137.1
Initial margin not held in segregated third party custodian accounts	59.8	61.8

Net derivative counterparty exposure after net settlement and collateral arrangements	314.4	432.7

(1)
Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $8.1 (December 31, 2014 – $21.2) of excess collateral pledged by counterparties.

Collateral deposited for the benefit of the company at December 31, 2015 consisted of cash and government securities of $28.7 and $264.6 respectively (December 31, 2014 – $27.8 and $164.5 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2015.

Recoverable from Reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2015 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single recoverable from reinsurer (Munich Reinsurance Company) represented 3.2% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2015 (December 31, 2014 – Swiss Re America Corp., 4.4%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from counterparties to its reinsurance contracts remained substantially unchanged at December 31, 2015 compared to December 31, 2014. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2015			December 31, 2014
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	422.2	99.7	322.5	463.4	108.3	355.1
A+	1,325.5	163.3	1,162.2	1,425.2	427.3	997.9
A	1,294.8	105.3	1,189.5	1,289.6	133.6	1,156.0
A-	347.7	162.4	185.3	346.4	186.5	159.9
B++	16.9	3.7	13.2	23.3	12.7	10.6
B+	5.9	5.2	0.7	2.1	0.7	1.4
B or lower	17.8	13.6	4.2	28.7	23.8	4.9
Not rated	556.8	163.6	393.2	539.4	104.2	435.2
Pools and associations	90.3	68.4	21.9	68.3	22.2	46.1

	4,077.9	785.2	3,292.7	4,186.4	1,019.3	3,167.1
Provision for uncollectible reinsurance	(187.0)		(187.0)	(204.3)		(204.3)

Recoverable from reinsurers	3,890.9		3,105.7	3,982.1		2,962.8

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and subsidiary company levels to ensure that future cash needs are met or exceeded by cash flows generated from operating companies.

The holding company's known significant commitments for 2016 consist of payment of the $227.8 ($10.00 per share) dividend on common shares (paid January 2016), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below) and the anticipated acquisition of Eurolife and the additional investment in ICICI Lombard. The net proceeds from an underwritten public offering of 1.0 million subordinate voting shares ($523.5 (Cdn$705.1)), which closed on March 2, 2016, will be used to finance the acquisition of Eurolife and the additional investment in ICICI Lombard (see notes 16 and 23).

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit. The company used the residual proceeds from the private debt offering completed on August 13, 2014 of $300.0 principal amount of 4.875% senior notes due August 13, 2024 to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes on October 1, 2015 and May 1, 2015 respectively.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2015 of $1,275.9 provides adequate liquidity to meet the holding company's known obligations in 2016. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (described in note 15).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2015 portfolio investments net of short sale and derivative obligations totaled $27.7 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2015 these asset classes represented approximately 7.4% (December 31, 2014 – 7.6%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2015 the insurance and reinsurance subsidiaries and the holding company received net cash of $225.4 (2014 – paid net cash of $194.2) and $34.9 (2014 – paid net cash of $113.4) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities (and may fund such obligations from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2015
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,129.2	459.0	335.6	104.1	82.9	2,110.8
Funds withheld payable to reinsurers	101.0	190.0	22.1	6.8	2.9	322.8
Provision for losses and loss adjustment expenses	1,397.5	3,870.2	5,725.2	3,444.7	5,378.8	19,816.4
Long term debt – principal	11.6	117.3	353.9	511.4	2,366.8	3,361.0
Long term debt – interest	38.9	166.7	382.3	319.5	631.6	1,539.0

	2,678.2	4,803.2	6,819.1	4,386.5	8,463.0	27,150.0

	December 31, 2014
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	844.6	338.8	233.2	101.5	48.2	1,566.3
Funds withheld payable to reinsurers(2)	1.3	50.8	78.6	8.2	2.2	141.1
Provision for losses and loss adjustment expenses	1,064.3	3,231.3	5,462.7	3,658.1	4,332.7	17,749.1
Long term debt – principal	9.9	244.4	175.2	494.7	2,270.1	3,194.3
Long term debt – interest	36.5	172.2	371.1	328.3	589.3	1,497.4

	1,956.6	4,037.5	6,320.8	4,590.8	7,242.5	24,148.2

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

(2)
Excludes $320.4 at December 31, 2014 relating to Crum & Forster which will be settled net of reinsurance recoverables resulting in no cash outflow.

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2015 the company had income taxes payable of $85.8 (December 31, 2014 – $118.3).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2015			December 31, 2014
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity index total return swaps – short positions	–	–	–	97.2	–	97.2
Equity total return swaps – short positions	9.3	–	9.3	36.5	–	36.5
Equity total return swaps – long positions	9.5	–	9.5	15.9	–	15.9
Foreign exchange forward contracts	53.9	20.2	74.1	4.0	1.3	5.3
Other derivative contracts	–	–	–	5.9	–	5.9

	72.7	20.2	92.9	159.5	1.3	160.8

Market Risk

Market risk (comprised of foreign currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure at the subsidiary level and in total at the holding company level. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2015 the company's investment portfolio included fixed income securities with a fair value of $13.5 billion which are subject to interest rate risk.

Notwithstanding the consolidation of Brit's bond portfolio and Fairfax India's purchase of investments in India from the net proceeds of its share offerings during 2015, the company's exposure to interest rate risk did not change significantly during 2015 compared to 2014. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2015 compared to December 31, 2014.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and CEO, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2015			December 31, 2014
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in interest rates
200 basis point increase	11,560.9	(1,380.2)	(14.6)	10,517.6	(1,290.4)	(15.3)
100 basis point increase	12,467.2	(747.8)	(7.9)	11,393.1	(696.5)	(8.3)
No change	13,538.3	–	–	12,419.3	–	–
100 basis point decrease	14,867.4	927.7	9.8	13,668.7	847.2	10.1
200 basis point decrease	16,480.6	2,053.3	21.7	15,214.3	1,894.8	22.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2015 compared to December 31, 2014 are described below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes (Russell 2000 index, S&P/TSX 60 index and other equity indexes, collectively the "indexes") and individual equities) and equity index put options (S&P 500). The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.

At December 31, 2015 equity hedges with a notional amount of $5,894.8 (December 31, 2014 – $6,856.9) represented 88.1% (December 31, 2014 – 89.6%) of the fair value of the company's equity and equity-related holdings of $6,687.4 (December 31, 2014 – $7,651.7). The modest decrease in the hedge ratio principally resulted from closing out short positions in certain individual equities and equity index total return swaps, partially offset by unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar on holdings denominated in the euro and Canadian dollar during 2015. Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. During 2015 the company's equity and equity-related holdings after equity hedges produced net gains of $76.8 (2014 – $347.4).

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the prospective and retrospective effectiveness of its equity hedging program. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedging instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk. In the future, the company may manage the net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at December 31, 2015 and 2014 and results of operations for the years then ended:

	December 31, 2015		December 31, 2014		Year ended December 31, 2015	Year ended December 31, 2014
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Equity exposures:
Common stocks(1)	4,472.3	4,472.3	4,938.3	4,938.3	(670.5)	266.9
Preferred stocks – convertible	82.8	82.8	329.8	329.8	(22.5)	(114.3)
Bonds – convertible	701.5	701.5	773.3	773.3	(119.2)	203.4
Investments in associates and subsidiary(2)(3)	1,280.6	1,406.5	1,397.2	1,178.1	235.5	53.6
Derivatives and other invested assets:
Equity total return swaps – long positions	149.4	(8.6)	177.9	(15.9)	(36.0)	46.5
Equity warrants and call options	0.8	0.8	35.2	35.2	187.7	85.8

Total equity and equity related holdings	6,687.4	6,655.3	7,651.7	7,238.8	(425.0)	541.9

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,491.7)	60.3	(1,965.1)	61.2	170.7	(5.5)
Equity index total return swaps – short positions	(4,403.1)	134.0	(4,891.8)	(67.4)	338.3	(189.0)
Equity index put options(4)	–	13.1	–	–	(7.2)	–

	(5,894.8)	207.4	(6,856.9)	(6.2)	501.8	(194.5)

Net exposure and financial effects	792.6		794.8		76.8	347.4

(1)
The company excludes other funds that are invested principally in fixed income securities (carrying value of $1,094.0 at December 31, 2015 (December 31, 2014 – nil)) when measuring its equity and equity-related exposure.

(2)
Excludes the company's insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. See note 23 for details.

(4)
As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.

The tables that follow illustrate the potential impact on net earnings of various combinations of changes in fair value of the company's equity and equity-related holdings and simultaneous changes in global equity markets at December 31, 2015 and 2014. The analysis assumes variations ranging from 5% to 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

Scenarios 1 and 2 illustrate the potential impact of a 10% change in the fair value of the company's equity and equity-related holdings while global equity markets also change by 10%. Scenarios 3 and 4 illustrate the potential impact of imperfect correlation between the company's equity and equity-related holdings and global equity markets (hedging basis risk) whereby the company's equity and equity-related holdings decrease by 10% and 5% respectively, while global equity markets remain unchanged. Scenarios 5 and 6 further illustrate hedging basis risk whereby global equity markets increase by 5% and 10% respectively, while the fair value of the company's equity and equity-related holdings remain unchanged. Certain shortcomings are inherent in the method of analysis presented as the analysis assumes that all variables, with the exception of those described in each scenario, are held constant.

December 31, 2015

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	488.6	(512.2)	(512.2)	(261.2)	–	–
Equity hedges	(589.5)	589.5	–	–	(294.8)	(589.5)

Pre-tax impact on net earnings	(100.9)	77.3	(512.2)	(261.2)	(294.8)	(589.5)

After-tax impact on net earnings	(77.7)	60.6	(369.1)	(188.1)	(214.9)	(429.7)

December 31, 2014

	Scenario
	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	576.7	(629.5)	(629.5)	(298.7)	–	–
Equity hedges	(685.7)	685.7	–	–	(342.8)	(685.7)

Pre-tax impact on net earnings	(109.0)	56.2	(629.5)	(298.7)	(342.8)	(685.7)

After-tax impact on net earnings	(89.0)	49.5	(456.5)	(216.4)	(253.0)	(506.0)

From an economic perspective, the company believes it is appropriate to include the fair value of $1,280.6 (December 31, 2014 – $1,397.2) of its non-insurance investments in associates (see note 6) as a component of its equity and equity-related holdings when measuring the effectiveness of its equity hedges. Changes in the fair value of the company's equity and equity-related holdings (except for investments in associates) are reflected in the company's net earnings as the majority of the company's equity investments are classified as FVTPL. Accordingly, the changes in fair value of non-insurance investments in associates have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate.

At December 31, 2015 the company's exposure to the ten largest issuers of common stock owned in the investment portfolio was $2,572.9, which represented 8.9% of the total investment portfolio (December 31, 2014 – $3,020.9, 11.5%). The exposure to the largest single issuer of common stock held at December 31, 2015 was $425.1, which represented 1.5% of the total investment portfolio (December 31, 2014 – $700.0, 2.7%).

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2015 these contracts have a remaining weighted average life of 6.6 years (December 31, 2014 – 7.4 years), a notional amount of $109.4 billion (December 31, 2014 – $111.8 billion) and a fair value of $272.6 (December 31, 2014 -$238.4). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.

During 2015 the company purchased $2,907.3 (2014 – $35,954.2) notional amount of CPI-linked derivative contracts at a cost of $14.6 (2014 – $120.6) and paid additional premiums of $4.8 (2014 – nil) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 in 2015 (2014 – $17.7).

The CPI-linked derivative contracts are extremely volatile with the result that their market value and liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2015 compared to December 31, 2014 except for the increased exposure to Indian rupees at December 31, 2015 resulting primarily from Fairfax India's purchase of investments in India during 2015 from the net proceeds of its share offerings. The foregoing statement recognizes the acquisition of Brit during the second quarter of 2015, whose operating entities primarily have a U.S. dollar functional currency.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee resulting from its investment in Fairfax India. At the consolidated level the company accumulates, and matches, all significant asset and liability foreign currency exposures, thereby identifying any net unmatched positions, whether long or short. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investments denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2015 the company had designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,240.9 (December 31, 2014 – principal amount of Cdn$1,525.0 with a fair value of $1,488.7) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2015 the company recognized pre-tax gains of $218.8 (2014 – $118.7) related to foreign currency movements on the unsecured senior notes in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2015	2014
Net gains (losses) on investments
Investing activities	(27.6)	(154.5)
Underwriting activities	82.1	53.5
Foreign currency forward contracts	58.0	204.4

Foreign currency net gains included in pre-tax earnings	112.5	103.4

The table below shows the approximate effect of a 5% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Pre-tax earnings (loss)	23.9	4.1	(25.5)	(2.0)	27.5	7.6	(42.5)	(52.5)	37.2	71.7	20.6	28.9
Net earnings (loss)	16.4	1.5	(17.7)	(4.3)	20.5	4.8	(29.3)	(38.2)	25.4	41.6	15.3	5.4
Pre-tax other comprehensive income (loss)	(61.3)	(29.6)	7.6	7.2	(36.8)	(43.6)	(79.7)	(25.1)	(42.4)	(38.4)	(212.6)	(129.5)
Other comprehensive income (loss)	(61.2)	(25.9)	12.7	1.3	(35.9)	(35.7)	(77.5)	(24.2)	(41.7)	(37.7)	(203.6)	(122.2)

The hypothetical impact in 2015 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to:

  Canadian dollar:    Foreign exchange forward contracts which are economic hedges of operational exposure at OdysseyRe and the translation of Canadian dollar denominated Fairfax senior notes not included as part of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net assets (principally portfolio investments) at Brit and OdysseyRe.

  British pound sterling:    Net liabilities (principally insurance contract liabilities) at Brit and OdysseyRe.

  Indian rupee:    Portfolio investments held broadly across the consolidated group.

  All other currencies:    U.S. dollar denominated portfolio investments held in entities where the functional currency is other than the U.S. dollar (specifically at OdysseyRe's Paris branch and Newline syndicate).

The hypothetical impact in 2015 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to:

  Canadian dollar:    Translation of the net investments in Northbridge and the Canadian subsidiaries within the Other reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net liabilities at OdysseyRe (Paris branch), partially offset by investments in associates (Grivalia Properties and certain KWF LPs).

  British pound sterling:    Net investments in Newline (OdysseyRe) and RiverStone Insurance (Runoff).

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India, and an investment in associate (ICICI Lombard).

  All other currencies:    Net investments in First Capital (Singapore dollar) and Pacific Insurance (Malaysian ringgit), and an investment in associate (Gulf Insurance, Kuwaiti dinar).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2015, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $15,370.4 compared to $12,922.8 at December 31, 2014. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	December 31, 2015		December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)	1,275.9		1,212.7

Long term debt – holding company borrowings	2,599.0		2,656.5
Long term debt – insurance and reinsurance companies	468.5		385.9
Long term debt – non-insurance companies	284.0		136.6

Total debt	3,351.5		3,179.0

Net debt	2,075.6		1,966.3

Common shareholders' equity	8,952.5		8,361.0
Preferred stock	1,334.9		1,164.7
Non-controlling interests	1,731.5		218.1

Total equity	12,018.9		9,743.8

Net debt/total equity	17.3%		20.2%
Net debt/net total capital(1)	14.7%		16.8%
Total debt/total capital(2)	21.8%		24.6%
Interest coverage(3)	3.9	x	12.3	x
Interest and preferred share dividend distribution coverage(4)	2.9	x	9.0	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

On March 3, 2015 the company completed three underwritten public offerings to finance the Brit acquisition ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares).

During 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2. Those net proceeds were used to fund the redemptions of $50.0 principal amount of OdysseyRe Series B unsecured senior notes and $25.0 principal amount of American Safety trust preferred securities in 2014 and to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes on October 1, 2015 and May 1, 2015 respectively.

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2015 and 2014 Crum & Forster, Zenith National, OdysseyRe and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2015 and 2014 Northbridge's subsidiaries had a weighted average MCT ratio well in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2015 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,495.5. This represented a surplus of $329.5 over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum surplus of $185.0.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2015.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments, with reporting segments categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

OdysseyRe – A U.S.-based reinsurer that provides a full range of property and casualty products on a worldwide basis, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer, acquired on June 5, 2015.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (Fairfax Indonesia), and Sri Lanka (Union Assurance, acquired on January 1, 2015). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (25.6%), Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (40.5%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a specialty property reinsurance and insurance company operating through Syndicate 780 at Lloyd's. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff

The Runoff reporting segment principally comprises RiverStone (UK), Syndicate 3500, RiverStone Insurance and the U.S. runoff company formed on the merger of TIG Insurance and International Insurance Company combined with Old Lyme, Clearwater Insurance, Commonwealth Insurance Company of America and American Safety.

Other

The Other reporting segment is comprised of the company's non-insurance operations, including Cara (acquired on April 10, 2015), The Keg, Praktiker, Sporting Life, William Ashley, Pethealth, Thomas Cook India, Quess (formerly known as IKYA), Sterling Resorts, Fairfax India (since its initial public offering on January 30, 2015) and NCML (acquired on August 19, 2015 by Fairfax India). Ridley was de-consolidated from the company's financial reporting upon its sale on June 18, 2015.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

In the fourth quarter of 2014, Fairfax centralized the ownership of wholly-owned OdysseyRe under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies). The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0.

Pre-tax Income (Loss) by Reporting Segment

Pre-tax income (loss) by reporting segment for the years ended December 31 was as follows:

2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,058.2	2,381.5	1,854.3	797.6	1,080.7	617.7	541.1	8,331.1	324.7	–	–	–	8,655.8
Intercompany	1.4	22.5	41.8	–	6.8	3.2	93.6	169.3	56.5	–	–	(225.8)	–

	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2	–	–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned
External	938.0	2,212.0	1,504.0	768.1	890.7	336.9	396.1	7,045.8	325.2	–	–	–	7,371.0
Intercompany	(63.3)	(7.9)	18.0	(1.7)	1.8	(49.9)	46.6	(56.4)	56.4	–	–	–	–

	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0
Underwriting expenses	(803.3)	(1,867.2)	(1,486.6)	(632.0)	(847.1)	(252.2)	(396.5)	(6,284.9)	(553.7)	–	–	–	(6,838.6)

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4

Interest income	31.5	161.5	52.6	27.8	23.4	26.2	28.4	351.4	78.3	44.7	(17.3)	–	457.1
Dividends	13.2	21.0	7.0	3.4	13.2	4.9	2.4	65.1	6.7	7.5	0.8	–	80.1
Investment expenses	(13.4)	(22.0)	(12.3)	(7.4)	(8.7)	(2.8)	(11.0)	(77.6)	(13.7)	(6.5)	(1.4)	74.2	(25.0)

Interest and dividends	31.3	160.5	47.3	23.8	27.9	28.3	19.8	338.9	71.3	45.7	(17.9)	74.2	512.2

Share of profit of associates	11.0	61.3	19.5	25.1	1.6	12.7	6.9	138.1	26.7	1.7	6.4	–	172.9

Other
Revenue	–	–	–	–	–	–	–	–	–	1,783.5	–	–	1,783.5
Expenses	–	–	–	–	–	–	–	–	–	(1,703.1)	–	–	(1,703.1)

	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	127.8	(11.5)	74.2	1,297.9
Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)		(219.0)
Corporate overhead	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

2014

	Insurance and Reinsurance
											Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,107.3	2,704.1	1,696.1	733.0	567.9	487.6	7,296.0	163.9	–	–	–	7,459.9
Intercompany	2.0	35.4	3.4	–	(4.4)	65.7	102.1	–	–	–	(102.1)	–

	1,109.3	2,739.5	1,699.5	733.0	563.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,393.8	1,346.3	720.9	280.1	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned
External	951.3	2,347.2	1,316.7	715.5	306.7	341.2	5,978.6	237.6	–	–	–	6,216.2
Intercompany	(9.0)	9.4	(10.2)	(1.2)	(34.5)	51.5	6.0	(6.0)	–	–	–	–

	942.3	2,356.6	1,306.5	714.3	272.2	392.7	5,984.6	231.6	–	–	–	6,216.2
Underwriting expenses	(899.6)	(1,996.2)	(1,304.0)	(624.8)	(236.0)	(372.0)	(5,432.6)	(383.1)	–	–	–	(5,815.7)

Underwriting profit (loss)	42.7	360.4	2.5	89.5	36.2	20.7	552.0	(151.5)	–	–	–	400.5

Interest income	22.5	161.5	41.0	26.6	20.9	27.1	299.6	74.5	–	(23.8)	–	350.3
Dividends	17.4	26.8	5.6	2.3	5.0	3.6	60.7	5.8	7.2	6.5	–	80.2
Investment expenses	(17.7)	(32.7)	(13.7)	(7.6)	(3.6)	(12.0)	(87.3)	(15.1)	–	(3.4)	79.1	(26.7)

Interest and dividends	22.2	155.6	32.9	21.3	22.3	18.7	273.0	65.2	7.2	(20.7)	79.1	403.8

Share of profit (loss) of associates	10.3	26.6	6.2	0.8	38.2	8.3	90.4	(2.2)	3.1	14.4	–	105.7

Other
Revenue	–	–	–	–	–	–	–	–	1,556.0	–	–	1,556.0
Expenses	–	–	–	–	–	–	–	–	(1,488.7)	–	–	(1,488.7)

	–	–	–	–	–	–	–	–	67.3	–	–	67.3

Operating income (loss)	75.2	542.6	41.6	111.6	96.7	47.7	915.4	(88.5)	77.6	(6.3)	79.1	977.3
Net gains (losses) on investments(1)	213.1	579.3	632.1	106.8	(19.3)	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Loss on repurchase of long term debt	–	–	–	–	–	–	–	(3.5)	–	(0.1)	–	(3.6)
Interest expense	–	(12.7)	(1.4)	(3.3)	–	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead	(12.2)	(27.5)	(31.6)	(8.8)	(0.1)	(0.4)	(80.6)	–	–	(6.0)	(79.1)	(165.7)

Pre-tax income (loss)	276.1	1,081.7	640.7	206.3	77.3	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes												(673.3)

Net earnings												1,664.6

Attributable to:
Shareholders of Fairfax												1,633.2
Non-controlling interests												31.4

												1,664.6

(1)
Net gains (losses) on investments at Crum & Forster, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which were eliminated on consolidation.

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2015	2014	2015	2014	2015	2014	2015	2014
Insurance and Reinsurance
Northbridge	193.2	164.7	–	8.3	4,057.0	4,670.6	2,564.6	3,106.2
OdysseyRe	307.2	519.8	10.5	11.8	10,618.5	11,100.7	6,511.4	7,088.1
Crum & Forster	163.9	95.7	31.8	44.3	6,155.2	6,425.6	4,401.2	4,649.9
Zenith National	105.4	60.5	–	–	2,730.6	2,737.2	1,646.5	1,678.0
Brit(1)	96.3	–	154.3	–	6,347.4	–	4,677.8	–
Fairfax Asia	213.9	163.6	13.7	4.1	2,051.7	1,868.7	1,338.8	1,207.8
Other	89.2	107.4	–	–	2,238.5	2,371.4	1,515.5	1,559.4

Operating companies	1,169.1	1,111.7	210.3	68.5	34,198.9	29,174.2	22,655.8	19,289.4
Runoff	310.0	275.5	–	–	6,468.0	6,963.7	4,473.9	4,899.0
Other	204.0	17.9	255.3	152.4	3,449.1	1,376.4	1,168.3	700.7
Corporate and Other and eliminations and adjustments	249.8	212.6	–	–	(2,587.0)	(1,383.1)	1,212.1	1,498.3

Consolidated	1,932.9	1,617.7	465.6	220.9	41,529.0	36,131.2	29,510.1	26,387.4

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Product Line

Net premiums earned by product line for the years ended December 31 was as follows:

	Property		Casualty		Specialty		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Net premiums earned – Insurance and Reinsurance
Northbridge	376.4	405.0	412.9	443.8	85.4	93.5	874.7	942.3
OdysseyRe	1,232.6	1,317.9	759.3	811.8	212.2	226.9	2,204.1	2,356.6
Crum & Forster	213.2	184.6	1,222.5	1,052.8	86.3	69.1	1,522.0	1,306.5
Zenith National	24.9	20.3	741.5	694.0	–	–	766.4	714.3
Brit(1)	253.9	–	429.6	–	209.0	–	892.5	–
Fairfax Asia	46.4	25.6	179.0	186.8	61.6	59.8	287.0	272.2
Other	198.0	171.5	131.3	119.4	113.4	101.8	442.7	392.7

Operating companies	2,345.4	2,124.9	3,876.1	3,308.6	767.9	551.1	6,989.4	5,984.6
Runoff	0.4	2.6	381.2	224.5	–	4.5	381.6	231.6

Consolidated net premiums earned	2,345.8	2,127.5	4,257.3	3,533.1	767.9	555.6	7,371.0	6,216.2
Interest and dividends							512.2	403.8
Share of profit of associates							172.9	105.7
Net gains (losses) on investments							(259.2)	1,736.2
Other							1,783.5	1,556.0

Consolidated revenue							9,580.4	10,017.9

Allocation of net premiums earned	31.8%	34.2%	57.8%	56.9%	10.4%	8.9%
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 was as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net premiums earned – Insurance and Reinsurance
Northbridge	866.2	933.0	8.5	9.2	–	–	–	0.1	874.7	942.3
OdysseyRe	91.3	96.3	1,311.6	1,346.5	255.3	281.4	545.9	632.4	2,204.1	2,356.6
Crum & Forster	–	–	1,521.8	1,306.3	–	–	0.2	0.2	1,522.0	1,306.5
Zenith National	–	–	766.4	714.3	–	–	–	–	766.4	714.3
Brit(3)	43.8	–	595.6	–	35.8	–	217.3	–	892.5	–
Fairfax Asia	0.1	0.1	0.4	0.3	276.8	261.1	9.7	10.7	287.0	272.2
Other	4.1	8.2	118.5	89.4	113.5	66.7	206.6	228.4	442.7	392.7

Operating companies	1,005.5	1,037.6	4,322.8	3,466.0	681.4	609.2	979.7	871.8	6,989.4	5,984.6
Runoff	56.5	–	318.5	150.1	–	–	6.6	81.5	381.6	231.6

Consolidated net premiums earned	1,062.0	1,037.6	4,641.3	3,616.1	681.4	609.2	986.3	953.3	7,371.0	6,216.2
Interest and dividends									512.2	403.8
Share of profit of associates									172.9	105.7
Net gains (losses) on investments									(259.2)	1,736.2
Other									1,783.5	1,556.0

Consolidated revenue									9,580.4	10,017.9

Allocation of net premiums earned	14.4%	16.7%	63.0%	58.2%	9.2%	9.8%	13.4%	15.3%
(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

(3)
Brit is included in the company's financial reporting with effect from June 5, 2015.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2015	2014
Losses and loss adjustment expenses	4,182.3	3,584.0
Wages and salaries	1,082.3	904.3
Other reporting segment cost of sales	1,009.6	978.3
Employee benefits	259.3	204.1
Depreciation, amortization and impairment charges	133.3	94.2
Operating lease costs	132.2	96.9
Audit, legal and tax professional fees	112.0	99.6
Information technology costs	97.4	79.8
Premium taxes	93.6	93.2
Share-based payments to directors and employees	34.8	36.8
Other reporting segment marketing costs	29.5	20.8
Restructuring costs	3.1	22.1
Loss on repurchase of long term debt (note 15)	–	3.6
Administrative expense and other	390.2	296.1

	7,559.6	6,513.8

27.  Supplementary Cash Flow Information

Cash and cash equivalents were included on the consolidated balance sheets as follows:

	December 31, 2015	December 31, 2014
Holding company cash and investments:
Cash and balances with banks	151.5	93.7
Treasury bills and other eligible bills	70.9	224.0

	222.4	317.7

Subsidiary cash and short term investments:
Cash and balances with banks	1,628.4	1,336.3
Treasury bills and other eligible bills	1,599.3	1,698.2

	3,227.7	3,034.5

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	7.7	–

Fairfax India: cash and balances with banks	22.0	–

Cash and cash equivalents included on the consolidated balance sheets	3,479.8	3,352.2

Less: Cash and cash equivalents – restricted(1)
Subsidiary cash and cash equivalents – restricted:
Cash and balances with banks	152.2	122.1
Treasury bills and other eligible bills	202.0	211.4

	354.2	333.5

Cash and cash equivalents included on the consolidated statements of cash flows	3,125.6	3,018.7

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2015	2014
(a)	Net (purchases) sales of securities classified as FVTPL
	Short term investments	(805.7)	918.9
	Bonds	(455.4)	(620.9)
	Preferred stocks	39.8	60.3
	Common stocks	252.5	(527.5)
	Derivatives and short sales	484.5	(420.8)

		(484.3)	(590.0)

(b)	Changes in operating assets and liabilities
	Net decrease in restricted cash and cash equivalents	79.4	4.7
	Provision for losses and loss adjustment expenses	(291.5)	(926.8)
	Provision for unearned premiums	(221.8)	102.1
	Insurance contract receivables	24.7	21.7
	Recoverable from reinsurers	475.2	860.7
	Other receivables	(90.3)	(33.2)
	Funds withheld payable to reinsurers	(150.7)	5.0
	Accounts payable and accrued liabilities	270.0	23.3
	Income taxes payable	(33.2)	27.0
	Other	(118.6)	(13.7)

		(56.8)	70.8

(c)	Net interest and dividends received
	Interest and dividends received	661.0	612.3
	Interest paid	(211.4)	(192.3)

		449.6	420.0

(d)	Net income taxes paid	(259.0)	(52.3)

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 was as follows:

	2015	2014
Salaries and other short-term employee benefits	8.3	10.7
Share-based payments	2.1	1.4

	10.4	12.1

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2015	2014
Retainers and fees	0.6	0.8
Share-based payments	0.2	0.1

	0.8	0.9

The compensation presented above is determined in accordance with the company's IFRS accounting policies and may differ from the compensation presented in the company's Management Proxy Circular.

29.  Subsidiaries

During 2015 the company acquired controlling interests in Brit, Union Assurance, Cara and (through Fairfax India) NCML, incorporated Fairfax India and divested its ownership of Ridley Inc. During 2014 the company acquired controlling interests in Pethealth, Praktiker, Fairfax Indonesia, The Keg and (through Thomas Cook India) Sterling Resorts. The foregoing transactions are described in note 23. The company has a number of wholly-owned subsidiaries not presented in the tables below, that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2015	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and Reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Re Holdings Corp. (OdysseyRe)	United States
Hudson Insurance Company (Hudson Insurance)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	70.1%
Advent Capital (Holdings) Ltd. (Advent)	United Kingdom
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade)	Luxembourg
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance (Hong Kong) Company Ltd. (Falcon)	Hong Kong
First Capital Insurance Limited (First Capital)	Singapore	97.7%
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia
PT Fairfax Insurance Indonesia (Fairfax Indonesia)	Indonesia	80.0%
Union Assurance General Limited (Union Assurance)	Sri Lanka	78.0%
ICICI Lombard General Insurance Company Limited (ICICI Lombard)(1)	India	25.6%
Runoff
TIG Insurance Company (TIG Insurance)	United States
American Safety Holdings Corp. (American Safety)	United States
Clearwater Insurance Company (Clearwater)	United States
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Insurance Limited (RiverStone Insurance)	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
(1)
ICICI Lombard is an equity accounted investment in associate (note 6).

December 31, 2015	Domicile	Fairfax's ownership		Primary business
Other reporting segment
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada	100.0%		Investment management
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Restaurants and Retail
Cara Operations Limited (Cara)	Canada	40.5%	(1)	Franchisor, owner and operator of restaurants
Keg Restaurants Ltd. (The Keg)	Canada	51.0%		Owner and operator of premium dining restaurants
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Sporting Life Inc. (Sporting Life)	Canada	75.0%		Retailer of sporting goods and sports apparel
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
India focused
Fairfax India Holdings Limited (Fairfax India) which owns:	Canada	28.1%	(1)	Invests in public and private Indian businesses
88.1% of National Collateral Management Services Limited (NCML)	India	24.8%		Provider of agricultural commodities storage
Thomas Cook (India) Limited (Thomas Cook India) which owns:	India	67.8%		Provider of integrated travel and travel-related financial services
69.6% of Quess Corp Limited (Quess) (formerly IKYA Human Capital Solutions Private Limited)	India	47.2%		Provider of specialized human resources services
100.0% of Sterling Holiday Resorts (India) Limited (Sterling Resorts)	India	67.8%		Owner and operator of holiday resorts
(1)
The company holds multiple voting shares that give it voting rights of 56.9% in Cara and 95.1% in Fairfax India.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	112
Overview of Consolidated Performance	113
Business Developments
Acquisitions and Divestitures	113
Operating Environment	115
Sources of Revenue	116
Net Premiums Earned by Geographic Region	119
Sources of Net Earnings	119
Net Earnings by Reporting Segment	123
Balance Sheets by Reporting Segment	124
Components of Net Earnings
Underwriting and Operating Income	127
Interest and Dividends	142
Net Gains (Losses) on Investments	142
Interest Expense	142
Corporate Overhead and Other	143
Income Taxes	143
Non-controlling Interests	143
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	144
Provision for Losses and Loss Adjustment Expenses	145
Asbestos and Pollution	159
Recoverable from Reinsurers	163
Investments
Hamblin Watsa Investment Counsel Ltd.	167
Overview of Investment Performance	168
Interest and Dividend Income	168
Net Gains (Losses) on Investments	170
Total Return on the Investment Portfolio	173
Bonds	175
Common Stocks	175
Derivatives and Derivative Counterparties	176
Float	176
Financial Condition
Capital Resources and Management	178
Book Value per Share	180
Liquidity	181
Contractual Obligations	184
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	184
Management's Report on Internal Control Over Financial Reporting	184
Critical Accounting Estimates and Judgments	186
Significant Accounting Policy Changes	186
Future Accounting Changes	186
Risk Management
Overview	187
Issues and Risks	187
Other
Quarterly Data (unaudited)	196
Stock Prices and Share Information	196
Compliance with Corporate Governance Rules	197
Forward-Looking Statements	197

Management's Discussion and Analysis of Financial Condition and Results of Operations

(as of March 11, 2016)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, are non-IFRS measures that do not have a prescribed meaning within IFRS. Where non-IFRS measures are used, descriptions have been provided in the commentary as to their nature and how they relate to the most comparable IFRS measure.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

  (4)
  The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-IFRS measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-IFRS measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

  (5)
  "Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (6)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

  (7)
  Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

  (8)
  Average annual return on average equity, a non-IFRS measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

  (9)
  Intercompany shareholdings are presented as 'Investments in Fairfax affiliates' on the segmented balance sheets and carried at cost.

  (10)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced a record underwriting profit of $704.5 and combined ratio of 89.9% in 2015 compared to an underwriting profit of $552.0 and a combined ratio of 90.8% in 2014 with the year-over-year improvement principally reflecting lower current period catastrophe losses, higher net favourable prior year reserve development, the incremental underwriting profit resulting from the acquisition of Brit on June 5, 2015 and improvements in non-catastrophe underwriting margins related to the current accident year. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) increased to $1,181.5 in 2015 from $915.4 in 2014 primarily as a result of higher underwriting profits and interest and dividend income. Net premiums written by the insurance and reinsurance operations increased by 16.6% in 2015 principally reflecting the consolidation of Brit's net premiums written of $946.4 since its acquisition date.

Net investment losses of $259.2 in 2015 (compared to net investment gains of $1,736.2 in 2014) were principally comprised of net unrealized losses on bonds, partially offset by net gains on equity and equity-related holdings after equity hedges and foreign currency. Consolidated interest and dividend income increased to $512.2 in 2015 from $403.8 in 2014 principally reflecting increased holdings of higher yielding government bonds and the impact of consolidating Fairfax India and Brit's portfolio investments. At December 31, 2015 the company had holdings of cash and short term investments of $7,375.9 which accounted for 25.4% of its portfolio investments.

Net earnings of $567.7 in 2015 were lower than net earnings of $1,633.2 in 2014, primarily as a result of net losses on investments (compared to net gains on investments in 2014), partially offset by a lower provision for income taxes, increased interest and dividend income and increased underwriting profit. The company's consolidated total debt to total capital ratio decreased to 21.8% at December 31, 2015 from 24.6% at December 31, 2014 primarily as a result of higher non-controlling interests (Fairfax India, Brit and Cara) and an increase in common shareholders' equity from $8,361.0 ($394.83 per basic share) at December 31, 2014 to $8,952.5 ($403.01 per basic share) at December 31, 2015 (an increase of 4.5%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2015).

Maintaining its emphasis on financial soundness, the company held $1,276.5 of cash and investments at the holding company level ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015 compared to $1,244.3 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) at December 31, 2014.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2015 and 2014. Unless indicated otherwise, all acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015 or the Components of Net Earnings section of this MD&A under the relevant reporting segment heading.

OdysseyRe

In 2015 OdysseyRe acquired Euclid (an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage). In 2014 OdysseyRe acquired Motor Transport (a leading underwriting, claims and risk management specialist in the long-haul trucking industry). The acquisitions of Euclid and Motor Transport, which produce annual gross premiums written of approximately $15 and $21 respectively, will ensure OdysseyRe has the opportunity to participate in future renewals of their business.

Crum & Forster

In 2015 Crum & Forster acquired TII (a leading travel insurance provider that specializes in offering travel insurance protection), Brownyard (a specialist in writing and servicing security guard and security services business insurance) and Redwoods (a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps), which produce annual gross premiums written of approximately $50, $15 and $50 respectively. These acquisitions will complement Crum & Forster's existing footprint in each of these lines of business.

Brit

On June 5, 2015 Fairfax acquired Brit (a market-leading global Lloyd's of London specialty insurer and reinsurer). On June 29, 2015 Fairfax sold 29.9% of the outstanding ordinary shares of Brit to OMERS and will have the ability to repurchase those shares over time. The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9 (Cdn$717.1)), 9.2 million Series M preferred shares ($179.0 (Cdn$222.9)) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the purchase of Brit ($1,140.6 net of the proceeds received from OMERS).

Fairfax Asia

The company has agreed to acquire an additional 9.0% of the outstanding shares of ICICI Lombard from ICICI Bank Limited, which will increase its ownership interest in ICICI Lombard to 34.6%. The proposed transaction values ICICI Lombard at approximately $2.6 billion (172.3 billion Indian rupees), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016.

In 2015 Pacific Insurance acquired the general insurance business of MCIS, an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. In 2015 Fairfax Asia acquired 78.0% of Union Assurance, an underwriter of general insurance in Sri Lanka, specializing in automobile and personal accident lines of business with approximately $43 of gross premiums written in 2015. In 2014 Fairfax Asia acquired 80.0% of Fairfax Indonesia, an underwriter of general insurance, specializing in automobile coverage in Indonesia with approximately $10 of gross premiums written in 2014.

Insurance and Reinsurance – Other

On December 16, 2014 the company agreed to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade, was licensed in July 2015 and branches of Colonnade were established in the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian insurance operations were transferred to Colonnade during the first quarter of 2016, with the Czech Republic and Slovakia equivalents expected to be transferred later in the second quarter of 2016. In 2015 the QBE insurance operations generated approximately $78 of gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection.

Other

On December 22, 2015 the company agreed to acquire an 80% interest in Eurolife from Eurobank. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece with gross written premiums of approximately €306 during 2015. The transaction is subject to regulatory approvals and customary closing conditions, and is expected to close by the end of the second quarter of 2016. On January 5, 2016 the company acquired a 49.0% indirect equity interest in APR Energy, a provider of mobile power generation solutions to utilities, countries, and industries in developed and developing markets globally.

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired Kuoni Hong Kong and Kuoni India. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel. In 2014 Thomas Cook India acquired 55.1% of Sterling Resorts and the company commenced consolidating Sterling Resorts effective September 3, 2014. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India.

On June 18, 2015 Fairfax sold its 73.6% interest in Ridley.

On April 10, 2015 Fairfax acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 Fairfax, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8. Fairfax's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in

India and Indian businesses or other businesses primarily conducted in or dependent on India. In 2015 Fairfax India acquired an 88.1% interest in NCML, a leading private-sector agricultural commodities storage company in India.

On November 14, 2014 Fairfax acquired Pethealth. Headquartered in Canada, Pethealth is a provider of pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom. Crum & Forster and Northbridge became Pethealth's ongoing insurance carriers.

On June 5, 2014 Fairfax acquired Praktiker, one of the largest home improvement and do-it-yourself goods retailers in Greece with 14 stores.

On February 4, 2014 Fairfax, through its subsidiaries, acquired 51.0% of The Keg, which franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Reorganization of Ownership of OdysseyRe

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp. ("OdysseyRe"), under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies).

The OdysseyRe reorganization was effected in order to accomplish the following in respect of Fairfax and its affiliates: simplify the ownership of OdysseyRe; enhance investment flexibility (principally at Crum & Forster and Runoff (TIG Insurance)); reduce certain risk charges applied by insurance regulators and rating agencies to the capital of insurance entities when they own investments in affiliated companies (this principally affected Crum & Forster and TIG Insurance); create a direct channel through which OdysseyRe may remit dividends to Fairfax; and reduce regulatory overlap among jurisdictions.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a tax-free dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0. The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted OdysseyRe, Crum & Forster and Runoff.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report another year of underwriting profitability in 2015 largely driven by the absence of major catastrophe losses and the continued benefit from favourable reserve development. Accident year combined ratios are expected to be at or slightly above 100% as price decreases in 2015 have pressured combined ratios despite relatively benign loss cost trends. The industry continues to feel the effects of historically low interest rates that are negatively affecting operating income in addition to challenging and volatile equity markets. If interest rates remain at these low levels, interest income earned in the future will likely continue to decline even further due to lower reinvestment rates. Flat to negative performance in the equity markets in the U.S. and Canada and increases in interest rates produced unrealized losses on common stocks and bonds for many in the industry in 2015 and contributed to the very modest growth in capital for the industry. Equity markets experienced a tumultuous start to 2016 and interest rates are at historical lows, raising concerns over whether such trends can persist into the future. Insurance pricing on property and casualty lines of business declined, with larger account business continuing to experience more pricing pressure than medium-to-small account business. Insurance pricing in 2016 is likely to be affected by the direction of interest rates, probable lower levels of favourable reserve development, capacity available within the industry, the extent to which a line of business is loss-affected and the general strength of the global economy.

The reinsurance sector remains overcapitalized as a result of recent strong earnings and additional capacity from non-traditional capital providers. Pricing on many reinsurance lines remains attractive; property catastrophe-exposed business has experienced a slowdown in rate decreases after double digit decreases the last few years, while non-catastrophe property and casualty reinsurance business is experiencing more moderate price decreases reflecting the factors described above affecting insurance pricing.

Sources of Revenue

Revenue for the most recent three years is shown in the table that follows.

	2015	2014	2013
Net premiums earned – Insurance and Reinsurance
Northbridge	874.7	942.3	990.2
OdysseyRe	2,204.1	2,356.6	2,373.6
Crum & Forster	1,522.0	1,306.5	1,261.0
Zenith National	766.4	714.3	673.8
Brit(1)	892.5	–	–
Fairfax Asia	287.0	272.2	256.2
Other	442.7	392.7	439.5
Runoff	381.6	231.6	83.0

	7,371.0	6,216.2	6,077.3
Interest and dividends	685.1	509.5	473.6
Net gains (losses) on investments	(259.2)	1,736.2	(1,564.0)
Other revenue(2)	1,783.5	1,556.0	958.0

	9,580.4	10,017.9	5,944.9

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Other revenue primarily comprises the revenue earned by Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess (formerly known as IKYA), Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014), Fairfax India (since its initial public offering on January 30, 2015), Cara (acquired on April 10, 2015) and NCML (acquired on August 19, 2015).

Revenue of $9,580.4 in 2015 decreased from $10,017.9 in 2014 principally as a result of net losses on investments, partially offset by increased net premiums earned, increased other revenue and higher interest and dividends. Net losses on investments in 2015 was principally comprised of net unrealized losses on bonds, partially offset by net gains on equity and equity-related holdings after equity hedges and foreign currency. Consolidated interest and dividend income increased from $403.8 in 2014 to $512.2 in 2015, reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds year-over-year and the impact of consolidating Fairfax India and Brit's portfolio investments. The increase in net premiums earned by the company's insurance and reinsurance operations in 2015 reflected year-over-year increases at Crum & Forster ($215.5, 16.5%), Zenith National ($52.1, 7.3%), Insurance and Reinsurance — Other ($50.0, 12.7%) and Fairfax Asia ($14.8, 5.4%) and the consolidation of the net premiums earned by Brit ($892.5), partially offset by decreases at OdysseyRe ($152.5, 6.5%) and Northbridge ($67.6, 7.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff in 2015 and 2014 ($381.6 and $231.6 respectively) primarily reflected the impact of various transactions during those years involving the reinsurance of third party runoff portfolios.

Revenue of $10,017.9 in 2014 increased from $5,944.9 in 2013 reflecting significant net gains on investments and increased other revenue, net premiums earned and interest and dividends. Net gains on investments in 2014 was principally comprised of net unrealized gains on bonds and net gains on equity and equity-related holdings after equity hedges. The modest decrease in net premiums earned by the company's insurance and reinsurance operations in 2014 reflected year-over-year decreases at Northbridge ($47.9, 4.8% including the unfavourable effect of foreign currency translation), OdysseyRe ($17.0, 0.7%) and Insurance and Reinsurance – Other ($46.8, 10.6%), partially offset by increases at Crum & Forster ($45.5, 3.6%), Zenith National ($40.5, 6.0%) and Fairfax Asia ($16.0, 6.2%). Net premiums earned at Runoff in 2013 primarily reflected the runoff of policies in force at the acquisition dates of RiverStone Insurance ($54.4) and American Safety ($20.7).

In order to better compare 2015 and 2014, the table which follows presents adjusted net premiums written, which is calculated as net premiums written by the company's insurance and reinsurance operations in 2015 and 2014 after adjusting for: (i) the impact of the acquisition of Brit on June 5, 2015 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Brit); (ii) the impacts of the acquisitions of Union Assurance, MCIS and Fairfax Indonesia by Fairfax Asia (the "Fairfax Asia acquisitions", described in more detail in the

Components of Net Earnings section of this MD&A under the heading Fairfax Asia); (iii) the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe); and, (iv) the impact of the QBE reinsurance transactions on Polish Re (described in more detail in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance – Other):

	2015	2014	% change year-over- year
Net premiums written – as adjusted
Northbridge	887.0	967.1	(8.3)
OdysseyRe	2,095.0	2,359.4	(11.2)
Crum & Forster	1,659.4	1,346.3	23.3
Zenith National	785.4	720.9	8.9
Fairfax Asia	225.7	278.5	(19.0)
Other	417.3	413.9	0.8

Insurance and reinsurance operations	6,069.8	6,086.1	(0.3)

Northbridge's net premiums written decreased by 8.3% in 2015 as the impact of the strengthening of the U.S. dollar relative to the Canadian dollar exceeded the underlying increases in net premiums written expressed in Canadian dollars. In Canadian dollar terms, Northbridge's net premiums written increased by 6.1% in 2015, primarily due to increased renewal business, modest price increases across the group and the impact of a decrease in the amount of casualty reinsurance purchased.

OdysseyRe's net premiums written decreased by 11.2% in 2015, primarily reflecting the non-renewal of a significant property quota share reinsurance contract covering risks in Florida which resulted in the return of unearned premium to the cedent of that contract (reducing net premiums written by $100.7), the unfavourable impact of foreign currency translation, primarily at OdysseyRe's EuroAsia division and lower writings of liability insurance related to a specific program. The non-renewal of the quota share reinsurance contract is described in more detail in the Components of Net Earnings section of this MD&A under the heading OdysseyRe.

Crum & Forster's net premiums written increased by 23.3% in 2015, primarily reflecting growth in specialty lines of business (accident and health at Fairmont, across all lines of business at Crum & Forster and in specialty package at Seneca), the incremental contribution from the acquisition of Redwoods, improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance, partially offset by planned reductions in the legacy CoverX line of business.

Zenith National's net premiums written increased by 8.9% in 2015, primarily reflecting an increase in exposure.

Net premiums written by Fairfax Asia decreased by 19.0% in 2015, primarily reflecting the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance, planned reductions in commercial automobile writings at Falcon (which had a relatively high retention rate) and an increase in written premiums ceded to reinsurers related to new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia (principally commercial automobile business ceded by Pacific Insurance which incepted January 1, 2015).

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 0.8% in 2015, primarily reflecting increases at Advent (principally growth in the accident and health line of business), partially offset by decreases at Polish Re (lower writings of the property line of business) and Fairfax Brasil (the unfavourable impact of foreign currency translation, partially offset by an increase in premium retention).

Net gains (losses) on investments in 2015 and 2014 were comprised as shown in the following table:

	2015	2014
Common stocks	(670.5)	266.9
Preferred stocks – convertible(1)	(22.5)	(114.3)
Bonds – convertible	(119.2)	203.4
Gain on disposition of subsidiary and associates(2)	235.5	53.6
Other equity derivatives(3)	151.7	132.3

Equity and equity-related holdings	(425.0)	541.9
Equity hedges	501.8	(194.5)

Equity and equity-related holdings after equity hedges	76.8	347.4
Bonds	(468.7)	1,237.2
Common stocks – Other funds(4)	(22.5)	–
Preferred stocks	11.3	(27.5)
CPI-linked derivatives	35.7	17.7
Other derivatives	(2.6)	10.2
Foreign currency	112.5	103.4
Other(5)	(1.7)	47.8

Net gains (losses) on investments	(259.2)	1,736.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	(58.7)	531.3
U.S. states and municipalities	(213.2)	684.7
Corporate and other	(196.8)	21.2

	(468.7)	1,237.2

(1)
During 2015 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). During 2014 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5.

(2)
Comprised primarily of a $236.4 gain on disposition of Ridley in 2015 and gains on disposition of MEGA Brands and two KWF LPs in 2014.

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

(5)
During 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

At December 31, 2015 equity hedges with a notional amount of $5,894.8 (December 31, 2014 – $6,856.9) represented 88.1% (December 31, 2014 – 89.6%) of the fair value of the company's equity and equity-related holdings of $6,687.4 (December 31, 2014 – $7,651.7). Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2015, for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net losses on bonds of $468.7 in 2015 were primarily comprised of net losses on U.S. state and municipal bonds (net losses of $213.2), government bonds (principally comprised of net losses on U.S. treasury bonds of $119.2, partially offset by net gains on Greek bonds of $86.0) and corporate and other bonds (net losses of $196.8). The net losses on corporate and other bonds was primarily due to the widening of the credit spread on one particular issuer.

The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 and $17.7 in 2015 and 2014 respectively. Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue from $1,556.0 in 2014 to $1,783.5 in 2015, principally reflected increased revenue at Quess and the impact of the consolidation of Cara (acquired on April 10, 2015), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the divestiture of Ridley on June 18, 2015.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2015, the United States, Canada, International and Asia accounted for 63.0%, 14.4%, 13.4% and 9.2% respectively, of net premiums earned by geographic region in 2015, compared to 58.2%, 16.7%, 15.3% and 9.8% respectively, in 2014.

United States

Net premiums earned in the United States geographic region increased by 28.4% from $3,616.1 in 2014 to $4,641.3 in 2015 primarily reflecting the consolidation of Brit ($595.6), growth in specialty lines of business at Crum & Forster, growth in workers' compensation business at Zenith National reflecting increased exposure, the effects of various transactions involving the reinsurance of third party runoff portfolios at Runoff and growth in the accident and health line of business at Advent.

Canada

Net premiums earned in the Canada geographic region increased by 2.4% from $1,037.6 in 2014 to $1,062.0 in 2015 primarily as a result of the consolidation of Brit ($43.8) and the impact of a transaction involving the reinsurance of a third party runoff portfolio at Runoff, partially offset by the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar at Northbridge as measured by average annual rates of exchange.

International

Net premiums earned in the International geographic region increased by 3.5% from $953.3 in 2014 to $986.3 in 2015 principally reflecting the consolidation of Brit ($217.3), partially offset by decreases at OdysseyRe in its reinsurance business.

Asia

Net premiums earned in the Asia geographic region increased by 11.9% from $609.2 in 2014 to $681.4 in 2015 primarily as a result of the consolidation of Brit ($35.8) and growth at Fairfax Asia.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2015, 2014 and 2013. In that table, interest and dividends are presented separately as they relate to the insurance and reinsurance reporting segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net gains (losses) are each shown separately to present more meaningfully the results of the company's investment management strategies.

	2015	2014	2013
Combined ratios – Insurance and Reinsurance
Northbridge	91.8%	95.5%	98.2%
OdysseyRe	84.7%	84.7%	84.0%
Crum & Forster	97.7%	99.8%	101.9%
Zenith National	82.5%	87.5%	97.1%
Brit(1)	94.9%	–%	–%
Fairfax Asia	87.9%	86.7%	87.5%
Other	89.6%	94.7%	96.6%

Consolidated	89.9%	90.8%	92.7%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	71.4	42.7	18.2
OdysseyRe	336.9	360.4	379.9
Crum & Forster	35.4	2.5	(24.3)
Zenith National	134.4	89.5	19.2
Brit(1)	45.4	–	–
Fairfax Asia	34.8	36.2	32.0
Other	46.2	20.7	15.0

Underwriting profit – Insurance and Reinsurance	704.5	552.0	440.0
Interest and dividends – Insurance and Reinsurance	477.0	363.4	330.2

Operating income – Insurance and Reinsurance	1,181.5	915.4	770.2
Runoff (excluding net gains (losses) on investments)	(74.1)	(88.5)	77.3
Other reporting segment	127.8	77.6	51.9
Interest expense	(219.0)	(206.3)	(211.2)
Corporate overhead and other	(132.5)	(96.5)	(125.3)

Pre-tax income before net gains (losses) on investments	883.7	601.7	562.9
Net realized gains before equity hedges	1,049.7	777.6	1,379.6

Pre-tax income including net realized gains before equity hedges	1,933.4	1,379.3	1,942.5
Net change in unrealized gains (losses) before equity hedges	(1,810.7)	1,153.1	(961.6)
Equity hedging net gains (losses)	501.8	(194.5)	(1,982.0)

Pre-tax income (loss)	624.5	2,337.9	(1,001.1)
Income taxes	17.5	(673.3)	436.6

Net earnings (loss)	642.0	1,664.6	(564.5)

Attributable to:
Shareholders of Fairfax	567.7	1,633.2	(573.4)
Non-controlling interests	74.3	31.4	8.9

	642.0	1,664.6	(564.5)

Net earnings (loss) per share	$23.67	$74.43	$(31.15)
Net earnings (loss) per diluted share	$23.15	$73.01	$(31.15)
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

The underwriting profit of the company's insurance and reinsurance operations increased from $552.0 (combined ratio of 90.8%) in 2014 to $704.5 (combined ratio of 89.9%) in 2015 principally as a result of lower current period catastrophe losses, improvement in non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development.

Net favourable development of $544.3 (7.8 combined ratio points) in 2015 and $445.7 (7.4 combined ratio points) in 2014 was comprised as follows:

	2015	2014
Insurance and Reinsurance
Northbridge	(93.9)	(110.2)
OdysseyRe	(233.3)	(189.1)
Zenith National	(89.6)	(72.6)
Brit(1)	(19.7)	–
Fairfax Asia	(39.5)	(20.6)
Other	(68.3)	(53.2)

Net favourable development	(544.3)	(445.7)

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Catastrophe losses added 1.9 combined ratio points ($133.7) to the combined ratio in 2015 compared to 3.2 combined ratio points ($189.0) in 2014 and were comprised as follows:

	2015			2014
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	–	–		41.7	0.7
Other	133.7	1.9		147.3	2.5

	133.7	1.9	points	189.0	3.2	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2015	2014
Underwriting profit – Insurance and Reinsurance	704.5	552.0

Loss & LAE – accident year	64.5%	66.4%
Commissions	16.8%	16.0%
Underwriting expense	16.4%	15.8%

Combined ratio – accident year	97.7%	98.2%
Net favourable development	(7.8)%	(7.4)%

Combined ratio – calendar year	89.9%	90.8%

The commission expense ratio of the company's insurance and reinsurance operations increased from 16.0% in 2014 to 16.8% in 2015 primarily due to the consolidation of Brit, which has a commission expense ratio that is generally higher than Fairfax's other operating companies, and also reflected reductions in ceding commissions earned on premiums ceded to reinsurers at Crum & Forster. Commission rates on the Lloyd's platform tend to be higher than those of typical non-Lloyd's insurance and reinsurance arrangements; however, Lloyd's participants tend to have lower underwriting expense ratios.

The underwriting expense ratio of the company's insurance and reinsurance operations increased from 15.8% in 2014 to 16.4% in 2015 principally as a result of lower net premiums earned at OdysseyRe, the impact of the consolidation of the operating expenses of Fairfax Indonesia and Union Assurance and acquisition and integration expenses related to MCIS. Underwriting expenses in 2015 increased by 6.2% (excluding Brit's underwriting expenses of $141.2), primarily reflecting increased operating expenses at Crum & Forster and Zenith National consistent with their growth in net premiums earned and increased underwriting expenses at Fairfax Asia as described in the preceding sentence.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $1,227.2 in 2014 to $1,470.1 in 2015 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the consolidation of the operating expenses of Brit), increased operating expenses at Runoff and higher Fairfax corporate overhead (principally related to expenses incurred in connection with the acquisition of Brit).

Other expenses increased from $1,492.3 in 2014 to $1,703.1 in 2015 principally reflecting increased expenses at Quess consistent with its growth in revenue and the impact of the consolidation of Cara (acquired on April 10, 2015), Pethealth (acquired on November 14, 2014), Praktiker (acquired on June 5, 2014) and Sterling Resorts (consolidated since September 3, 2014), partially offset by the impact of the sale of Ridley (sold on June 18, 2015).

The company reported net earnings attributable to shareholders of Fairfax of $567.7 (net earnings of $23.67 per basic and $23.15 per diluted share) in 2015 compared to net earnings attributable to shareholders of Fairfax of $1,633.2 (net earnings of $74.43 per basic and $73.01 per diluted share) in 2014. The year-over-year decrease in profitability in 2015 primarily reflected net losses on investments (compared to net gains on investments in 2014), partially offset by the lower provision for income taxes, increased interest and dividend income and increased underwriting profit.

Common shareholders' equity increased from $8,361.0 at December 31, 2014 to $8,952.5 at December 31, 2015, primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($567.7), partially offset by the payment of dividends on the company's common and preferred shares ($265.4) and other comprehensive loss of $251.7 (primarily related to net unrealized foreign currency translation losses of foreign operations of $249.5). Common shareholders' equity per basic share at December 31, 2015 was $403.01 compared to $394.83 per basic share at December 31, 2014, representing an increase of 2.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 4.5% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2015 and 2014. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2		–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4
Interest and dividends	42.3	221.8	66.8	48.9	29.5	41.0	26.7	477.0	98.0	47.4	(11.5)	74.2	685.1

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	47.4	(11.5)	74.2	1,217.5
Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Other reporting segment	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)	–	(219.0)
Corporate overhead and other	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Year ended December 31, 2014

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,109.3	2,739.5	1,699.5	733.0	–	563.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,393.8	1,346.3	720.9	–	280.1	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned	942.3	2,356.6	1,306.5	714.3	–	272.2	392.7	5,984.6	231.6	–	–	–	6,216.2

Underwriting profit (loss)	42.7	360.4	2.5	89.5	–	36.2	20.7	552.0	(151.5)	–	–	–	400.5
Interest and dividends	32.5	182.2	39.1	22.1	–	60.5	27.0	363.4	63.0	10.3	(6.3)	79.1	509.5

Operating income (loss)	75.2	542.6	41.6	111.6	–	96.7	47.7	915.4	(88.5)	10.3	(6.3)	79.1	910.0
Net gains (losses) on investments(2)	213.1	579.3	632.1	106.8	–	(19.3)	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Other reporting segment	–	–	–	–	–	–	–	–	–	67.3	–	–	67.3
Interest expense	–	(12.7)	(1.4)	(3.3)	–	–	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead and other	(12.2)	(27.5)	(31.6)	(8.8)	–	(0.1)	(0.4)	(80.6)	(3.5)	–	(6.1)	(79.1)	(169.3)

Pre-tax income (loss)	276.1	1,081.7	640.7	206.3	–	77.3	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes													(673.3)

Net earnings													1,664.6

Attributable to:
Shareholders of Fairfax													1,633.2
Non-controlling interests													31.4

													1,664.6

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Net gains (losses) on investments at Crum & Forster, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which are eliminated on consolidation. Refer to the Business Developments section of this MD&A for a discussion of the OdysseyRe reorganization.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2015 and 2014 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax's accounting policies and include, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

  (b)
  Certain of the company's subsidiaries held ownership interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2015. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,599.0 as at December 31, 2015 (December 31, 2014 – $2,656.5) consisted of Fairfax holding company debt of $2,462.2 (December 31, 2014 – $2,514.7) and other long term obligations comprised of purchase consideration payable related to the TRG acquisition of $134.7 (December 31, 2014 – $139.7) and trust preferred securities of $2.1 (December 31, 2014 – $2.1).
	Percentage ownership in Fairfax Affiliates
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Insurance & Reinsurance – Other	Runoff	Corporate & Other(1)	Consolidated
Fairfax Affiliates
Zenith National	–	6.1%	2.0%	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	13.8%	57.8%	100.0%
TRG (Runoff)	–	–	5.2%	–	–	–	–	76.3%	18.5%	100.0%
Thomas Cook India	1.1%	11.0%	1.5%	0.4%	–	1.9%	1.7%	5.7%	44.5%	67.8%
Fairfax India	–	8.0%	3.8%	1.1%	2.3%	2.3%	7.8%	2.8%	–	28.1%
The Keg	11.0%	14.7%	7.3%	8.0%	–	–	6.7%	3.3%	–	51.0%
Cara	10.1%	14.6%	4.1%	–	2.5%	–	–	5.5%	3.7%	40.5%
(1)
This table excludes subsidiaries which are wholly owned by the holding company including Northbridge, OdysseyRe, Brit and Fairfax Asia.

Segmented Balance Sheet as at December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments245.0		560.3	8.2	65.9	–	–	–	879.4	–	–	397.1	1,276.5
Insurance contract receivables	242.7	806.7	258.8	222.6	605.6	131.2	265.3	2,532.9	127.9	–	(114.3)	2,546.5
Portfolio investments	2,569.4	7,215.3	3,883.4	1,787.9	3,967.1	1,157.5	1,479.2	22,059.8	4,264.9	1,176.8	331.0	27,832.5
Deferred premium acquisition costs84.4		181.0	118.2	10.7	63.2	24.4	60.2	542.1	–	–	(9.4)	532.7
Recoverable from reinsurers	478.0	828.9	1,079.1	78.1	793.0	579.9	242.3	4,079.3	940.7	–	(1,129.1)	3,890.9
Deferred income taxes	41.1	222.9	183.1	4.0	–	–	7.0	458.1	114.1	–	(108.3)	463.9
Goodwill and intangible assets	144.0	188.4	331.4	446.7	739.2	40.1	16.7	1,906.5	39.4	1,270.7	(1.7)	3,214.9
Due from affiliates	71.7	2.1	0.1	–	–	8.0	25.3	107.2	587.7	–	(694.9)	–
Other assets	73.9	102.1	116.9	73.9	132.0	65.1	31.5	595.4	104.8	1,001.6	69.3	1,771.1
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–

Total assets	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Liabilities
Accounts payable and accrued liabilities169.9		575.5	230.6	86.5	141.3	241.2	109.3	1,554.3	128.4	757.3	115.9	2,555.9
Income taxes payable	3.7	31.1	2.6	–	–	11.0	1.0	49.4	–	15.3	21.1	85.8
Short sale and derivative obligations40.4		13.0	5.3	1.4	12.5	–	3.3	75.9	16.8	–	0.2	92.9
Due to affiliates	2.0	6.1	15.5	0.4	–	1.9	2.6	28.5	4.2	34.2	(66.9)	–
Funds withheld payable to reinsurers4.0		56.1	20.3	–	206.1	66.2	69.5	422.2	16.0	–	(115.4)	322.8
Provision for losses and loss adjustment expenses1,852.2		5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	–	(1,078.7)	19,816.4
Provision for unearned premiums	492.4	729.4	657.0	267.7	664.9	252.7	276.6	3,340.7	–	–	(55.9)	3,284.8
Deferred income taxes	–	–	–	–	120.3	8.8	0.6	129.7	–	77.5	(207.2)	–
Long term debt	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5

Total liabilities	2,564.6	6,511.4	4,401.2	1,646.5	4,677.8	1,338.8	1,515.5	22,655.8	4,473.9	1,168.3	1,212.1	29,510.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	693.7	723.0	11,523.9	1,994.1	2,257.9	(5,488.5)	10,287.4
Non-controlling interests	–	–	–	–	–	19.2	–	19.2	–	22.9	1,689.4	1,731.5

Total equity	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	712.9	723.0	11,543.1	1,994.1	2,280.8	(3,799.1)	12,018.9

Total liabilities and total equity	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Capital
Total debt	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–
Shareholders' equity attributable to
shareholders of Fairfax	1,385.6	3,596.3	1,578.0	1,043.3	1,117.2	648.2	612.0	9,980.6	1,705.6	1,073.6	(2,472.4)	10,287.4
Non-controlling interests	–	–	–	–	505.1	19.2	–	524.3	–	1,207.2	–	1,731.5

Total capital	1,492.4	4,196.9	1,795.4	1,122.2	1,878.2	712.9	813.6	12,011.6	1,994.1	2,564.8	(1,200.1)	15,370.4

% of total capital	9.7%	27.3%	11.7%	7.3%	12.2%	4.6%	5.3%	78.1%	13.0%	16.7%	(7.8)%	100.0%

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Segmented Balance Sheet as at December 31, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	35.2	463.6	5.8	60.2	–	–	564.8	–	–	679.5	1,244.3
Insurance contract receivables	285.5	814.1	212.7	205.6	99.3	220.0	1,837.2	144.0	–	(49.5)	1,931.7
Portfolio investments	3,160.9	8,179.8	3,918.9	1,789.6	1,137.1	1,819.4	20,005.7	4,841.7	269.0	(7.2)	25,109.2
Deferred premium acquisition costs	98.7	217.7	109.8	9.9	21.4	45.0	502.5	–	–	(4.9)	497.6
Recoverable from reinsurers	629.9	868.2	1,527.0	144.3	525.4	211.4	3,906.2	1,100.9	–	(1,025.0)	3,982.1
Deferred income taxes	48.4	50.8	161.7	–	–	–	260.9	67.4	–	132.1	460.4
Goodwill and intangible assets	176.9	182.7	294.7	453.9	31.6	18.3	1,158.1	43.4	360.8	(4.0)	1,558.3
Due from affiliates	91.8	2.7	0.1	0.2	5.2	0.2	100.2	615.0	0.2	(715.4)	–
Other assets	97.6	117.6	113.7	61.5	48.7	47.1	486.2	73.8	746.4	41.2	1,347.6
Investments in Fairfax affiliates	45.7	203.5	81.2	12.0	–	10.0	352.4	77.5	–	(429.9)	–

Total assets	4,670.6	11,100.7	6,425.6	2,737.2	1,868.7	2,371.4	29,174.2	6,963.7	1,376.4	(1,383.1)	36,131.2

Liabilities
Accounts payable and accrued liabilities	179.4	503.9	249.4	74.3	203.1	119.2	1,329.3	98.1	479.7	122.0	2,029.1
Income taxes payable	33.5	102.6	–	–	10.5	1.3	147.9	32.3	13.8	(75.7)	118.3
Short sale and derivative obligations	8.2	53.2	12.3	8.0	–	16.2	97.9	31.3	–	31.6	160.8
Due to affiliates	5.2	9.4	25.3	1.2	4.7	10.4	56.2	0.1	27.0	(83.3)	–
Funds withheld payable to reinsurers	4.2	36.0	338.9	–	58.2	63.4	500.7	16.8	–	(56.0)	461.5
Provision for losses and loss adjustment expenses	2,299.7	5,315.3	3,407.6	1,297.4	691.3	1,011.3	14,022.6	4,720.4	–	(993.9)	17,749.1
Provision for unearned premiums	576.0	853.1	575.0	248.6	229.3	243.7	2,725.7	–	–	(36.1)	2,689.6
Deferred income taxes	–	–	–	10.4	10.7	2.1	23.2	–	43.6	(66.8)	–
Long term debt	–	214.6	41.4	38.1	–	91.8	385.9	–	136.6	2,656.5	3,179.0

Total liabilities	3,106.2	7,088.1	4,649.9	1,678.0	1,207.8	1,559.4	19,289.4	4,899.0	700.7	1,498.3	26,387.4

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,564.4	4,012.6	1,775.7	1,059.2	647.6	812.0	9,871.5	2,064.7	616.4	(3,026.9)	9,525.7
Non-controlling interests	–	–	–	–	13.3	–	13.3	–	59.3	145.5	218.1

Total equity	1,564.4	4,012.6	1,775.7	1,059.2	660.9	812.0	9,884.8	2,064.7	675.7	(2,881.4)	9,743.8

Total liabilities and total equity	4,670.6	11,100.7	6,425.6	2,737.2	1,868.7	2,371.4	29,174.2	6,963.7	1,376.4	(1,383.1)	36,131.2

Capital
Total debt	–	214.6	41.4	38.1	–	91.8	385.9	–	136.6	2,656.5	3,179.0
Investments in Fairfax affiliates	45.7	203.5	81.2	12.0	–	10.0	352.4	77.5	–	(429.9)	–
Shareholders' equity attributable to shareholders of Fairfax	1,518.7	3,809.1	1,694.5	1,047.2	647.6	802.0	9,519.1	1,987.2	616.4	(2,597.0)	9,525.7
Non-controlling interests	–	–	–	–	13.3	–	13.3	–	204.8	–	218.1

Total capital	1,564.4	4,227.2	1,817.1	1,097.3	660.9	903.8	10,270.7	2,064.7	957.8	(370.4)	12,922.8

% of total capital	12.1%	32.7%	14.1%	8.5%	5.1%	7.0%	79.5%	16.0%	7.4%	(2.9)%	100.0%

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2015 and 2014.

    Northbridge(1)

	Cdn$
	2015	2014	2015	2014
Underwriting profit	91.2	47.1	71.4	42.7

Loss & LAE – accident year	67.5%	72.2%	67.5%	72.2%
Commissions	15.8%	16.0%	15.8%	16.0%
Underwriting expenses	19.2%	19.0%	19.2%	19.0%

Combined ratio – accident year	102.5%	107.2%	102.5%	107.2%
Net favourable development	(10.7)%	(11.7)%	(10.7)%	(11.7)%

Combined ratio – calendar year	91.8%	95.5%	91.8%	95.5%

Gross premiums written	1,353.3	1,224.8	1,059.6	1,109.3

Net premiums written	1,132.8	1,067.7	887.0	967.1

Net premiums earned	1,117.1	1,040.4	874.7	942.3

Underwriting profit	91.2	47.1	71.4	42.7
Interest and dividends	54.0	35.9	42.3	32.5

Operating income	145.2	83.0	113.7	75.2
Net gains on investments	168.5	235.3	131.9	213.1

Pre-tax income before interest and other	313.7	318.3	245.6	288.3

Net earnings	236.7	236.7	185.3	214.4

(1)
These results differ from those published by Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

The average U.S. dollar foreign exchange rate strengthened by 15.7% in 2015 relative to the Canadian dollar. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

In 2015 Northbridge assumed gross premiums written of Cdn$70.6 ($56.6) and gross losses on claims of Cdn$66.5 ($53.3) in connection with the AXA reinsurance transaction in the first quarter of 2015 (described in the Components of Net Earnings section of this MD&A under the heading Runoff). Northbridge fully retroceded these amounts to Runoff and received a commission of $1.4 (Cdn$1.7) from Runoff for fronting this transaction.

Northbridge produced an underwriting profit of Cdn$91.2 ($71.4) and a combined ratio of 91.8% in 2015 compared to an underwriting profit of Cdn$47.1 ($42.7) and a combined ratio of 95.5% in 2014. The year-over-year increase in underwriting profit principally reflected the impact of higher net premiums earned and improved non-catastrophe loss experience related to the current accident year (primarily due to improved results in commercial liability and commercial transportation lines of business), partially offset by higher underwriting expenses.

Net favourable prior year reserve development of Cdn$119.9 ($93.9) (10.7 combined ratio points) in 2015 was comparable to net favourable prior year reserve development of Cdn$121.7 ($110.2) (11.7 combined ratio points) in 2014 with both years reflecting better than expected emergence across most accident years and lines of business. There were no material current period catastrophe losses in 2015 and 2014.

Northbridge's commission expense ratio decreased from 16.0% in 2014 to 15.8% in 2015, primarily as a result of increased fronting fee commission revenue, including commission revenue earned on the AXA reinsurance transaction in the first quarter of 2015 described earlier in this section. Northbridge's underwriting expense ratio increased from 19.0% in 2014 to 19.2% in 2015, primarily as a result of increased employee variable compensation, premises and information technology costs, partially offset by the favourable impact of increased net premiums earned and the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers following a favourable ruling from taxation authorities.

Excluding the impact of the AXA reinsurance transaction, gross premiums written increased 4.7% from Cdn$1,224.8 in 2014 to Cdn$1,282.7 in 2015, primarily due to increased renewal business and modest price increases across the group. In Canadian dollar terms, net premiums written increased by 6.1% in 2015, reflecting many of the same factors which affected gross premiums written, and also included the impact of a decrease in the amount of casualty reinsurance purchased. In Canadian dollar terms, net premiums earned increased by 7.4% in 2015, consistent with the growth in net premiums written.

The decrease in net gains on investments (as set out in the Investments section of this MD&A), partially offset by increased underwriting profitability and higher interest and dividend income (reflecting increased holdings of bonds and common stocks year-over-year), produced pre-tax income before interest and other of Cdn$313.7 in 2015 compared to pre-tax income before interest and other of Cdn$318.3 in 2014.

Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by Cdn$229.0 ($179.3) in 2015 compared to a decrease of Cdn$483.5 ($437.9) in 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) decreased from Cdn$63.8 ($57.7) in 2014 to Cdn$16.8 ($13.2) in 2015, primarily due to higher income taxes paid and increased net claims payments, partially offset by higher net premium collections.

Northbridge's average annual return on average equity over the past 30 years since inception in 1985 was 13.6% at December 31, 2015 (December 31, 2014 – 13.6%) (expressed in Canadian dollars).

    OdysseyRe(1)

	2015	2014
Underwriting profit	336.9	360.4

Loss & LAE – accident year	64.4%	62.5%
Commissions	20.4%	20.3%
Underwriting expenses	10.5%	9.9%

Combined ratio – accident year	95.3%	92.7%
Net favourable development	(10.6)%	(8.0)%

Combined ratio – calendar year	84.7%	84.7%

Gross premiums written	2,404.0	2,739.5

Net premiums written	2,095.0	2,393.8

Net premiums earned	2,204.1	2,356.6

Underwriting profit	336.9	360.4
Interest and dividends	221.8	182.2

Operating income	558.7	542.6
Net gains (losses) on investments	(267.2)	579.3

Pre-tax income before interest and other	291.5	1,121.9

Net earnings	197.3	713.8

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. On April 1, 2014 Hudson Insurance completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport"), a leading underwriting, claims and risk management specialist in the long-haul trucking industry. The acquisitions of Euclid and Motor Transport, which produce annual gross premiums written of approximately $15 and $21 respectively will ensure that Hudson Insurance has the opportunity to participate on future renewals of that business.

OdysseyRe produced an underwriting profit of $336.9 and a combined ratio of 84.7% in 2015 compared to an underwriting profit of $360.4 and a combined ratio of 84.7% in 2014. The year-over-year decrease in underwriting profit principally reflected a decrease in premiums earned with lower non-catastrophe underwriting margins (principally related to the impact of the Tianjin port explosion in China ($52.9 or 2.4 combined ratio points)) and lower writings of higher margin property catastrophe business, partially offset by lower current period catastrophe losses and increased net favourable prior year reserve development.

OdysseyRe's combined ratio in 2015 included the benefit of 10.6 combined ratio points ($233.3) of net favourable prior year reserve development compared to 8.0 combined ratio points ($189.1) in 2014. Net favourable development in 2015 and 2014 was primarily related to casualty and property catastrophe loss reserves. The combined ratio in 2015 included 4.9 combined ratio points ($108.0) of current period catastrophe losses relating primarily to attritional losses. The combined ratio in 2014 included 6.2 combined ratio points ($145.1) of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of Windstorm Ela ($37.7) and other attritional catastrophe losses. OdysseyRe's underwriting expense ratio increased from 9.9% in 2014 to 10.5% in 2015, principally due to the decrease in net premiums earned.

Following enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in the fourth quarter of 2014, whereas in prior years those premiums would have been recognized in the first quarter of the following year. Excluding the impact of the U.S. crop insurance business winter planting season from 2014, OdysseyRe's gross premiums written, net premiums written and net premiums earned decreased as set out in the following table. The impact of this change on underwriting profit was nominal.

	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe – as reported	2,404.0	2,095.0	2,204.1	2,739.5	2,393.8	2,356.6
Adjustments related to timing of U.S. crop insurance	–	–	–	(41.4)	(34.4)	(6.0)

OdysseyRe – as adjusted	2,404.0	2,095.0	2,204.1	2,698.1	2,359.4	2,350.6

Percentage change year-over-year	(10.9)%	(11.2)%	(6.2)%

Due to the non-renewal on June 1, 2015 of a significant property quota share reinsurance contract covering risks in Florida (following the cedent's decision to retain all the risk associated with the contract), OdysseyRe returned the remaining unearned premium from the contract to the cedent (the "unearned premium portfolio transfer") reducing both gross premiums written and net premiums written by $100.7 in 2015. Gross premiums written in 2015 decreased by 10.9% (as adjusted), principally as a result of the unearned premium portfolio transfer, the unfavourable impact of foreign currency translation, primarily at OdysseyRe's EuroAsia division, and lower writings of liability insurance related to a specific program. Net premiums written in 2015 decreased by 11.2% (as adjusted), consistent with the decrease in gross premiums written. Net premiums earned in 2015 decreased by 6.2% (as adjusted), consistent with the decrease in net premiums written, partially offset by the earning of increased premiums written on lines of business that experienced growth in previous periods.

Interest and dividends increased from $182.2 in 2014 to $221.8 in 2015 principally reflecting increased share of profit of associates (primarily relating to OdysseyRe's $37.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A) and lower underwriting profit, partially offset by the increase in interest and dividend income, produced pre-tax income before interest and other of $291.5 in 2015 compared to pre-tax income before interest and other of $1,121.9 in 2014.

OdysseyRe's cash resources, excluding the impact of foreign currency translation, decreased by $98.9 in 2015 compared to an increase of $24.9 in 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) decreased from $464.2 in 2014 to $59.4 in 2015 with the year-over-year change principally reflecting the impact of the unearned premium portfolio transfer, increased income tax payments and higher net paid losses related to prior years' non-catastrophe losses.

    Crum & Forster

	2015	2014
Underwriting profit	35.4	2.5

Loss & LAE – accident year	64.1%	66.9%
Commissions	14.8%	13.6%
Underwriting expenses	18.8%	19.3%

Combined ratio – accident year	97.7%	99.8%
Net favourable development	–%	–%

Combined ratio – calendar year	97.7%	99.8%

Gross premiums written	1,896.1	1,699.5

Net premiums written	1,659.4	1,346.3

Net premiums earned	1,522.0	1,306.5

Underwriting profit	35.4	2.5
Interest and dividends	66.8	39.1

Operating income	102.2	41.6
Net gains (losses) on investments	(105.6)	321.3
Gain on redemption of investment in OdysseyRe(1)	–	310.8

Pre-tax income (loss) before interest and other	(3.4)	673.7

Net earnings (loss)	(5.2)	545.8

(1)
Eliminated on consolidation.

On October 30, 2015 Crum & Forster acquired a 100% interest in Brownyard Programs, Ltd. ("Brownyard") for $7.0 to augment its CoverX brand. Brownyard specializes in writing and servicing security guard and security services business insurance and produces approximately $15 of gross premiums written annually.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty (the "significant commutation"). The significant commutation reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0 and had no effect on the income statement initially, but funds held interest expense (a component of interest and dividends) is expected to be reduced in future periods by approximately $20 annually.

On October 8, 2015 Crum & Forster acquired a 100% interest in Travel Insured International, Inc. ("TII") for consideration of $30.0. TII is a leading travel insurance provider that specializes in offering travel insurance protection (where Crum & Forster is its exclusive insurance carrier) and produces approximately $50 of gross premiums written annually. The acquisition of TII is complementary to Crum & Forster's existing footprint in the travel insurance market.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. ("Redwoods") for consideration of $20.0. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps. Commencing in the second quarter of 2015, all premiums produced by Redwoods were underwritten by Crum & Forster.

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Crum & Forster as described in the "Business Developments" section of this MD&A.

Crum & Forster produced an underwriting profit of $35.4 and a combined ratio of 97.7% in 2015 compared to an underwriting profit of $2.5 and a combined ratio of 99.8% in 2014. The year-over-year increase in underwriting profit principally reflected better non-catastrophe underwriting margins related to the current accident year, primarily due to increased writings of more profitable lines of business and the impact of underwriting actions that have improved the performance of the CoverX business.

Current period catastrophe losses were $12.0 (0.8 of a combined ratio point) in 2015 compared to $14.3 (1.1 combined ratio points) in 2014. Current period catastrophe losses in 2015 and 2014 principally reflected severe winter weather and storms in the U.S. There was no net prior year reserve development in 2015 or 2014. The increase in Crum & Forster's commission expense ratio from 13.6% in 2014 to 14.8% in 2015, primarily reflected reductions in ceding commissions earned on premiums ceded to reinsurers as a result of increased retentions. The decrease in Crum & Forster's underwriting expense ratio from 19.3% in 2014 to 18.8% in 2015 primarily reflected the effect of increased net premiums earned, partially offset by increased underwriting expenses (principally personnel costs associated with acquisitions and new business initiatives).

Gross premiums written increased by 11.6% in 2015, principally reflecting growth in accident and health at Fairmont, across all lines of business at Crum & Forster and in specialty package at Seneca, and the incremental contribution from the acquisition of Redwoods, partially offset by planned reductions in the CoverX business. Net premiums written increased by 23.3% in 2015, consistent with the growth in gross premiums written and also reflected improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance. The growth in net premiums earned of 16.5% in 2015 was consistent with the growth in net premiums written in 2015 and 2014 and the increase in risk retention in 2015.

Interest and dividends increased from $39.1 in 2014 to $66.8 in 2015 reflecting increased share of profit of associates (primarily related to Crum & Forster's $12.2 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015), increased interest income earned on higher yielding fixed income investments owned year-over-year and lower funds held interest expense related to the significant commutation (described earlier in this section).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A), partially offset by the year-over-year improvement in underwriting profitability and higher interest and dividend income, produced a pre-tax loss before interest and other of $3.4 in 2015 compared to pre-tax income before interest and other of $673.7 in 2014 (which included a gain of $310.8 on redemption of Crum & Forster's investment in OdysseyRe).

Crum & Forster's cash resources, excluding the impact of foreign currency translation, increased by $25.3 in 2015 compared to a decrease of $33.4 in 2014. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $115.6 in 2014 to $218.0 in 2015, primarily as a result of increased net cash flow from underwriting activities.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,947.4 and its average annual return on average equity since acquisition has been 10.1% (December 31, 2014 – 10.7%).

    Zenith National(1)

	2015	2014
Underwriting profit	134.4	89.5

Loss & LAE – accident year	58.6%	62.9%
Commissions	9.9%	9.7%
Underwriting expenses	25.7%	25.1%

Combined ratio – accident year	94.2%	97.7%
Net favourable development	(11.7)%	(10.2)%

Combined ratio – calendar year	82.5%	87.5%

Gross premiums written	797.6	733.0

Net premiums written	785.4	720.9

Net premiums earned	766.4	714.3

Underwriting profit	134.4	89.5
Interest and dividends	48.9	22.1

Operating income	183.3	111.6
Net gains (losses) on investments	(58.8)	106.8

Pre-tax income before interest and other	124.5	218.4

Net earnings	76.5	140.8

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National produced an underwriting profit of $134.4 and a combined ratio of 82.5% in 2015 compared to an underwriting profit of $89.5 and a combined ratio of 87.5% in 2014. Net premiums earned in 2015 of $766.4 increased from $714.3 in 2014, principally reflecting an increase in exposure.

The year-over-year improvement in Zenith National's combined ratio reflected a decrease of 4.3 combined ratio points in the estimated accident year loss and LAE ratio in 2015 due to favourable loss development trends for accident year 2014 emerging in 2015 combined with earned price changes equal to estimated loss trends for accident year 2015. Net favourable development of prior years' reserves (11.7 percentage points in 2015 compared to 10.2 percentage points in 2014) reflected net favourable emergence principally related to accident years 2011 through 2014.

Interest and dividends increased from $22.1 in 2014 to $48.9 in 2015, principally reflecting increased share of profit of associates (primarily relating to Zenith National's $21.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A), partially offset by the improvement in underwriting profitability and higher interest and dividend income, produced pre-tax income before interest and other of $124.5 in 2015 compared to pre-tax income before interest and other of $218.4 in 2014.

At December 31, 2015 Zenith National had unrestricted cash and cash equivalents of $24.9 (December 31, 2014 – $39.2). Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $119.2 in 2014 to $137.0 in 2015, primarily as a result of higher net premiums written and proceeds from the commutation of certain ceded reinsurance contracts, partially offset by higher income taxes paid in 2015.

    Brit(1)

For the period June 5, 2015 to December 31, 2015
Underwriting profit	45.4

Loss & LAE – accident year	60.5%
Commissions	20.8%
Underwriting expenses	15.8%

Combined ratio – accident year	97.1%
Net favourable development	(2.2)%

Combined ratio – calendar year	94.9%

Gross premiums written	1,087.5

Net premiums written	946.4

Net premiums earned	892.5

Underwriting profit	45.4
Interest and dividends	29.5

Operating income	74.9
Net losses on investments	(75.3)

Pre-tax loss before interest and other	(0.4)

Net loss	(14.9)

(1)
These results differ from those published by Brit primarily due to the differing accounting periods and preliminary acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC ("Brit") for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, for cash proceeds of $516.0 ($4.30 per share). The company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $501.1 to the company's non-controlling interests.

Brit produced an underwriting profit of $45.4 and a combined ratio of 94.9% for the period June 5, 2015 to December 31, 2015 which included net favourable prior year reserve development of $19.7 (2.2 combined ratio points) primarily related to insurance lines of business (marine, specialty, energy and aviation) and reinsurance lines of business (property treaty and casualty treaty). There were no significant current period catastrophe losses for the period June 5, 2015 to December 31, 2015. Non-catastrophe underwriting margins related to the current accident year continued to reflect the increased competition, pricing pressures and market conditions that existed prior to the acquisition by Fairfax. Net premiums written of $946.4 for the period June 5, 2015 to December 31, 2015 was impacted by a combination of factors, including rate reductions on direct business (energy, aviation and property lines of business) and reinsurance business (property treaty and casualty lines of business) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in 2013 and 2014.

Net losses on investments (as set out in the Investments section of this MD&A), partially offset by underwriting profit and interest and dividend income, produced a pre-tax loss before interest and other of $0.4 for the period June 5, 2015 to December 31, 2015.

    Fairfax Asia

	2015	2014
Underwriting profit	34.8	36.2

Loss & LAE – accident year	83.5%	81.4%
Commissions	–%	(0.1)%
Underwriting expenses	18.2%	13.0%

Combined ratio – accident year	101.7%	94.3%
Net favourable development	(13.8)%	(7.6)%

Combined ratio – calendar year	87.9%	86.7%

Gross premiums written	620.9	563.5

Net premiums written	275.9	280.1

Net premiums earned	287.0	272.2

Underwriting profit	34.8	36.2
Interest and dividends	41.0	60.5

Operating income	75.8	96.7
Net losses on investments	(24.5)	(19.3)

Pre-tax income before interest and other	51.3	77.4

Net earnings	42.0	67.7

Fairfax Asia comprises the company's Asian holdings and operations: 97.7%-owned Singapore-based First Capital Insurance Limited ("First Capital"), Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Fairfax Insurance Indonesia ("Fairfax Indonesia"), 78.0%-owned Sri Lanka-based Union Assurance General Limited ("Union Assurance"), 32.1%-owned Thailand-based Thai Re Public Company Limited ("Thai Re"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 40.5%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 25.6%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"). The remaining 72.8% interest in ICICI Lombard is held by ICICI Bank Limited ("ICICI Bank"), India's second largest commercial bank. Thai Re, BIC Insurance, Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On October 30, 2015 the company reached an agreement with ICICI Bank to acquire an additional 9.0% of the outstanding shares of ICICI Lombard, which will increase the company's ownership interest in ICICI Lombard to 34.6%. The proposed transaction values ICICI Lombard at approximately $2.6 billion (172.3 billion Indian rupees), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016.

On September 18, 2015 Fairfax Asia acquired a 35.0% ownership interest in BIC Insurance for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC Insurance is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network. BIC Insurance is recorded under the equity method of accounting within the Fairfax Asia reporting segment.

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in Fairfax Indonesia for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia produced an underwriting profit of $34.8 and a combined ratio of 87.9% in 2015, compared to an underwriting profit of $36.2 and a combined ratio of 86.7% in 2014. The principal entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2015	2014
First Capital	69.3%	74.4%
Falcon	98.6%	98.8%
Pacific Insurance	95.4%	98.9%
Fairfax Indonesia	114.7%	127.9%
Union Assurance	107.8%	–

The combined ratio in 2015 included $39.5 (13.8 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, marine hull, property and workers' compensation loss reserves. The combined ratio in 2014 included $20.6 (7.6 combined ratio points) of net favourable prior year reserve development primarily related to engineering, workers' compensation, property and commercial automobile loss reserves. Fairfax Asia's underwriting expense ratio increased from 13.0% in 2014 to 18.2% in 2015, primarily as a result of the consolidation of Fairfax Indonesia and Union Assurance and increased operating expenses at Pacific Insurance related to the acquisition and integration of MCIS.

The consolidation of MCIS, Union Assurance and Fairfax Indonesia (the "Fairfax Asia acquisitions") affected gross premiums written, net premiums written and net premiums earned as set out in the following table.

	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	620.9	275.9	287.0	563.5	280.1	272.2
Fairfax Asia acquisitions	(99.2)	(50.2)	(56.4)	(10.2)	(1.6)	(0.7)

Fairfax Asia – as adjusted	521.7	225.7	230.6	553.3	278.5	271.5

Percentage change year-over-year	(5.7)%	(19.0)%	(15.1)%

The decrease in gross premiums written of 5.7% in 2015 primarily reflected the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance and the planned reduction in commercial automobile writings at Falcon. The decrease in net premiums written of 19.0% in 2015 was consistent with the decrease in gross premiums written and also reflected an increase in written premiums ceded to reinsurers related to new intercompany quota share reinsurance agreements between Group Re and Fairfax Asia (principally commercial automobile business ceded by Pacific Insurance which incepted January 1, 2015) and the impact on premiums ceded to reinsurers from the reduction in commercial automobile writings at Falcon which had a relatively high retention rate. The decrease in net premiums earned of 15.1% in 2015 was consistent with the decrease in net premiums written.

Lower interest and dividend income (principally reflecting lower share of profit of associates, primarily related to ICICI Lombard), increased net losses on investments (as set out in the Investments section of this MD&A) and the modest decrease in underwriting profit, produced pre-tax income before interest and other of $51.3 in 2015 compared to pre-tax income before interest and other of $77.4 in 2014.

As at December 31, 2015 the company had invested a total of $112.7 to acquire and maintain its 25.6% interest in ICICI Lombard and carried this investment at $109.8 under the equity method of accounting (fair value of $666.3 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2015). The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet as set out in the Balance Sheets by Reporting Segment section of this MD&A.

During the twelve month period ended September 30, 2015, ICICI Lombard's gross premiums written increased in Indian rupees by 6.3% over the comparable period in 2014, with a combined ratio of 113.0% compared to 111.3% in the prior twelve month period. The increase in the combined ratio is primarily a result of increased operating expenses as ICICI Lombard undertook growth initiatives in its retail segment. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2015 as recent new entrants continued to increase their market share. With a 9.1% market share, 6,295 employees and 254 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

    Insurance and Reinsurance – Other

	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	46.2

Loss & LAE – accident year	63.9%	69.0%	71.0%	66.6%	–	67.2%
Commissions	27.8%	21.9%	14.1%	12.0%	–	21.8%
Underwriting expenses	4.7%	24.0%	15.8%	30.8%	–	16.0%

Combined ratio – accident year	96.4%	114.9%	100.9%	109.4%	–	105.0%
Net adverse (favourable) development	(25.7)%	(15.4)%	(2.9)%	2.1%	–	(15.4)%

Combined ratio – calendar year	70.7%	99.5%	98.0%	111.5%	–	89.6%

Gross premiums written	174.3	240.5	113.8	123.3	(17.2)	634.7

Net premiums written	166.7	174.8	100.1	48.2	–	489.8

Net premiums earned	164.3	159.4	79.8	39.2	–	442.7

Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	46.2
Interest and dividends	13.5	8.2	1.9	3.1	–	26.7

Operating income (loss)	61.7	9.1	3.5	(1.4)	–	72.9
Net losses on investments	(15.3)	(46.1)	(0.5)	(6.5)	–	(68.4)

Pre-tax income (loss) before interest and other	46.4	(37.0)	3.0	(7.9)	–	4.5

Net earnings (loss)	56.7	(31.9)	2.1	(7.8)	–	19.1

	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7

Loss & LAE – accident year	68.2%	72.2%	70.1%	70.4%	–	70.2%
Commissions	26.3%	18.3%	17.3%	16.3%	–	20.9%
Underwriting expenses	2.5%	27.9%	9.3%	41.6%	–	17.2%

Combined ratio – accident year	97.0%	118.4%	96.7%	128.3%	–	108.3%
Net adverse (favourable) development	(20.4)%	(18.6)%	(0.6)%	5.6%	–	(13.6)%

Combined ratio – calendar year	76.6%	99.8%	96.1%	133.9%	–	94.7%

Gross premiums written	166.8	207.1	54.0	158.2	(32.8)	553.3

Net premiums written	163.4	153.6	41.2	55.7	–	413.9

Net premiums earned	146.2	138.6	60.5	47.4	–	392.7

Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7
Interest and dividends	11.8	8.6	3.5	3.1	–	27.0

Operating income (loss)	46.1	8.8	5.8	(13.0)	–	47.7
Net gains on investments	103.6	26.7	2.2	3.3	–	135.8

Pre-tax income (loss) before interest and other	149.7	35.5	8.0	(9.7)	–	183.5

Net earnings (loss)	155.5	27.3	6.3	(10.0)	–	179.1

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian insurance operations were transferred to Colonnade during the first quarter of 2016, with the Czech Republic and Slovakia equivalents expected to be transferred later in the second quarter of 2016. The transaction to acquire QBE's operations in Ukraine announced on February 3, 2015 closed during the fourth quarter of 2015. The Ukrainian company, now known as Colonnade Ukraine, recorded gross written premiums of approximately $5 in 2015 across a variety of non-life classes of business.

Prior to the formal closing of the transaction to acquire the QBE insurance operations, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting profit by $77.6, $72.5, $52.6 and $1.3 respectively in 2015.

The Insurance and Reinsurance – Other segment produced an underwriting profit of $46.2 and combined ratio of 89.6% in 2015 compared to an underwriting profit of $20.7 and combined ratio of 94.7% in 2014. The improvement in underwriting profit in 2015 principally reflected higher net premiums earned, lower current period catastrophe losses and increased net favourable prior year reserve development, partially offset by a year-over-year reduction in non-catastrophe underwriting margins related to the current accident year (principally at Advent and Polish Re).

The underwriting results in 2015 included net favourable prior year reserve development of 15.4 combined ratio points ($68.3), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (principally reflecting net favourable emergence on insurance (casualty, property and energy) and reinsurance (property) loss reserves). The underwriting results in 2014 included net favourable prior year reserve development of 13.6 combined ratio points ($53.2), primarily reflecting net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves and net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves).

The underwriting results in 2015 included $4.4 (1.0 combined ratio point) of current period catastrophe losses, principally comprised of attritional catastrophe losses at Advent. The underwriting results in 2014 included $21.5 (5.5 combined ratio points) of current period catastrophe losses, principally attributable to the impact on Advent and Group Re of storms in the U.S. Midwest, Windstorm Ela and Hurricane Odile.

The expense ratio decreased from 17.2% in 2014 to 16.0% in 2015, principally reflecting lower operating expenses at Fairfax Brasil and increased net premiums earned relative to flat operating expenses at Advent. The commission expense ratio increased from 20.9% in 2014 to 21.8% in 2015, primarily reflecting higher commission expense at Advent due to increased writings of insurance business which carry higher commission rates relative to reinsurance business, partially offset by the impact of net premiums earned related to the QBE loss portfolio transfer which did not attract commissions.

Gross premiums written increased by 14.7% in 2015, principally reflecting increases at Polish Re (primarily the impact of the QBE reinsurance transactions, partially offset by lower writings of its property line of business) and Advent (primarily growth in the accident and health line of business), partially offset by decreases at Fairfax Brasil (primarily the unfavourable impact of foreign currency translation). Net premiums written increased by 18.3% in 2015, consistent with the increase in gross premiums written and also reflected an increase in premium retention at Fairfax Brasil and the impact of the QBE reinsurance transaction on written premiums ceded to reinsurers where the majority of the gross premiums written was retained. The increase in net premiums earned of 12.7% in 2015 was lower than the increase in net premiums written due to the impact of the QBE reinsurance transactions (specifically the normal lag in growth of net premiums earned relative to net premiums written).

Net losses on investments in 2015 (as set out in the Investments section of this MD&A) and a nominal decrease in interest and dividend income, partially offset by the improvement in underwriting profitability, produced pre-tax income before interest and other of $4.5 in 2015 compared to pre-tax income before interest and other of $183.5 in 2014.

    Runoff

The Runoff business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company, Clearwater Insurance, Commonwealth Insurance Company of America and American Safety; and the European Runoff group, consisting of RiverStone (UK), Syndicate 3500 and RiverStone Insurance. The Runoff reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone runoff management operation which has 397 employees in the U.S. and the U.K.

On October 30, 2015 U.S. Runoff agreed to reinsure a portfolio of legacy asbestos, pollution and other hazards ("APH") exposures relating to accident years 1986 and prior (the "fourth quarter 2015 APH reinsurance transaction"). U.S. Runoff received a cash premium of $86.5 as consideration for the assumption of $83.4 of net loss reserves.

On July 13, 2015 U.S. Runoff agreed to reinsure a portfolio of Everest comprised of APH exposures relating to accident years 1985 and prior (the "Everest APH reinsurance transaction"). U.S. Runoff received a cash premium of $140.3 as consideration for the assumption of $140.3 of net loss reserves.

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter 2015 APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the second quarter of 2016 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the U.K. at which time the consideration receivable will be fully collected.

On February 18, 2015 U.S. Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA Canada reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years

2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of U.S. Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of net loss reserves. Northbridge subsequently fully retroceded those amounts to U.S. Runoff and received a commission of $1.4 for facilitating the transaction.

In the fourth quarter of 2014 Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Runoff as described in the "Business Developments" section of this MD&A.

On December 4, 2014 RiverStone (UK) agreed to reinsure an Italian medical malpractice runoff portfolio principally comprised of liabilities arising from direct policies issued to hospitals in Italy between 2007 and 2010 (the "medical malpractice reinsurance transaction"). Runoff received a cash premium of $66.5 as consideration for the assumption of $65.5 of net loss reserves.

On October 6, 2014 TIG Insurance sold its wholly-owned inactive subsidiary Valiant Insurance Company and its wholly-owned subsidiary Valiant Specialty Insurance Company ("Valiant Group") to a third party purchaser and recognized a net gain on investment of $6.5. Subsequent to the sale, TIG Insurance continued to reinsure 100% of the gross insurance liabilities of Valiant Group and had entered into an administrative agreement with the purchaser whereby TIG Insurance continued to provide claims handling services in respect of those liabilities.

On August 29, 2014 U.S. Runoff agreed to reinsure a construction defect runoff portfolio of Everest (the "Everest construction defect reinsurance transaction") and received a cash premium of $84.1 as consideration for the assumption of $82.6 of net loss reserves. This construction defect runoff portfolio was principally comprised of direct policies issued to general contractors between 2002 and 2004, primarily in the western U.S. (predominantly California).

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments, and recognized a loss of $2.5.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2015 and 2014.

	2015	2014
Gross premiums written	381.2	163.9

Net premiums written	381.6	179.7

Net premiums earned	381.6	231.6
Losses on claims	(419.2)	(265.9)
Operating expenses	(134.5)	(117.2)
Interest and dividends	98.0	63.0

Operating loss	(74.1)	(88.5)
Net gains (losses) on investments	(138.5)	364.9
Gain on redemption of investment in OdysseyRe(1)	–	406.1
Loss on repurchase of long term debt	–	(3.5)

Pre-tax income (loss) before interest and other	(212.6)	679.0

(1)
Eliminated on consolidation.

Runoff's operating loss decreased from $88.5 in 2014 to $74.1 in 2015 primarily as a result of higher interest and dividends and lower net adverse prior year reserve development, partially offset by higher operating expenses. Net premiums earned of $381.6 and losses on claims of $419.2 in 2015 principally reflected the impacts of the fourth quarter 2015 APH reinsurance transaction, Everest APH reinsurance transaction, the first quarter 2015 APH reinsurance transaction and the AXA Canada reinsurance transaction. Net premiums earned in 2015 also included premium adjustments at RiverStone Insurance ($8.2). Losses on claims in 2015 also reflected net adverse prior year reserve development at Clearwater Insurance ($87.7 principally related to asbestos and environmental exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater) and American Safety ($36.1 principally related to strengthening of environmental remediation contractor and other long tail casualty loss reserves), partially offset by net favourable prior year reserve development at European Runoff ($73.5 across various lines of business).

Net premiums earned of $231.6 and losses on claims of $265.9 in 2014 principally reflected the impacts of the medical malpractice reinsurance transaction and the Everest construction defect reinsurance transaction, the runoff of policies in force on the acquisition date of American Safety ($65.9) and premium adjustments at RiverStone Insurance ($15.0). Losses on claims in 2014 also reflected net adverse prior year reserve development at Clearwater Insurance ($111.2 principally related to strengthening of construction contractors loss reserves assumed from Crum & Forster and asbestos and environmental loss reserves in the legacy portfolio) and TIG Insurance ($55.8 principally related to strengthening of latent loss reserves, partially offset by net favourable development of workers' compensation loss reserves), partially offset by net favourable prior year reserve development at American Safety ($67.4 related to environmental remediation contractor and other long tail casualty loss reserves).

Operating expenses increased from $117.2 in 2014 to $134.5 in 2015, principally as a result of non-recurring operating expenses associated with the fourth quarter 2015 APH reinsurance transaction and an increase in the provision for uncollectible reinsurance at U.S. Runoff in 2015 (compared to a release of a provision for uncollectible reinsurance at European Runoff in 2014).

Interest and dividends increased from $63.0 in 2014 to $98.0 in 2015, primarily reflecting increased share of profit of associates (primarily relating to Runoff's share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in the second quarter of 2015 and increased share of profit of Thai Re) and increased interest income earned on higher yielding fixed income investments owned year-over-year.

Runoff produced a pre-tax loss before interest and other of $212.6 in 2015 compared to pre-tax income before interest and other of $679.0 in 2014 with the year-over-year decrease in profitability reflecting the non-recurrence of the net gain on redemption of Runoff's investment in OdysseyRe recognized in the fourth quarter of 2014 and net losses on investments in 2015 (as set out in the Investments section of this MD&A), partially offset by the lower operating loss year-over-year.

On December 15, 2014 Runoff redeemed $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0 and recorded a loss on repurchase of long term debt of $3.5 in other expenses in the consolidated statement of earnings. During 2015 Fairfax made a capital contribution to Runoff of $26.9 comprised of cash and marketable securities. During 2014 Runoff paid Fairfax a cash dividend of $60.4 and a dividend-in-kind comprised of marketable securities of $74.5 in connection with the OdysseyRe reorganization.

Runoff's cash flows may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Ridley and other(4)	Total
Revenue	782.7	9.7	635.6	355.5	1,783.5
Expenses	(731.2)	(13.3)	(618.3)	(340.3)	(1,703.1)
Interest and dividends	7.5	38.2	–	1.7	47.4

Operating income	59.0	34.6	17.3	16.9	127.8
Net gains on investments	3.4	2.0	1.1	–	6.5

Pre-tax income before interest and other	62.4	36.6	18.4	16.9	134.3

Net earnings	74.6	25.2	3.8	8.3	111.9

	2014
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Ridley and other(4)	Total
Revenue	556.4	–	406.7	592.9	1,556.0
Expenses	(548.4)	–	(383.0)	(557.3)	(1,488.7)
Interest and dividends	7.2	–	–	3.1	10.3

Operating income	15.2	–	23.7	38.7	77.6
Net gains on investments	1.5	–	41.6	–	43.1

Pre-tax income before interest and other	16.7	–	65.3	38.7	120.7

Net earnings	15.4	–	52.1	28.8	96.3

(1)
Comprised primarily of Cara (acquired April 10, 2015), The Keg (acquired February 4, 2014), Praktiker (acquired June 5, 2014),William Ashley and Sporting Life.

(2)
Comprised of Fairfax India (since its initial public offering on January 30, 2015) and its subsidiary NCML (acquired August 19, 2015). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts (consolidated since September 3, 2014). These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Ridley (sold on June 18, 2015) and Pethealth (acquired on November 14, 2014).

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired 100% interests in Kuoni Travel (China) Limited ("Kuoni Hong Kong") and Kuoni Travel (India) Pvt. Ltd. ("Kuoni India") for consideration of $32.3 (250.0 million Hong Kong dollars) and $47.9 (3.2 billion Indian rupees) respectively. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel.

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further 14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7% (increased to 24.8% by September 28, 2015) as that interest is held through a 28.1% equity interest in Fairfax India.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth for cash purchase consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with the marketing of pet medical insurance was allocated to the Crum & Forster and Northbridge reporting segments ($90.9 and $17.3 respectively) since they became Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment.

On September 3, 2014 the company acquired control of Sterling Resorts through its 73.0%-owned Thomas Cook India subsidiary pursuant to the transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015. Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts to fair value as at September 3, 2014, resulting in the recognition of a non-cash gain of $41.2, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker for cash purchase consideration of $28.6 (€21.0). On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0).

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased from $206.3 in 2014 to $219.0 in 2015, reflecting the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the issuance on March 3, 2015 of Cdn$350.0 principal amount of unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Cara, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the impact of the following repayments upon maturity: $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes on May 1, 2015 and $82.4 principal amount of Fairfax 8.25% unsecured senior notes on October 1, 2015.

Consolidated interest expense in 2015 of $219.0 (2014 – $206.3) was primarily attributable to interest expense at the holding company of $178.8 (2014 – $171.4). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	2015	2014
Fairfax corporate overhead	112.1	85.1
Subsidiary holding companies' corporate overhead	35.6	49.4
Subsidiary holding companies' non-cash intangible asset amortization(1)	47.5	31.2
Holding company interest and dividends	11.5	6.3
Investment management and administration fees	(74.2)	(79.1)
Loss on repurchase of long term debt	–	3.6

	132.5	96.5

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead increased from $85.1 in 2014 to $112.1 in 2015, primarily as a result of expenses incurred in connection with the acquisition of Brit ($25.2).

Subsidiary holding companies' corporate overhead decreased from $49.4 in 2014 to $35.6 in 2015, principally reflecting lower restructuring costs and charitable donations, partially offset by expenses incurred in connection with the acquisition of Brit ($10.6). Subsidiary holding companies' non-cash intangible asset amortization increased from $31.2 in 2014 to $47.5 in 2015 principally reflecting amortization related to the acquisitions of Pethealth and Brit.

Holding company interest and dividends included total return swap expense ($28.7 in 2015 and $30.0 in 2014) and share of profit of associates ($6.4 in 2015 and $14.4 in 2014). Prior to giving effect to the impacts of total return swap expense and share of profit of associates, interest and dividend income on holding company cash and investments increased from $9.3 in 2014 to $10.8 in 2015.

Investment management and administration fees decreased from $79.1 in 2014 to $74.2 in 2015, primarily due to lower investment management fees earned on equity investments, partially offset by incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The $17.5 recovery of income taxes in 2015 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and the recognition in 2015 of a significant portion of Cara's deferred tax assets, partially offset by income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate.

The $673.3 provision for income taxes in 2014 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate and also reflected the impact of unrecorded income tax losses and temporary differences, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

For further details of the provision for (recovery of) income taxes in 2015 and 2014, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2015.

    Non-controlling Interests

Non-controlling interests principally relate to Fairfax India, Brit, Cara and Thomas Cook India. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2015 were impacted by the acquisitions of Brit, Union Assurance, MCIS, Cara and NCML, the sale of Ridley, and the Fairfax India offerings. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015 for additional details related to these transactions.

Holding company cash and investments increased to $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015 from $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2015 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $614.8 to $2,546.5 at December 31, 2015 from $1,931.7 at December 31, 2014 primarily reflecting the consolidation of Brit ($605.6) and the impact of increased business volumes at Advent, Crum & Forster and Zenith National, partially offset by the unfavourable impact of foreign currency translation at Northbridge (principally the strengthening of the U.S. dollar relative to the Canadian dollar).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,832.5 at December 31, 2015 ($27,740.2 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2014 of $25,109.2 ($24,980.0 net of subsidiary short sale and derivative obligations). The increase of $2,760.2 primarily reflected the consolidation of Brit's portfolio investments ($3,967.1), the net proceeds received from the Fairfax India offerings and cash provided by operating activities, partially offset by net unrealized depreciation of bonds and common stocks, dividends paid by the operating companies to Fairfax, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and the euro), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,099.9, primarily reflecting the consolidation of Brit's cash and short term investments ($1,348.1), proceeds received on net sales of common stocks, cash inflows related to derivatives (principally equity and equity index total return swaps) and cash flow from operating activities, partially offset by cash used to fund net purchases of bonds and the unfavourable impact of foreign currency translation.

Bonds (including bonds pledged for short sale derivative obligations) increased by $935.9 primarily reflecting the consolidation of Brit's bond portfolio ($1,212.8) and net purchases of bonds from the net proceeds of the Fairfax India offerings, partially offset by net unrealized depreciation of the bond portfolio and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and the euro).

Common stocks increased by $558.2 primarily reflecting the consolidation of Brit's common stock portfolio ($1,242.3) and the mandatory conversion of a preferred stock investment into common shares of the issuer, partially offset by net unrealized depreciation of common stocks and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and the euro).

Investments in associates increased by $315.2 primarily reflecting Fairfax India's acquisition of its 21.9% interest in IIFL Holdings Limited ("IIFL"), Fairfax Asia's purchase of its 35% interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), Brit's purchase of its 50% interest in Ambridge Partners LLC ("Ambridge Partners") and the company's share of profit of associates of $172.9, partially offset by the receipt of dividends and distributions of $202.5 from the non-insurance associates.

Derivatives and other invested assets net of short sale and derivative obligations increased by $110.8 primarily due to increased receivables from counterparties to the company's short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized gains on CPI-linked derivatives, partially offset by net settlements of receivables related to foreign exchange forward contracts and a decrease in holdings of warrants (reflecting the exchange of Cara warrants for Cara common shares in the second quarter of 2015).

Recoverable from reinsurers decreased by $91.2 to $3,890.9 at December 31, 2015 from $3,982.1 at December 31, 2014 primarily reflecting the impact of the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real (principally affecting Northbridge and Fairfax Brasil, respectively), the impacts at Crum & Forster of the commutation of a significant aggregate stop loss reinsurance treaty and a decrease in ceded unearned premium reserve as a result of lower ceded premiums (due to a higher retention of business), Zenith National's commutation of certain ceded reinsurance contracts, a decrease at OdysseyRe due to favourable prior year reserve development ceded to reinsurers and Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity). These decreases were partially offset by the acquisition of Brit ($793.0), Fairfax Asia's acquisitions of MCIS and Union Assurance, and growth in recoverable from reinsurers at Fairfax Brasil consistant with the growth in its business.

Deferred income taxes increased by $3.5 to $463.9 at December 31, 2015 from $460.4 at December 31, 2014 primarily due to the impact of higher net unrealized losses on investments, partially offset by the consolidation of the deferred income tax liabilities of Brit and Cara ($120.3 and $44.0 respectively) and the utilization of net operating loss carryforwards as a result of realized investment gains and underwriting profits in the U.S.

Goodwill and intangible assets increased by $1,656.6 to $3,214.9 at December 31, 2015 from $1,558.3 at December 31, 2014 primarily as a result of the acquisitions of Brit ($746.4), Cara ($846.2) and NCML ($65.3). The aforementioned acquisitions, and the allocation of goodwill of $1,428.2 and intangible assets of $1,786.7 at December 31, 2015 (December 31, 2014 — $1,048.7 and $509.6) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2015 and it was concluded that no impairment had occurred.

Other assets increased by $423.5 to $1,771.1 at December 31, 2015 from $1,347.6 at December 31, 2014 primarily as a result of the acquisitions of Brit ($179.3), Cara ($141.8), and NCML ($93.5), partially offset by the de-consolidation of Ridley ($142.4).

Provision for losses and loss adjustment expenses increased by $2,067.3 to $19,816.4 at December 31, 2015 from $17,749.1 at December 31, 2014 primarily reflecting the acquisitions of Brit ($3,324.1), Union Assurance and MCIS at Fairfax Asia, and the impact of the Everest APH, AXA and first quarter APH reinsurance transactions at Runoff, partially offset by Runoff's continued progress settling its claim liabilities, favourable prior year reserve development (principally at OdysseyRe, Zenith National and Northbridge) and the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge), the euro, the Australian dollar and the British pound sterling (principally at OdysseyRe).

Non-controlling interests increased by $1,513.4 to $1,731.5 at December 31, 2015 from $218.1 at December 31, 2014 principally as a result of Fairfax India's offerings, the sale of 29.9% of Brit to OMERS, the acquisitions of Cara, NCML and Union Assurance and net earnings attributable to non-controlling interests, partially offset by the de-consolidation of Ridley. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

Comparison of 2014 to 2013 – Total assets of $35,999.0 at December 31, 2013 increased to $36,131.2 at December 31, 2014 primarily due to an increase in portfolio investments and the consolidation of Pethealth, The Keg, Sterling Resorts and Praktiker pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015, partially offset by decreases in recoverable from reinsurers and deferred income taxes. Portfolio investments increased from $23,833.3 at December 31, 2013 to $25,109.2 at December 31, 2014, which generally reflected net unrealized appreciation of bonds (principally government bonds and bonds issued by U.S. states and municipalities) and common stocks, and cash provided by operating activities, partially offset by the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar). Recoverable from reinsurers decreased from $4,974.7 at December 31, 2013 to $3,982.1 at December 31, 2014 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7), the impact of more favourable loss experience at OdysseyRe in its U.S. crop insurance business, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and favourable prior year reserve development ceded to reinsurers. Deferred income taxes decreased from $1,015.0 at December 31, 2013 to $460.4 at December 31, 2014 primarily due to the impact of net realized and unrealized investment gains and improved underwriting profitability in the U.S.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	195.5	1,218.2	138.1	9.3	386.8	182.6	271.0	2,401.5	145.9	–	2,547.4
Casualty	1,608.1	3,425.6	3,063.4	1,234.8	2,198.9	267.6	284.6	12,083.0	3,151.1	–	15,234.1
Specialty	42.3	305.3	167.2	8.3	692.4	304.9	188.5	1,708.9	326.0	–	2,034.9

	1,845.9	4,949.1	3,368.7	1,252.4	3,278.1	755.1	744.1	16,193.4	3,623.0	–	19,816.4
Intercompany	6.3	61.3	59.8	–	46.0	1.9	217.9	393.2	685.5	(1,078.7)	–

Provision for losses and LAE	1,852.2	5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	(1,078.7)	19,816.4

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	197.1	1,282.8	132.7	6.8	173.7	323.3	2,116.4	194.1	–	2,310.5
Casualty	2,049.3	3,648.9	3,054.0	1,286.0	251.5	283.9	10,573.6	3,426.4	–	14,000.0
Specialty	51.8	323.5	165.6	4.7	266.1	159.7	971.4	467.2	–	1,438.6

	2,298.2	5,255.2	3,352.3	1,297.5	691.3	766.9	13,661.4	4,087.7	–	17,749.1
Intercompany	1.5	60.1	55.3	(0.1)	–	244.4	361.2	632.7	(993.9)	–

Provision for losses and LAE	2,299.7	5,315.3	3,407.6	1,297.4	691.3	1,011.3	14,022.6	4,720.4	(993.9)	17,749.1

In the ordinary course of carrying on business, the company's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $5.5 billion of cash and investments pledged by the company's subsidiaries at December 31, 2015, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2015, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date. The aggregate net favourable development in 2015 and 2014 were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2015(1)	2014
Insurance and Reinsurance
Northbridge	93.9	110.2
OdysseyRe	233.3	189.1
Zenith National	89.6	72.6
Fairfax Asia	35.5	20.6
Other	68.3	53.2

Operating companies	520.6	445.7
Runoff	(53.1)	(71.3)

Net favourable reserve development	467.5	374.4

(1)
Excludes net favourable development at Brit ($19.7) and Fairfax Asia relating to the acquisitions of MCIS and Union Assurance ($4.0) which were acquired in 2015.

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2015	2014	2013	2012	2011
Provision for claims at January 1 – net	14,378.2	14,981.6	15,075.8	13,711.2	12,794.1
Foreign exchange effect of change in provision for claims	(559.3)	(496.2)	(128.0)	101.0	(122.3)
Provision for claims occurring:
In the current year	4,307.0	4,166.2	4,151.2	4,385.6	4,297.2
In the prior years	(467.5)	(374.4)	(476.0)	(136.1)	(29.8)
Paid on claims during the year related to:
The current year	(1,055.3)	(1,076.7)	(1,050.8)	(946.5)	(1,221.3)
The prior years	(2,688.4)	(2,822.7)	(3,068.7)	(2,964.4)	(2,639.5)
Provision for claims of companies acquired during the year at December 31	2,681.6	0.4	478.1	925.0	632.8

Provision for claims at December 31 before the undernoted	16,596.3	14,378.2	14,981.6	15,075.8	13,711.2
CTR Life(1)	14.2	15.2	17.9	20.6	24.2

Provision for claims at December 31 – net	16,610.5	14,393.4	14,999.5	15,096.4	13,735.4
Reinsurers' share of provision for claims at December 31	3,205.9	3,355.7	4,213.3	4,552.4	3,496.8

Provision for claims at December 31 – gross	19,816.4	17,749.1	19,212.8	19,648.8	17,232.2

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2015 of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and the euro and British pound sterling (principally at OdysseyRe and Runoff). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The tables that follow show the reserve reconciliation and the reserve development of Northbridge, OdysseyRe, U.S. Insurance (comprised of Crum & Forster and Zenith National), Fairfax Asia, Insurance and Reinsurance – Other (comprised of Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff's net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge tables are presented in Canadian dollars and OdysseyRe, U.S. Insurance, Fairfax Asia, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars. The tables that follow exclude the loss reserve development of Brit which was acquired in June 2015. Brit's provision for claims balance at December 31, 2015 is included in the line 'Provision for claims of companies acquired during the year at December 31' in the table above.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

The tables that follow show calendar year claims reserve development; in any year when there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, OdysseyRe and U.S. Insurance show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2005, with the re-estimated amount of each accident year's reserve development shown in subsequent years up to December 31, 2015. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, accident year 2009 represents all claims with a date of loss between January 1, 2009 and December 31, 2009. The initial reserves set up at the end of the accident year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims, plus current estimates of the reserves for claims still open or claims still unreported.

  Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Northbridge

	2015	2014	2013	2012	2011
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	1,982.4	2,016.9	2,077.2	2,030.7	1,994.3

Transfer to U.S. Runoff(1)	–	–	(3.6)	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	754.6	751.7	789.8	756.1	766.8
Foreign exchange effect on claims	20.9	8.6	7.1	(3.0)	3.2
Decrease in provision for prior accident years' claims	(119.9)	(121.7)	(158.6)	(60.8)	(39.2)

Total incurred losses on claims and LAE	655.6	638.6	638.3	692.3	730.8

Payments for losses on claims and LAE
Payments on current accident year's claims	(315.5)	(304.7)	(300.9)	(262.6)	(280.9)
Payments on prior accident years' claims	(371.7)	(368.4)	(394.1)	(383.2)	(413.5)

Total payments for losses on claims and LAE	(687.2)	(673.1)	(695.0)	(645.8)	(694.4)

Provision for claims and LAE at December 31	1,950.8	1,982.4	2,016.9	2,077.2	2,030.7
Exchange rate	0.7199	0.8634	0.9412	1.0043	0.9821

Provision for claims and LAE at December 31 converted to U.S. dollars	1,404.4	1,711.6	1,898.3	2,086.1	1,994.3

(1)
Commonwealth Insurance Company of America was transferred to TIG Insurance, a wholly owned insurance subsidiary of U.S. Runoff effective January 1, 2013.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	(In Cdn$)
Provision for claims including LAE	1,408.6	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2	2,016.9	1,982.4	1,950.8
Cumulative payments as of:
One year later	353.1	376.4	383.0	483.0	472.7	413.5	383.2	397.7	368.4	371.7
Two years later	594.2	619.5	656.0	796.8	759.9	670.7	655.1	633.8	600.8
Three years later	777.3	835.4	887.0	1,027.6	965.9	894.4	844.1	821.4
Four years later	937.7	1,000.9	1,056.8	1,183.1	1,132.6	1,040.9	990.8
Five years later	1,055.5	1,115.1	1,156.2	1,304.8	1,246.4	1,147.6
Six years later	1,129.0	1,181.7	1,229.7	1,383.9	1,327.2
Seven years later	1,170.7	1,230.2	1,286.0	1,438.4
Eight years later	1,198.4	1,268.1	1,318.6
Nine years later	1,224.4	1,291.1
Ten years later	1,240.5
Reserves re-estimated as of:
One year later	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1	1,925.1	1,903.0	1,881.2
Two years later	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4	1,861.7	1,822.3	1,794.6
Three years later	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7	1,810.2	1,776.7	1,728.2
Four years later	1,400.2	1,507.9	1,634.3	1,865.8	1,827.0	1,742.8	1,701.1
Five years later	1,398.4	1,513.5	1,612.1	1,794.1	1,780.7	1,692.0
Six years later	1,403.1	1,495.1	1,563.5	1,779.6	1,754.7
Seven years later	1,383.6	1,464.3	1,568.4	1,771.4
Eight years later	1,365.3	1,483.8	1,578.6
Nine years later	1,394.9	1,500.9
Ten years later	1,416.5
Favourable (unfavourable) development	(7.9)	139.3	117.4	160.4	218.6	302.3	329.6	349.0	222.3	101.2

The net favourable prior year reserve development in 2015 of Cdn$101.2 reflected in the "Northbridge's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of Cdn$119.9 of net favourable reserve development, partially offset by Cdn$18.7 of net unfavourable foreign currency movements related to the translation of U.S. dollar-denominated claims reserves (principally at Northbridge Indemnity and Northbridge Commercial). The net favourable prior year reserve development in 2015 of Cdn$119.9 reflected net favourable emergence on commercial liability, commercial automobile and personal automobile claims reserves, primarily at Northbridge General, specifically in respect of accident years 2008 through 2013. The strengthening of the U.S. dollar relative to the Canadian dollar increased Northbridge's claims reserves in 2015 (expressed in Canadian dollars) by Cdn$18.7 related to prior years' reserves and Cdn$2.2 related to the current year's reserves representing a total increase of Cdn$20.9.

The following table is derived from the "Northbridge's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge's Accident Year Claims Reserve Development

	Accident year
As at December 31	2005 & Prior	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	(In Cdn$)
End of first year	1,408.6	531.6	508.1	640.8	572.4	501.2	487.1	493.3	489.6	447.8	441.4
One year later	1,461.7	499.2	505.1	631.7	547.6	467.9	466.2	446.5	478.4	454.9
Two years later	1,418.1	485.9	501.3	649.1	543.4	469.4	465.0	428.8	464.1
Three years later	1,412.5	463.2	503.5	650.3	534.9	455.9	447.4	410.3
Four years later	1,400.2	462.5	497.1	636.8	515.9	434.8	422.6
Five years later	1,398.4	463.5	493.4	613.7	484.0	410.0
Six years later	1,403.1	464.5	475.5	594.3	466.3
Seven years later	1,383.6	452.1	460.9	575.9
Eight years later	1,365.3	442.0	454.0
Nine years later	1,394.9	437.4
Ten years later	1,416.5
Favourable (unfavourable) development	(0.6)%	17.7%	10.6%	10.1%	18.5%	18.2%	13.2%	16.8%	5.2%	(1.6)%

Accident year 2014 experienced net adverse emergence on property claims reserves from several late reported claims occurring at the end of 2014. Accident years 2012 and 2013 experienced net favourable emergence across most lines of business and operating segments except in the commercial transportation segment. Accident years 2006 through 2011 experienced net favourable emergence across most lines of business and operating segments, while accident years 2005 and prior were impacted by pre-1990 general liability claims reserves.

  OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	4,589.1	4,812.8	4,842.7	4,789.5	4,857.2

Transfer of Clearwater Insurance to U.S. Runoff(1)	–	–	–	–	(484.2)

Incurred losses on claims and LAE
Provision for current accident year's claims	1,421.0	1,473.1	1,524.3	1,566.5	1,863.7
Foreign exchange effect on claims	(141.5)	(186.2)	9.9	20.4	(38.0)
Decrease in provision for prior accident years' claims	(233.3)	(189.1)	(214.7)	(152.0)	(51.4)

Total incurred losses on claims and LAE	1,046.2	1,097.8	1,319.5	1,434.9	1,774.3

Payments for losses on claims and LAE
Payments on current accident year's claims	(277.6)	(311.4)	(283.3)	(249.3)	(439.0)
Payments on prior accident years' claims	(1,038.1)	(1,010.1)	(1,066.1)	(1,132.4)	(918.8)

Total payments for losses on claims and LAE	(1,315.7)	(1,321.5)	(1,349.4)	(1,381.7)	(1,357.8)

Provision for claims and LAE at December 31	4,319.6	4,589.1	4,812.8	4,842.7	4,789.5

(1)
Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe's Calendar Year Claims Reserve Development(1)

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for claims including LAE	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7	4,812.8	4,589.1	4,319.6
Cumulative payments as of:
One year later	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4	1,066.1	1,010.1	1,038.1
Two years later	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7	1,760.2	1,642.9	1,601.7
Three years later	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3	2,482.0	2,152.9	2,040.8
Four years later	2,520.9	2,661.8	2,887.8	2,942.5	2,823.6	2,766.9	2,437.9
Five years later	2,831.1	3,347.6	3,164.1	3,206.4	3,046.0	2,971.7
Six years later	3,463.2	3,572.9	3,360.3	3,376.6	3,194.9
Seven years later	3,653.1	3,721.2	3,488.6	3,486.9
Eight years later	3,769.1	3,817.5	3,566.8
Nine years later	3,842.8	3,868.9
Ten years later	3,879.0
Reserves re-estimated as of:
One year later	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5	4,628.0	4,623.7	4,355.8
Two years later	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6	4,500.3	4,439.1	4,399.4
Three years later	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6	4,674.1	4,357.3	4,262.3
Four years later	4,320.5	4,623.1	4,534.5	4,548.7	4,591.2	4,566.5	4,207.7
Five years later	4,393.0	4,628.3	4,522.9	4,535.0	4,489.4	4,437.3
Six years later	4,406.7	4,630.5	4,516.0	4,460.5	4,398.4
Seven years later	4,426.1	4,627.3	4,464.0	4,404.1
Eight years later	4,434.0	4,577.3	4,426.8
Nine years later	4,395.1	4,548.4
Ten years later	4,376.1
Favourable (unfavourable) development	(510.7)	(145.3)	48.8	156.2	267.9	419.9	581.8	580.4	413.4	233.3
(1)
The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable prior year reserve development of $233.3 in 2015, attributable to decreased loss estimates in its North America ($100.4), London Market ($44.2), EuroAsia ($43.6), U.S. Insurance ($36.4) and Latin America ($8.7) divisions primarily related to net favourable emergence on casualty and property catastrophe claims reserves.

The following table is derived from the "OdysseyRe's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe's Accident Year Claims Reserve Development

	Accident Year
As at December 31	2005 & Prior	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
End of first year	3,865.4	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6	1,251.0	975.5	1,001.9
One year later	4,050.8	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9	1,260.1	1,250.7	966.4
Two years later	4,143.5	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2	1,229.2	1,214.2	1,203.2
Three years later	4,221.3	1,031.1	1,025.8	1,042.8	1,082.1	1,071.1	1,193.8	1,187.0
Four years later	4,320.5	1,017.4	1,017.3	1,041.8	1,080.3	1,065.4	1,173.4
Five years later	4,393.0	1,008.9	1,003.5	1,035.0	1,053.1	1,027.1
Six years later	4,406.7	991.8	999.8	1,012.5	1,018.5
Seven years later	4,426.1	980.6	997.9	993.3
Eight years later	4,434.0	969.4	989.6
Nine years later	4,395.1	959.6
Ten years later	4,376.1
Favourable (unfavourable) development	(13.2)%	15.8%	13.4%	10.6%	10.8%	13.2%	15.4%	11.3%	3.8%	0.9%

Improvements in competitive conditions and the economic environment beginning in 2001 resulted in a continued downward trend on re-estimated reserves for accident years 2006 through 2011. Initial loss estimates for those accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Accident years 2011 through 2014 benefited from net favourable emergence on catastrophe claims reserves. The deterioration in accident year 2005 and prior principally reflected net adverse emergence on casualty claims reserves, and on asbestos and environmental pollution claims reserves for accident years 1986 and prior.

  U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. First Mercury and Zenith National were included in U.S. Insurance beginning in 2011 and 2010 respectively. Between 2010 and 2006, U.S. Insurance consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 subsequent to the transfer of the Fairmont entities to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	3,165.8	3,108.0	3,058.3	2,776.5	2,588.5

Incurred losses on claims and LAE
Provision for current accident year's claims	1,424.7	1,323.0	1,339.3	1,353.0	966.7
Increase (decrease) in provision for prior accident years' claims	(89.6)	(72.6)	(27.7)	52.4	61.8

Total incurred losses on claims and LAE	1,335.1	1,250.4	1,311.6	1,405.4	1,028.5

Payments for losses on claims and LAE
Payments on current accident year's claims	(345.1)	(331.0)	(302.2)	(292.4)	(259.1)
Payments on prior accident years' claims	(535.9)	(861.6)	(891.1)	(831.2)	(750.0)

Total payments for losses on claims and LAE	(881.0)	(1,192.6)	(1,193.3)	(1,123.6)	(1,009.1)

Provision for claims and LAE at December 31 before the undernoted	3,619.9	3,165.8	3,176.6	3,058.3	2,607.9

Transfers to Runoff(1)	–	–	(68.6)	–	(334.5)

Insurance subsidiaries acquired during the year(2)	–	–	–	–	503.1

Provision for claims and LAE at December 31	3,619.9	3,165.8	3,108.0	3,058.3	2,776.5

(1)
U.S. Runoff assumed the liability for Crum & Forster's disconinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(2)
First Mercury was acquired and integrated with Crum & Forster in 2011.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for claims including LAE	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3	3,108.0	3,165.8	3,619.9
Cumulative payments as of:
One year later	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2	954.3	861.6	535.9
Two years later	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0	1,464.6	1,539.4	1,103.4
Three years later	804.7	904.3	971.2	1,670.9	1,492.4	1,840.7	1,864.6	1,602.1
Four years later	1,013.8	1,153.9	1,524.3	1,847.5	1,628.0	2,035.2	1,788.9
Five years later	1,209.9	1,661.7	1,647.2	1,936.6	1,715.3	1,825.6
Six years later	1,693.5	1,746.4	1,706.0	2,007.0	1,466.3
Seven years later	1,759.7	1,777.9	1,760.2	1,739.0
Eight years later	1,773.6	1,818.1	1,480.0
Nine years later	1,807.8	1,525.6
Ten years later	1,508.9
Reserves re-estimated as of:
One year later	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9	3,030.6	3,035.4	3,076.2
Two years later	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6	2,867.9	3,042.3	2,969.8
Three years later	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7	2,645.2	2,894.4	3,010.5
Four years later	1,653.0	1,732.0	1,754.7	2,062.4	1,819.3	2,626.4	2,874.6
Five years later	1,688.5	1,774.6	1,755.5	2,041.5	1,812.0	2,612.7
Six years later	1,737.3	1,777.8	1,735.0	2,036.6	1,821.3
Seven years later	1,738.0	1,747.7	1,737.1	2,046.0
Eight years later	1,707.0	1,749.5	1,745.7
Nine years later	1,707.7	1,756.1
Ten years later	1,714.5
Favourable (unfavourable) development	(103.9)	(69.2)	(76.8)	(7.7)	(31.9)	(24.2)	(98.1)	47.8	138.2	89.6

U.S. Insurance experienced net favourable prior year reserve development of $89.6 in 2015 on workers' compensation claims reserves at Zenith National. There was no net prior year reserve development at Crum & Forster in 2015.

The following table is derived from the "U.S. Insurance Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2005 & Prior	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
End of first year	1,947.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5	1,031.7	992.0	1,079.5
One year later	1,898.9	690.7	706.4	759.4	668.8	746.8	855.1	993.8	947.3	968.0
Two years later	1,862.5	651.8	686.9	742.1	670.7	762.6	879.6	979.1	913.6
Three years later	1,977.6	623.1	674.8	755.3	691.1	783.3	902.6	967.0
Four years later	1,990.2	619.2	676.9	764.4	700.2	783.6	884.6
Five years later	2,025.7	609.0	679.9	764.0	703.2	779.3
Six years later	2,076.7	606.4	688.0	758.3	699.2
Seven years later	2,066.3	606.4	698.1	761.4
Eight years later	2,043.2	609.2	699.1
Nine years later	2,036.3	606.8
Ten years later	2,041.0
Favourable (unfavourable) development	(4.8)%	13.4%	3.4%	(1.7)%	(6.0)%	(4.9)%	(5.6)%	8.8%	11.4%	2.4%

Accident year 2014 experienced net favourable emergence on workers' compensation claims reserves at Zenith National. Accident years 2013 and 2012 experienced net favourable emergence on workers' compensation and general liability claims reserves. Accident years 2008 through 2011 experienced net adverse emergence principally related to unfavourable trends on workers' compensation claims reserves at Crum & Forster and Zenith National and general liability claims reserves at First Mercury. Accident years 2006 and 2007 experienced net favourable emergence on general liability, commercial multi-peril and workers' compensation claims reserves. Accident years 2005 and prior were impacted by the effects of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during 2003 and prior periods and included strengthening of asbestos, environmental and latent claims reserves through December 2011.

  Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	372.6	360.0	318.8	266.0	203.0

Incurred losses on claims and LAE
Provision for current accident year's claims	207.3	221.3	205.7	182.4	144.6
Foreign exchange effect on claims	(24.2)	(15.1)	(10.1)	13.0	(3.1)
Decrease in provision for prior accident years' claims	(35.5)	(20.6)	(16.7)	(16.4)	(17.6)

Total incurred losses on claims and LAE	147.6	185.6	178.9	179.0	123.9

Payments for losses on claims and LAE
Payments on current accident year's claims	(59.7)	(63.1)	(49.4)	(44.1)	(24.5)
Payments on prior accident years' claims	(96.1)	(110.3)	(88.3)	(82.1)	(62.2)

Total payments for losses on claims and LAE	(155.8)	(173.4)	(137.7)	(126.2)	(86.7)

Insurance subsidiaries acquired during the year(1)	31.9	0.4	–	–	25.8

Provision for claims and LAE at December 31	396.3	372.6	360.0	318.8	266.0

(1)
MCIS and Union Assurance in 2015, Fairfax Indonesia in 2014 and Pacific Insurance in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries' reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011
Fairfax Indonesia	2014
Union Assurance	2015
MCIS	2015

Fairfax Asia's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provision for claims including LAE	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8	360.0	372.6	396.3
Cumulative payments as of:
One year later	15.6	26.5	30.9	41.0	44.6	62.2	82.1	88.3	110.3	96.1
Two years later	32.6	45.2	49.8	56.5	65.2	92.4	120.0	135.3	157.7
Three years later	44.6	56.3	55.8	62.8	75.7	106.3	142.9	164.7
Four years later	50.3	58.8	58.0	66.2	80.5	115.7	160.7
Five years later	51.1	59.9	59.1	67.7	83.2	123.0
Six years later	51.5	60.1	59.9	68.5	86.3
Seven years later	51.5	60.4	59.9	68.8
Eight years later	51.6	60.3	59.9
Nine years later	51.6	60.2
Ten years later	51.7
Reserves re-estimated as of:
One year later	79.6	84.5	94.9	106.0	136.3	185.0	260.2	293.8	330.3	318.4
Two years later	72.2	84.1	84.7	100.2	124.5	177.9	240.6	275.5	287.9
Three years later	71.8	75.0	79.5	93.2	118.4	165.8	226.8	248.5
Four years later	64.7	72.2	75.4	89.2	110.1	161.7	212.2
Five years later	63.4	69.4	71.8	83.9	108.0	153.8
Six years later	60.7	67.4	69.3	82.7	104.0
Seven years later	58.6	66.0	68.5	80.5
Eight years later	57.0	65.5	67.4
Nine years later	56.7	65.0
Ten years later	56.3
Favourable (unfavourable) development	18.4	22.6	23.6	32.7	34.7	49.2	53.8	70.3	72.1	54.2

The net favourable prior year reserve development in 2015 of $54.2 reflected in the "Fairfax Asia's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $35.5 of net favourable reserve development and $18.7 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves. The net favourable prior year reserve development in 2015 of $35.5 reflected net favourable emergence on commercial automobile, property and marine hull claims reserves. Principally as a result of the strengthening of the U.S. dollar relative to the Singapore dollar in 2015, Fairfax Asia's claims reserves (expressed in U.S. dollars) decreased by $18.7 related to prior years' reserves and $5.5 related to the current year's reserves representing a total decrease of $24.2.

  Insurance and Reinsurance – Other

The following table shows for Insurance and Reinsurance – Other the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	877.1	966.6	1,046.5	1,057.3	1,024.4

Transfer to Runoff(1)	–	–	–	(61.8)	–

Incurred losses on claims and LAE
Provision for current accident year's claims	297.0	276.0	297.6	392.0	578.0
Foreign exchange effect on claims	(72.5)	(58.7)	(20.8)	22.3	(25.6)
Decrease in provision for prior accident years' claims	(68.3)	(53.2)	(26.9)	(0.6)	(39.7)

Total incurred losses on claims and LAE	156.2	164.1	249.9	413.7	512.7

Payments for losses on claims and LAE
Payments on current accident year's claims	(63.1)	(49.1)	(67.5)	(101.0)	(201.0)
Payments on prior accident years' claims	(174.8)	(204.5)	(262.3)	(261.7)	(278.8)

Total payments for losses on claims and LAE	(237.9)	(253.6)	(329.8)	(362.7)	(479.8)

Insurance subsidiaries acquired during the year(2)	1.5	–	–	–	–

Provision for claims and LAE at December 31 excluding CTR Life	796.9	877.1	966.6	1,046.5	1,057.3
CTR Life(3)	14.2	15.2	17.9	20.6	24.2

Provision for claims and LAE at December 31	811.1	892.3	984.5	1,067.1	1,081.5

(1)
Runoff assumed liability for the claims reserves of Advent's Syndicate 3330 effective January 1, 2012.

(2)
Colonnade Ukraine was acquired during the fourth quarter of 2015.

(3)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2005, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Provisions for claims including LAE	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5	966.6	877.1	796.9
Cumulative payments as of:
One year later	40.3	85.9	93.0	197.7	240.5	278.8	261.7	262.3	204.5	174.8
Two years later	104.3	151.9	160.5	262.5	421.8	395.6	437.9	403.6	322.6
Three years later	160.5	209.4	238.7	401.0	503.7	507.4	535.8	481.3
Four years later	206.6	267.3	304.3	461.2	578.5	570.1	595.0
Five years later	252.7	318.0	331.0	517.7	624.9	609.7
Six years later	290.5	334.3	362.5	546.1	650.3
Seven years later	301.4	358.2	377.7	560.6
Eight years later	315.6	369.6	387.7
Nine years later	324.3	376.9
Ten years later	330.2
Reserves re-estimated as of:
One year later	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9	996.6	866.8	745.8
Two years later	361.9	375.8	454.1	833.0	939.8	993.1	986.9	915.5	772.8
Three years later	322.9	436.9	484.2	787.6	959.0	966.9	941.9	848.4
Four years later	377.6	458.0	477.6	801.9	946.5	929.8	886.0
Five years later	393.3	452.5	492.8	785.9	915.0	891.1
Six years later	387.1	465.1	473.3	759.5	882.8
Seven years later	392.3	451.4	466.4	736.5
Eight years later	383.1	448.2	453.3
Nine years later	383.8	436.7
Ten years later	375.8
Favourable (unfavourable) development	(60.2)	(63.2)	3.2	5.5	121.3	133.3	109.5	198.1	193.8	131.3
(1)
The table above has been restated to reflect the transfer of nSpire Re's Group Re business to Runoff effective January 1, 2008.

The net favourable prior year reserve development in 2015 of $131.3 reflected in the "Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $68.3 of net favourable reserve development and $63.0 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves (principally the translation of the Canadian dollar-denominated claims reserves of Group Re). The net favourable prior year reserve development in 2015 of $68.3 was principally comprised of net favourable emergence at Group Re (primarily related to prior years' catastrophe loss reserves and the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (primarily reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves). The claims reserves of Insurance and Reinsurance – Other (expressed in U.S. dollars) decreased by $72.5 (principally as a result of the strengthening of the U.S. dollar relative to the Canadian dollar in 2015) and was comprised of $63.0 related to prior years' reserves and $9.5 related to the current year's reserves.

  Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2011 through 2015. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Runoff

	2015	2014	2013	2012	2011
Provision for claims and LAE at January 1	3,693.8	3,843.9	3,744.6	2,860.6	2,095.0

Transfers to Runoff at January 1(1)	–	–	3.6	61.8	484.2

Incurred losses on claims and LAE
Provision for current accident year's claims	366.1	192.1	17.4	133.8	8.8
Foreign exchange effect on claims	(62.9)	(75.5)	7.3	3.3	(9.3)
Increase (decrease) in provision for prior accident years' claims	53.1	71.3	(36.0)	41.3	56.7

Total incurred losses on claims and LAE	356.3	187.9	(11.3)	178.4	56.2

Payments for losses on claims and LAE
Payments on current accident year's claims	(26.1)	(35.4)	(61.5)	(7.4)	(1.8)
Payments on prior accident years' claims	(552.4)	(302.6)	(378.2)	(273.8)	(211.4)

Total payments for losses on claims and LAE	(578.5)	(338.0)	(439.7)	(281.2)	(213.2)

Provision for claims and LAE at December 31 before the undernoted	3,471.6	3,693.8	3,297.2	2,819.6	2,422.2

Transferred from Crum & Forster at December 31(2)	–	–	68.6	–	334.5

Runoff subsidiaries acquired during the year(3)	2.5	–	478.1	925.0	103.9

Provision for claims and LAE at December 31	3,474.1	3,693.8	3,843.9	3,744.6	2,860.6

(1)
Transfer to Runoff of Northbridge's Commonwealth Insurance Company of America business in 2013, Advent's Syndicate 3330 in 2012 and OdysseyRe's Clearwater Insurance business in 2011.

(2)
Runoff assumed liability for Crum & Forster's discontinued New York construction contractors' business in 2013 and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(3)
Comprised of two Canadian branches of AXA (which were already in runoff) in 2015, American Safety and Eagle Star in 2013, RiverStone Insurance and Syndicates 535 and 1204 in 2012 and Syndicate 376 in 2011.

Runoff experienced net adverse development of prior years' reserves in 2015 of $53.1, primarily reflecting net adverse prior year reserve development at Clearwater Insurance ($87.7 principally related to asbestos and environmental exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater) and American Safety ($36.1 principally related to strengthening of environmental remediation contractor and other long tail casualty loss reserves), partially offset by net favourable prior year reserve development at European Runoff ($73.5 across various lines of business). The provision for current accident year's claims increased from $192.1 in 2014 to $366.1 in 2015, principally reflecting the impacts of the fourth quarter 2015 APH reinsurance transaction, Everest APH reinsurance transaction, the first quarter 2015 APH reinsurance transaction and the AXA Canada reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff).

    Asbestos and Pollution

  General A&E Discussion

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively "A&E") claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent legal doctrines that continue to emerge.

In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") was a significant potential health hazard, but the company has resolved the latest MBTE exposures and the remaining exposures appear to be minimal at this time. Although still a risk due to occasional unfavourable court decisions, lead pigment has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company is monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Establishing claim and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability and disputes concerning medical causation with respect to certain diseases.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster's liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax's exposure to A&E losses are now under the management of Runoff. Following is an analysis of the company's gross and net loss and ALAE reserves from A&E exposures as at December 31, 2015 and 2014, and the movement in gross and net reserves for those years:

	2015		2014
	Gross	Net	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,394.3	1,016.4	1,528.2	1,146.3
A&E losses and ALAE incurred during the year	199.2	131.0	65.1	7.2
A&E losses and ALAE paid during the year	(238.8)	(160.6)	(199.0)	(137.1)
Provision for A&E claims and ALAE assumed during the year at December 31(1)	223.2	215.6	–	–

Provision for A&E claims and ALAE at December 31	1,577.9	1,202.4	1,394.3	1,016.4

(1)
U.S. Runoff's reinsurance of third party A&E runoff portfolios.

  Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While there has been a noted increase in the settlement value of asbestos cases involving malignancies, the increases have not been exponential. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. Expense has increased due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2015 and 2014, and the movement in gross and net reserves for those years:

	2015		2014
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,224.3	896.7	1,353.1	981.8
Asbestos losses and ALAE incurred during the year	159.2	87.2	49.3	36.4
Asbestos losses and ALAE paid during the year	(200.5)	(130.6)	(178.1)	(121.5)
Provisions for asbestos claims and ALAE assumed during the year at December 31(1)	198.0	190.5	–	–

Provision for asbestos claims and ALAE at December 31	1,381.0	1,043.8	1,224.3	896.7

(1)
U.S. Runoff's reinsurance of third party A&E runoff portfolios.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's, Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2015 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these uncertainties are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by continuing changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

  Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company's insureds.

Following is an analysis of the company's gross and net loss and ALAE reserves from pollution exposures as at December 31, 2015 and 2014, and the movement in gross and net reserves for those years:

	2015		2014
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	170.0	119.7	175.1	164.5
Pollution losses and ALAE incurred during the year	40.0	43.8	15.8	(29.2)
Pollution losses and ALAE paid during the year	(38.3)	(30.0)	(20.9)	(15.6)
Provisions for pollution claims and ALAE assumed during the year at December 31(1)	25.2	25.1	–	–

Provision for pollution claims and ALAE at December 31	196.9	158.6	170.0	119.7

(1)
U.S. Runoff's reinsurance of third party A&E runoff portfolios.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company's subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry "best practice" for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

  Summary

Management believes that the A&E reserves reported at December 31, 2015 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

    Recoverable from Reinsurers

Fairfax's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Fairfax strives to minimize the credit risk associated with reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers of $3,890.9 on the consolidated balance sheet at December 31, 2015 consisted of future recoverables from reinsurers on unpaid claims ($3,259.8), reinsurance receivable on paid losses ($419.4) and the unearned portion of premiums ceded to reinsurers ($398.7), net of provision for uncollectible balances ($187.0). Recoverables from reinsurers on unpaid claims decreased by $150.2 to $3,259.8 at December 31, 2015 from $3,410.0 at December 31, 2014 primarily due to Crum and Forster's commutation of a significant aggregate stop loss treaty ($334.0), Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity), the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real (principally affecting Northbridge and Fairfax Brasil, respectively) and favourable prior year reserve development ceded to reinsurers. These decreases were partially offset by the acquisition of Brit ($619.4), Fairfax Asia's acquisitions of MCIS and Union Assurance and the growth in recoverables at Fairfax Brasil.

The following table presents Fairfax's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2015. These 25 reinsurance groups represented 70.8% (December 31, 2014 – 71.7%) of Fairfax's total recoverable from reinsurers at December 31, 2015.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Munich	Munich Reinsurance Company	A+	468.1	401.8
Lloyd's	Lloyd's	A	325.6	303.0
Berkshire Hathaway	General Reinsurance Corporation	A++	208.8	179.7
Swiss Re	Swiss Reinsurance America Corporation	A+	198.8	182.9
Ace	Ace Tempest Reinsurance Ltd.	A++	153.0	95.8
HDI	Hannover Rück SE	A+	150.4	131.4
Everest	Everest Reinsurance (Bermuda), Ltd.	A+	145.2	124.4
Alleghany	Transatlantic Reinsurance Company	A	120.9	117.7
Markel	Markel Global Reinsurance Company	A	119.8	115.5
SCOR	SCOR Global P&C SE	A	103.7	95.8
Enstar	Arden Reinsurance Company Ltd.	NR	90.6	38.0
India Govt	General Insurance Corporation of India	A-	86.5	31.0
Renaissance	Renaissance Reinsurance US Inc.	A	75.3	62.8
QBE	QBE Reinsurance Corporation	A	75.0	71.0
Nationwide	Nationwide Mutual Insurance Company	A+	67.9	67.8
Aspen	Aspen Insurance UK Limited	A	64.4	62.8
AIG	Lexington Insurance Company	A	63.6	55.1
ARAG Holding	ARAG Allgemeine Versicherungs-AG	NR	58.2	56.3
Liberty Mutual	Liberty Mutual Insurance Company	A	51.9	50.5
Singapore Re	Singapore Reinsurance Corporation Limited	A-	48.8	26.4
IRB	IRB – Brasil Resseguros S.A.	A-	45.1	39.1
XL	XL Re Ltd.	A	43.8	33.6
WR Berkley	Berkley Insurance Company	A+	43.6	41.5
PartnerRe	Partner Reinsurance Company of the U.S.	A	41.5	37.7
Travelers	The Travelers Indemnity Company	A++	38.6	38.2

Sub-total			2,889.1	2,459.8
Other reinsurers			1,188.8	832.9

Total recoverable from reinsurers			4,077.9	3,292.7
Provision for uncollectible reinsurance			(187.0)	(187.0)

Recoverable from reinsurers			3,890.9	3,105.7

(1)
Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)
Before specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

The following table presents the classification of the $3,890.9 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2015. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

    Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	422.2	99.7	322.5
A+	1,325.5	163.3	1,162.2
A	1,294.8	105.3	1,189.5
A-	347.7	162.4	185.3
B++	16.9	3.7	13.2
B+	5.9	5.2	0.7
B or lower	17.8	13.6	4.2
Not rated	556.8	163.6	393.2
Pools and associations	90.3	68.4	21.9

	4,077.9	785.2	3,292.7
Provision for uncollectible reinsurance	(187.0)		(187.0)

Recoverable from reinsurers	3,890.9		3,105.7

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $785.2 as at December 31, 2015 as follows:

  •
  for reinsurers rated A – or better, Fairfax had security of $530.7 against outstanding reinsurance recoverable of $3,390.2;

  •
  for reinsurers rated B++ or lower, Fairfax had security of $22.5 against outstanding reinsurance recoverable of $40.6;

  •
  for unrated reinsurers, Fairfax had security of $163.6 against outstanding reinsurance recoverable of $556.8; and

  •
  for pools and associations, Fairfax had security of $68.4 against outstanding reinsurance recoverable of $90.3.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $187.0 provision for uncollectible reinsurance related to the $411.3 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, at December 31, 2015 approximately 22.6% (December 31, 2014 – 25.8%) of the consolidated recoverable from reinsurers related to runoff operations.

    Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	314.9	94.8	220.1	107.3	4.9	102.4
A+	987.6	126.6	861.0	337.9	36.7	301.2
A	1,090.4	84.1	1,006.3	204.4	21.2	183.2
A-	298.5	120.2	178.3	49.2	42.2	7.0
B++	13.6	2.4	11.2	3.3	1.3	2.0
B+	4.3	4.0	0.3	1.6	1.2	0.4
B or lower	13.8	13.5	0.3	4.0	0.1	3.9
Not rated	247.7	91.5	156.2	309.1	72.1	237.0
Pools and associations	78.8	68.4	10.4	11.5	–	11.5

	3,049.6	605.5	2,444.1	1,028.3	179.7	848.6
Provision for uncollectible reinsurance	(36.7)		(36.7)	(150.3)		(150.3)

Recoverable from reinsurers	3,012.9		2,407.4	878.0		698.3

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all incurred losses arising from uncollectible reinsurance at December 31, 2015.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $237.9 (2014 – $237.0). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $266.7 (2014 – $261.0); losses on claims ceded to reinsurers of $711.9 (2014 – $626.9); and provision for uncollectible reinsurance of $5.8 (2014 – recovery of uncollectible reinsurance of $19.6).

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge(1)	OdysseyRe	Crum & Forster	Zenith National	Brit(2)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	171.8	321.1	292.0	12.1	182.7	328.5	121.2	1,429.4	(0.4)	–	–	(218.3)	1,210.7
Pre-tax benefit (cost) of ceded reinsurance	(119.7)	(38.5)	60.5	(32.1)	(76.6)	(97.2)	(1.2)	(304.8)	21.3	–	–	45.6	(237.9)
(1)
Reinsurers' share of premiums earned and pre-tax cost of reinsurance at Northbridge included $56.6 and $3.3 respectively, of intercompany reinsurance ceded to Runoff to facilitate the AXA reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff).

(2)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Year ended December 31, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and other	Inter- company	Consolidated
Reinsurers' share of premiums earned	142.5	338.3	343.1	11.5	–	277.4	113.6	1,226.4	6.0	–	–	(90.4)	1,142.0
Pre-tax benefit (cost) of ceded reinsurance	(141.0)	(95.4)	(6.8)	(20.9)	–	6.5	(22.9)	(280.5)	90.4	–	–	(46.9)	(237.0)
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Reinsurers' share of premiums earned increased from $1,142.0 in 2014 to $1,210.7 in 2015 primarily reflecting premiums ceded to reinsurers by companies acquired in 2015 (Brit and the Fairfax Asia acquisitions of MCIS and Union Assurance), partially offset by decreases at Crum & Forster (primarily as a result of lower ceded premiums due to higher business retention) and OdysseyRe (due to decreased writings of reinsurance business and restructuring of certain reinsurance programs). Commissions earned on reinsurers' share of premiums earned increased from $261.0 in 2014 to $266.7 in 2015 primarily reflecting the commission earned at Brit. Reinsurers' share of losses on claims increased from $626.9 in 2014 to $711.9 in 2015 primarily reflecting losses ceded to reinsurers by companies acquired in 2015 (principally Brit) and increases at OdysseyRe (primarily reflecting lower favourable prior year reserve development ceded to reinsurers related to its U.S. crop insurance business), partially offset by decreases at First Capital (consistent with the decrease in its gross losses on claims) and Runoff (primarily reflecting lower adverse development ceded to reinsurers by Clearwater in 2015 compared to 2014). Principally at Runoff, the company recorded net provisions for uncollectible reinsurance of $5.8 in 2015 compared to net recoveries of $19.6 in 2014.

The use of reinsurance increased cash provided by operating activities by approximately $111 in 2015 (2014 – $625). The decrease year-over-year is primarily due to a decrease in collection of ceded losses ($992.6 in 2015 excluding the impact of the non-cash commutation at Crum and Forster of $334.0 compared to $1,507.6 in 2014).

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax, its insurance and reinsurance subsidiaries and Fairfax India. Hamblin Watsa follows a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital. Hamblin Watsa looks for investments with a margin of safety which are sought out by conducting thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to maintain a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by management of Hamblin Watsa. Fairfax's Board of Directors, its insurance and reinsurance subsidiaries and Fairfax India are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
(1)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in funds that comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are measured at net asset value, which represents the fair value of the underlying securities. Although these funds are classified as common stocks on the consolidated balance sheet, the company excludes funds that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(3)
Includes the company's equity-accounted investments in associates Grivalia Properties and the KWF LPs.

(4)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Investments per share increased by $69.32 from $1,236.90 at December 31, 2014 to $1,306.22 at December 31, 2015, primarily due to the consolidation of Brit's investment portfolio, the net proceeds received from the Fairfax India offerings and cash provided by operating activities, partially offset by net unrealized depreciation of bonds and common stocks, and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and euro). Since 1985, investments per share have compounded at a rate of 20.5% per year.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $17.2 in 2015 (2014 – $23.7) prior to giving effect to total return swap expense of $28.7 (2014 – $30.0). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount(3)	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
(1)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Tax effected at the company's Canadian statutory income tax rate.

Consolidated interest and dividend income increased from $403.8 in 2014 to $512.2 in 2015 reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds year-over-year and the impact of consolidating Fairfax India and Brit's portfolio investments. Total return swap expense increased from $156.3 in 2014 to $160.5 in 2015, primarily reflecting an increase in the dividend rate on the iShares Russell 2000 Index (the reference security underlying a significant proportion of the company's short total return swaps).

The company's pre-tax interest and dividend income yield increased from 1.58% in 2014 to 1.86% in 2015 and the company's after-tax interest and dividend yield increased from 1.16% in 2014 to 1.36% in 2015. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2015 of $688.5 (2014 – $579.6) produced a pre-tax gross portfolio yield of 2.49% (2014 – 2.27%), with the factors which contributed to the increased yield described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represent funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2015 funds withheld payable to reinsurers shown on the consolidated balance sheet of $322.8 (December 31, 2014 – $461.5) principally related to Brit of $206.1 (December 31, 2014 – nil), Crum & Forster of $20.3 (December 31, 2014 – $338.9, with the decrease from 2014 principally reflecting the significant commutation described in more detail in the Components of Net Earnings section of this MD&A under the heading Crum & Forster) and First Capital of $63.1 (December 31, 2014 – $62.5). The company's consolidated interest and dividend income in 2015 is shown net of interest expense which accrued to reinsurers on funds withheld of $15.8 (2014 – $19.5).

The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividend income for 2015 is shown net of total return swap expense of $160.5 (2014 – $156.3).

Share of profit of associates increased from $105.7 in 2014 to $172.9 in 2015, primarily reflecting the company's share of profit from its investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in the second quarter of 2015) and Thai Re (Thai Re recognized a gain on the partial disposition of its life insurance subsidiary in the second quarter of 2015), partially offset by lower share of profit of ICICI Lombard.

Upon initial application of the equity method of accounting to its investment in Resolute, Fairfax was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period where Resolute adjusts the carrying value of those particular assets and liabilities. As a result, in any such period Fairfax's share of profit (loss) of Resolute will differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage of Resolute to Resolute's reported net earnings (loss).

    Net Gains (Losses) on Investments

Net losses on investments of $259.2 in 2015 (2014 – net gains on investments of $1,736.2) were comprised as shown in the following table:

	2015			2014
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	262.5	(933.0)	(670.5)	483.5		(216.6)	266.9
Preferred stocks – convertible	118.4 (1)	(140.9) (1)	(22.5)	(161.5)	(1)	47.2	(114.3)
Bonds – convertible	0.6	(119.8)	(119.2)	36.7		166.7	203.4
Gain on disposition of subsidiary and associates(2)	235.5	–	235.5	53.6		–	53.6
Other equity derivatives(3)(4)	201.8 (5)	(50.1) (5)	151.7	184.6		(52.3)	132.3

Equity and equity-related holdings	818.8	(1,243.8)	(425.0)	596.9		(55.0)	541.9
Equity hedges(4)	126.7	375.1	501.8	13.0		(207.5)	(194.5)

Equity and equity-related holdings after equity hedges	945.5	(868.7)	76.8	609.9		(262.5)	347.4
Bonds	26.8	(495.5)	(468.7)	103.0		1,134.2	1,237.2
Common stocks – Other funds(6)	(6.8)	(15.7)	(22.5)	–		–	–
Preferred stocks	12.2	(0.9)	11.3	(0.3)		(27.2)	(27.5)
CPI-linked derivatives	–	35.7	35.7	–		17.7	17.7
Other derivatives	6.1	(8.7)	(2.6)	12.5		(2.3)	10.2
Foreign currency	192.9	(80.4)	112.5	59.0		44.4	103.4
Other	(0.3)	(1.4)	(1.7)	6.5		41.3 (7)	47.8

Net gains (losses) on investments	1,176.4	(1,435.6)	(259.2)	790.6		945.6	1,736.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	(3.3)	(55.4)	(58.7)	79.6		451.7	531.3
U.S. states and municipalities	24.9	(238.1)	(213.2)	18.5		666.2	684.7
Corporate and other	5.2	(202.0)	(196.8)	4.9		16.3	21.2

	26.8	(495.5)	(468.7)	103.0		1,134.2	1,237.2

(1)
During 2015 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains. During 2014 a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5.

(2)
The gain on disposition of subsidiary of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley. The gain on disposition of associates of $53.6 in 2014 reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs.

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1 (inclusive of prior period unrealized gains of $20.6 that were reclassified to net realized gains).

(6)
Other funds comprise a significant proportion of Brit's investment portfolio and are invested principally in fixed income securities.

(7)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

Equity and equity related holdings after equity hedges:    The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options. At December 31, 2015 equity hedges with a notional amount of $5,894.8 (December 31, 2014 – $6,856.9) represented 88.1% (December 31, 2014 – 89.6%) of the company's equity and equity-related holdings of $6,687.4 (December 31, 2014 – $7,651.7). The modest decrease in the hedge ratio principally resulted from closing out short positions in certain individual equities and equity index total return swaps, partially offset by unrealized depreciation of equity and equity-related holdings due to significant market declines and the impact of the strengthening of the U.S. dollar on holdings denominated in the euro and Canadian dollar during 2015. Subsequent to December 31, 2015 the company added approximately $952.6 notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100% based on the fair value of its equity and equity-related holdings at December 31, 2015. During 2015 the company's equity and equity-related holdings after equity hedges produced net gains of $76.8 (2014 – $347.4).

During 2015 the company paid a premium of $20.3 to purchase American style put options on the S&P 500 index with a notional amount of $382.5, a weighted average strike price of 1,695.15 and an expiry date of December 30, 2016. As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.

Bonds:    Net losses on bonds of $468.7 in 2015 were primarily comprised of net losses on U.S. state and municipal bonds ($213.2), U.S. treasury bonds ($119.2) and corporate and other bonds ($196.8). The net losses on corporate and other bonds was primarily due to the widening of the credit spread on one particular issuer.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Details of these contracts are presented in the tables below. During 2015 the company purchased $2,907.3 (2014 – $35,954.2) notional amount of CPI-linked derivative contracts at a cost of $14.6 (2014 – $120.6) and paid additional premiums of $4.8 (2014 – nil) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized gains of $35.7 in 2015 (2014 – $17.7).

Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2015 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

	December 31, 2015
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Net unrealized gain (loss)
United States	0.0%	6.6	46,225.0	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	42,338.4	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	4,863.9	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,421.8	20.7	60.5	13.3	38.9	(7.4)

		6.6	109,449.1	655.8		272.6		(383.2)

	December 31, 2014
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Net unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)

		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% have a constant strike price and provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount.

Net gains (losses) on investments by reporting segment: Net gains (losses) on investments by reporting segment for 2015 and 2014 were comprised as shown in the following tables:

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings(2)	(45.5)	(285.4)	(101.6)	(59.3)	15.4	(23.7)	(79.0)	(579.1)	(125.9)	3.4	276.6	(425.0)
Equity hedges	113.6	162.0	63.0	26.5	(7.2)	–	17.6	375.5	67.4	–	58.9	501.8
Bonds	(22.9)	(180.8)	(64.4)	(30.1)	(42.3)	(7.8)	(37.9)	(386.2)	(78.8)	(2.9)	(0.8)	(468.7)
Common stocks – Other funds	–	–	–	–	(20.7)	–	–	(20.7)	–	(1.8)	–	(22.5)
Preferred stocks	0.5	2.2	1.1	–	–	(0.3)	(0.5)	3.0	0.2	–	8.1	11.3
CPI-linked derivatives	(0.8)	12.2	4.5	2.5	1.6	–	11.6	31.6	(1.4)	–	5.5	35.7
Foreign currency	92.4	22.2	(8.4)	1.4	(21.9)	7.1	19.8	112.6	0.2	6.7	(7.0)	112.5
Other	(5.4)	0.4	0.2	0.2	(0.2)	0.2	–	(4.6)	(0.2)	1.1	(0.6)	(4.3)

Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	(259.2)

Year ended December 31, 2014

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	119.2	146.1	107.2	17.9	–	(26.6)	71.5	435.3	74.2	1.5	30.9	541.9
Equity hedges	(37.5)	(30.4)	(15.0)	(14.8)	–	–	(6.1)	(103.8)	(24.6)	–	(66.1)	(194.5)
Bonds	66.9	494.2	230.4	93.4	–	2.2	45.5	932.6	294.4	0.6	9.6	1,237.2
Preferred stocks	(4.2)	(0.5)	(0.4)	–	–	0.3	(22.2)	(27.0)	–	–	(0.5)	(27.5)
CPI-linked derivatives	(2.6)	(9.8)	(3.3)	2.9	–	–	29.6	16.8	(3.8)	–	4.7	17.7
Foreign currency	74.7	(10.9)	3.1	8.3	–	5.3	17.4	97.9	17.4	(0.2)	(11.7)	103.4
Other	(3.4)	(9.4)	(0.7)	(0.9)	–	(0.5)	0.1	(14.8)	7.3	41.2	24.3	58.0

Net gains (losses) on investments	213.1	579.3	321.3	106.8	–	(19.3)	135.8	1,337.0	364.9	43.1	(8.8)	1,736.2

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Includes net realized gains on disposition of the company's investment in Ridley of $106.3 and $130.1 at Northbridge and Corporate and Other respectively.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2015 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates	Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (6)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7

Cumulative from inception		9,890.8	3,887.8			6,429.8				8.6 (7)

(1)
IFRS basis for 2010 to 2015; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Excludes net gains (losses) recognized on the company's underwriting activities related to foreign currency since 2008.

(4)
Excludes the $40.1 gain on the company's secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par during 2004.

(5)
Excludes the $69.7 gain on the company's secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions of the OdysseyRe convertible senior debenture during 2006.

(6)
Net gains on investments in 2009 excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company's consolidated subsidiaries.

(7)
Simple average of the total return on average investments for each of the 30 years.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $11,376.3 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2015, total return on average investments has averaged 8.6%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2015, 86.7% (December 31, 2014 – 89.5%) of the fixed income portfolio carrying value was rated investment grade or better, with 71.8% (December 31, 2014 – 73.0%) being rated AA or better (primarily consisting of government obligations).

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2015 for a discussion of the company's exposure to the credit risk of individual issuers, sovereign and U.S. state and municipal governments.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $747.8 and $1,380.2 respectively.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

    Common Stocks

The company owns significant investments in equity and equity-related holdings, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.

In the company's consolidated financial statements for the year ended December 31, 2015, refer to note 7 (Short Sales and Derivatives) under the heading Equity Contracts for a tabular analysis of the equity hedging instruments used by the company and to note 24 (Financial Risk Management) under the heading Market Price Fluctuations for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

The company's holdings of common stocks and long equity total return swaps at December 31, 2015 and 2014 are summarized by the issuer's primary industry in the table below.

	December 31, 2015(1)	December 31, 2014
Financials and investment funds	3,312.8	3,408.7
Commercial and industrial	670.3	1,044.5
Consumer products and other	638.6	663.0

	4,621.7	5,116.2

(1)
Excludes investment funds classified within common stocks that comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are therefore excluded by the company when measuring its equity and equity-related exposure.

The company's holdings of common stocks and long equity total return swaps at December 31, 2015 and 2014 are summarized by the issuer's country of domicile in the table below.

	December 31, 2015(1)	December 31, 2014
United States	1,130.9	1,113.4
Canada	793.0	958.9
Greece	444.7	341.2
Egypt	402.0	456.6
Ireland	300.7	700.6
Netherlands	234.4	242.4
India	177.7	281.1
China	198.1	193.1
Kuwait	80.7	101.2
United Kingdom	62.1	143.5
Singapore	59.7	51.3
Hong Kong	54.9	6.1
Germany	41.7	–
All other	641.1	526.8

	4,621.7	5,116.2

(1)
Excludes investment funds classified within common stocks that comprise a significant proportion of Brit's investment portfolio. These funds are invested principally in fixed income securities and are therefore excluded by the company when measuring its equity and equity-related exposure.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then current fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to derivative counterparty risk at December 31, 2015 is estimated to be $314.4 (December 31, 2014 – $432.7).

Refer to note 24 (Financial Risk Management) under the heading Credit Risk – Counterparties to Derivative Contracts in the company's consolidated financial statements for the year ended December 31, 2015 for a discussion and a tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Fairfax's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 7.9% in 2015 to $12,634.9, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2011	(754.4)	11,315.1	6.7%	3.3%
2012	6.1	11,906.0	(0.1)%	2.4%
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
Weighted average since inception			0.8%	4.0%
Fairfax weighted average net benefit of float since inception: 3.2%
(1)
IFRS basis for 2010 to 2015; Canadian GAAP basis for 2009 and prior.

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance and Reinsurance
Year	Northbridge(1)	OdysseyRe(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Fairfax Asia(6)	Other(7)	Ongoing operations	Runoff(8)	Total
2011	2,223.1	4,733.4	2,146.7	1,061.0	–	387.0	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	4,905.9	2,354.9	1,154.2	–	470.7	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	4,673.5	2,338.7	1,202.3	–	519.3	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	570.7	792.5	13,704.0	3,367.6	17,071.6

During 2015 the company's aggregate float increased by $2,006.6 to $17,071.6.

(1)
Northbridge's float decreased by 14.9% primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar. In Canadian dollar terms, Northbridge's float increased by 2.5% (at no cost) primarily due to net favourable reserve development.

(2)
OdysseyRe's float decreased by 7.1% primarily due to lower loss reserves, partially offset by lower reinsurance recoverables, principally due to net favourable prior year reserve development. The decrease in float also reflected a decrease in provision for unearned premiums, partially offset by lower deferred acquisition costs, principally reflecting the impact of lower premium volume due to the competitive market environment.

(3)
Crum & Forster's float increased by 1.2% (at no cost) primarily due to an increase in provision for unearned premiums and decreased reinsurance recoverables, principally reflecting the impacts of growth in premium volumes and higher retention of business.

(4)
Zenith National's float increased by 1.8% (at no cost) due to lower reinsurance recoverables, partially offset by lower loss reserves, principally reflecting higher retention of business and net favourable prior year reserve development.

(5)
Brit is included in the company's financial reporting with effect from June 5, 2015. There was no cost of float.

(6)
Fairfax Asia's float increased by 8.8% (at no cost) primarily due to the acquisitions of Union Assurance and MCIS.

(7)
Insurance and Reinsurance – Other's float decreased by 10.0% primarily due to the effect of the strengthening of the U.S. dollar relative to the Brazilian real, Polish zloty, and Canadian dollar.

(8)
Runoff's float decreased by 3.8% primarily due to a decrease in loss reserves and payable to reinsurers balances, partially offset by lower insurance balances receivable and reinsurance recoverables, principally reflecting normal course cession and collection activity, partially offset by the impact of the reinsurance of third party runoff portfolios during the year.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2015		2014		2013	2012		2011
Holding company cash and investments (net of short sale and derivative obligations)	1,275.9		1,212.7		1,241.6	1,128.0		962.8

Long term debt – holding company borrowings	2,599.0		2,656.5		2,491.0	2,377.7		2,394.6
Long term debt – insurance and reinsurance companies	468.5		385.9		458.8	618.3		622.4
Long term debt – non-insurance companies	284.0		136.6		44.7	52.6		1.5

Total debt	3,351.5		3,179.0		2,994.5	3,048.6		3,018.5

Net debt	2,075.6		1,966.3		1,752.9	1,920.6		2,055.7

Common shareholders' equity	8,952.5		8,361.0		7,186.7	7,654.7		7,427.9
Preferred stock	1,334.9		1,164.7		1,166.4	1,166.4		934.7
Non-controlling interests	1,731.5		218.1		107.4	73.4		45.9

Total equity	12,018.9		9,743.8		8,460.5	8,894.5		8,408.5

Net debt/total equity	17.3%		20.2%		20.7%	21.6%		24.4%
Net debt/net total capital(1)	14.7%		16.8%		17.2%	17.8%		19.6%
Total debt/total capital(2)	21.8%		24.6%		26.1%	25.5%		26.4%
Interest coverage(3)	3.9	x	12.3	x	n/a	4.2	x	1.0	x
Interest and preferred share dividend distribution coverage(4)	2.9	x	9.0	x	n/a	3.0	x	0.7	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2015 decreased by $57.5 to $2,599.0 from $2,656.5 at December 31, 2014, primarily reflecting the repayment upon maturity on October 1, 2015 of Fairfax unsecured notes ($82.4) and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt, partially offset by the issuance of Cdn$350.0 principal amount of Fairfax unsecured senior notes due 2025.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies and long term debt of the non-insurance companies) at December 31, 2015 increased by $230.0 to $752.5 from $522.5 at December 31, 2014, primarily reflecting the consolidation of long term debt, loans and revolving credit facilities of Brit ($208.6), Cara ($46.8) and NCML ($19.2), and additional financing at Thomas Cook India in respect of its acquisitions and the issuance of $15.2 (1.0 billion Indian rupees) principal amount of its debentures due 2020, partially offset by the repayment upon maturity on May 1, 2015 of OdysseyRe unsecured senior notes ($125.0) and the impact of foreign currency translation.

Common shareholders' equity at December 31, 2015 increased by $591.5 to $8,952.5 from $8,361.0 at December 31, 2014, primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares ($575.9) and net earnings attributable to shareholders of Fairfax ($567.7), partially offset by the payment of dividends on the company's common and preferred shares ($265.4) and other comprehensive loss of $251.7 (primarily $249.5 related to net unrealized foreign currency translation losses of foreign operations).

The changes in holding company borrowings, subsidiary debt and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 14.7% at December 31, 2015 from 16.8% at December 31, 2014 primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net total capital was due to increases in common shareholders' equity, preferred stock (reflecting the issuance of 9.2 million Series M preferred shares), non-controlling interests (primarily as a result of Fairfax India's offerings and the acquisitions of Brit and Cara) and higher net debt. The increase in net debt was primarily due to increased subsidiary debt as described above. The consolidated total debt/total capital ratio decreased to 21.8% at December 31, 2015 from 24.6% at December 31, 2014 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, preferred shares, total debt and non-controlling interests), partially offset by increased total debt (primarily increased subsidiary debt as described above).

The company believes that cash and investments, net of short sale and derivative obligations, at December 31, 2015 of $1,275.9 (December 31, 2014 – $1,212.7) provide adequate liquidity to meet the holding company's known obligations in 2016. Refer to the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company's known significant commitments for 2016.

The company's insurance and reinsurance operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance operating companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2015	2014	2013	2012	2011
Insurance and Reinsurance
Northbridge (Canada)	0.9	0.8	0.9	0.8	1.0
OdysseyRe (U.S.)	0.5	0.6	0.6	0.6	0.6
Crum & Forster (U.S.)	1.3	1.1	1.1	1.0	0.9
Zenith National (U.S.)	1.3	1.3	1.4	1.4	0.8
Brit(1)	1.4	n/a	n/a	n/a	n/a
Fairfax Asia	0.4	0.4	0.4	0.5	0.5
Other(2)	0.7	0.5	0.6	0.7	0.8
Canadian insurance industry	1.0	1.0	1.0	1.0	1.1
U.S. insurance industry	0.7	0.7	0.7	0.8	0.8
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
Other includes Group Re, Advent, Polish Re and Fairfax Brasil.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2015 OdysseyRe, Crum & Forster, Zenith National and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.6 times (December 31, 2014 – 3.7 times) the authorized control level, except for TIG Insurance which had 3.0 times (December 31, 2014 – 2.9 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2015 Northbridge's subsidiaries had a weighted average MCT ratio of 198% of the minimum statutory capital required, compared to 214% at December 31, 2014, well in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2015 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,495.5. This represented a surplus of $329.5 over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum surplus of $185.0.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2015.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2015 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Brit PLC(2)	A	A+	–	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	A
Federated Insurance Company of Canada	A	A-	–	A
Wentworth Insurance Company Ltd.	A	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent and Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2015 A.M. Best upgraded Wentworth Insurance Company Limited from a rating of "A-" at December 31, 2014 to a rating of "A" at December 31, 2015 and DBRS assigned a Financial Strength Rating of "A" to both Northbridge General Insurance Company and Federated Insurance Company of Canada. Polish Re is no longer rated by Standard & Poor's.

    Book Value Per Share

Common shareholders' equity at December 31, 2015 of $8,952.5 or $403.01 per basic share (excluding the unrecorded $948.8 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2014, representing an increase per basic share in 2015 of 2.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 4.5% adjusted to include that dividend). During 2015 the number of basic shares increased primarily as a result of the issuance of 1.15 million subordinate voting shares, partially offset by net repurchases of 131,603 subordinate voting shares for treasury (for use in the company's share-based payment awards). At December 31, 2015 there were 22,213,859 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0

On September 28, 2015 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2016, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 398,361 Series D preferred shares, 405,134 Series E preferred shares, 357,204 Series F preferred shares, 1,000,000 Series G preferred shares, 1,200,000 Series I preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 3.7% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the share issuances in 2013 and 2015 were pursuant to public offerings. During 2012, 2013, 2014 and 2015 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 and 2014 the company repurchased 36 shares and 8 shares respectively for cancellation from former employees.

Fairfax's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the excess (deficiency) of fair value over carrying value of investments in associates and certain non-insurance subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The aggregate excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2015			December 31, 2014
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	1,126.0	526.4	599.6	673.3	439.6	233.7
Non-insurance associates	1,280.6	1,406.5	(125.9)	1,397.2	1,178.1	219.1
Thomas Cook India	763.1	288.0	475.1	472.8	269.5	203.3
Ridley(2)	–	–	–	245.8	71.4	174.4

	3,169.7	2,220.9	948.8	2,789.1	1,958.6	830.5

(1)
The carrying values of Ridley and Thomas Cook India represent their respective carrying values under the equity method of accounting.

(2)
On June 18, 2015 Fairfax sold all of its common shares of Ridley and recognized a net realized gain of $236.4.

    Liquidity

Holding company cash and investments at December 31, 2015 totaled $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) compared to $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2015 included the following significant outflows: net consideration paid to acquire Brit of $1,656.6, the repayment upon maturity of the principal amounts of OdysseyRe and Fairfax unsecured senior notes of $125.0 and $82.4 respectively, and capital transactions with operating companies of $134.0. Significant inflows during 2015 included the following: net proceeds from the company's three underwritten public offerings to finance the Brit acquisition ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares), proceeds of $516.0 received from OMERS for the sale of a 29.9% interest in Brit, net proceeds from the company's sale of its 73.6% interest in Ridley ($214.5), the receipt of corporate income tax sharing payments ($275.4), dividends from subsidiaries (primarily Northbridge ($276.8), Zenith National ($46.0), Wentworth ($88.0) and OdysseyRe ($300.0)) and net cash received of $34.9 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2015 of $1,275.9 provides adequate liquidity to meet the holding company's known obligations in 2016. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2015).

The holding company's known significant commitments for 2016 consist of payment of the $227.8 ($10.00 per share) dividend on common shares (paid January 2016), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below) and the anticipated acquisition of Eurolife and additional investment in ICICI Lombard. The net proceeds from an underwritten public offering of 1.0 million subordinate voting shares ($523.5 (Cdn$705.1)), which closed on March 2, 2016, will be used to finance the acquisition of Eurolife and the additional investment in ICICI Lombard. The offerings are described in more detail in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

During 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2. Those net proceeds were used to fund the redemptions of $50.0 principal amount of OdysseyRe Series B unsecured senior notes and $25.0 principal amount of American Safety trust preferred securities in 2014 and to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes on October 1, 2015 and May 1, 2015 respectively.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2015 the holding company received net cash of $34.9 (2014 – paid net cash of $113.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2015 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,099.9 primarily reflecting the consolidation of Brit's cash and short term investments ($1,348.1), proceeds received on net sales of common stocks, cash inflows related to derivatives (principally equity and equity index total return swaps) and cash flow from operating activities, partially offset by cash used to fund net purchases of bonds and the unfavourable impact of foreign currency translation.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2015 the insurance and reinsurance subsidiaries received net cash of $225.4 (2014 – paid net cash of $194.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2015 and 2014:

	2015	2014
Operating activities
Cash provided by operating activities before the undernoted	629.0	519.8
Net purchases of investments classified as FVTPL	(484.3)	(590.0)
Investing activities
Net purchases of investments in associates	(112.0)	(138.1)
Purchases of subsidiaries, net of cash acquired	(1,455.6)	(189.9)
Sales of subsidiaries, net of cash divested	304.4	–
Net purchases of premises and equipment and intangible assets	(201.3)	(67.1)
Increase in restricted cash for purchase of subsidiary	(6.5)	–
Financing activities
Issuance of long term debt – holding company and insurance and reinsurance companies	275.7	294.2
Repayment of long term debt – holding company and insurance and reinsurance companies	(212.4)	(86.6)
Issuance of long term debt – non-insurance companies	54.2	–
Repayment of long term debt – non-insurance companies	(5.8)	(3.5)
Net borrowings – revolving credit facilities	18.4	17.4
Issuances of subordinate voting shares	575.9	–
Issuance of preferred shares	179.0	–
Repurchases of preferred shares	(4.8)	(1.2)
Purchases of subordinate voting shares for treasury	(95.5)	(24.6)
Issuances of subsidiary common shares to non-controlling interests	725.8	–
Net sales of subsidiary common shares to non-controlling interests	430.0	–
Common and preferred share dividends paid	(265.4)	(272.6)
Dividends paid to non-controlling interests	(5.0)	(6.6)

Increase (decrease) in cash and cash equivalents during the year	343.8	(548.8)

Cash provided by operating activities (excluding net purchases of investments classified as FVTPL) increased from $519.8 in 2014 to $629.0 in 2015, primarily as a result of higher net premiums collected, partially offset by higher income taxes paid and higher net paid losses. Refer to note 28 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2015 for details of net purchases of securities classified as FVTPL.

Net purchases of investments in associates of $112.0 in 2015 primarily reflected Fairfax India's purchase of its 21.9% interest in IIFL, Fairfax Asia's purchase of its 35% interest in BIC Insurance and Brit's purchase of its 50% interest in Ambridge Partners, partially offset by distributions from the company's non-insurance associates. Net purchases of investments in associates of $138.1 in 2014 primarily related to investments in AgriCo and Sterling Resorts and an additional investment in Grivalia Properties and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and two KWF LPs. Purchases of subsidiaries, net of cash acquired of $1,455.6 in 2015 primarily related to the acquisitions of a 97.0% interest in Brit, a 20.7% interest in NCML, Thomas Cook India's acquisitions of Kuoni Hong Kong and Kuoni India, a 78.0% interest in Union Assurance, the acquisitions of Redwoods and MCIS, and Cara's acquisition of New York Fries. Purchases of subsidiaries, net of cash acquired of $189.9 in 2014 primarily related to the acquisition of a 51.0% interest in The Keg, the acquisitions of Praktiker and Pethealth, and the additional controlling interest in Sterling Resorts. Sales of subsidiaries, net of cash divested of $304.4 in 2015 primarily related to the sale of the company's 73.6% interest in Ridley.

In 2015 the company completed three underwritten public offerings: the issuance of 1.15 million subordinate voting shares of $575.9 (Cdn$717.1)), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which formed part of the financing for the acquisition of Brit. Repayment of long term debt – holding company and insurance and reinsurance companies of $212.4 in 2015 primarily reflected the repayment upon maturity of OdysseyRe and Fairfax unsecured senior notes ($125.0 and $82.4 principal amounts respectively). Issuance of long term debt – non-insurance of $54.2 in 2015 principally reflected additional financing at Thomas Cook India in respect of its acquisitions and the issuance of $15.2 (INR 1.0 billion) principal amount of its debentures due 2020. Issuance of long term debt – holding company and insurance and reinsurance companies of $294.2 in 2014 reflected net proceeds from the issuance of $300.0 principal amount of Fairfax (US) Inc. 4.875% senior notes due August 13, 2024. Repayment of long term debt – holding company and insurance and reinsurance companies of $86.6 in 2014 primarily reflected the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes, the redemption of $25.0 principal amount of American Safety trust preferred securities and the repurchase of $7.0 principal amount of holding company trust preferred securities. Purchases of subordinate voting shares for treasury in 2015 of $95.5 (2014 – $24.6) related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $725.8 in 2015 reflected the offerings of Fairfax India's common shares. Net sales of subsidiary common shares to non-controlling interests of $430.0 in 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. The company paid common and preferred share dividends of $216.1 and $49.3 in 2015 respectively (2014 – $215.7 and $56.9 respectively).

    Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at December 31, 2015:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	5,267.7	5,725.2	3,444.7	5,378.8	19,816.4
Long term debt obligations – principal	128.9	353.9	511.4	2,366.8	3,361.0
Long term debt obligations – interest	205.6	382.3	319.5	631.6	1,539.0
Operating leases – obligations	110.8	196.5	163.0	290.2	760.5

	5,713.0	6,657.9	4,438.6	8,667.4	25,476.9

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2015.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2015, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2015, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Subject to the limitations described below under "Limitation on scope of evaluation", the company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2015. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). The company's management, including the CEO and CFO, concluded that, as of December 31, 2015, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Limitation on scope of design and evaluation

On June 5, 2015 the company completed the acquisition of Brit PLC, which was subsequently renamed Brit Limited ("Brit"). Management has determined to limit the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Brit, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2015. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certifications of annual filings relates. The operations of Brit represented 8.8% of the company's consolidated revenue for the year ended December 31, 2015 and represented 15.3% and 15.9% of the company's consolidated assets and liabilities respectively as at December 31, 2015. In addition, the table that follows presents a summary of financial information for Brit.

For the period June 5, 2015 to December 31, 2015
Revenue	846.7

Net loss	(14.9)

As at December 31, 2015
Assets
Insurance contract receivables	605.6
Portfolio investments	3,967.1
Deferred premium acquisition costs	63.2
Recoverable from reinsurers	793.0
Goodwill and intangible assets	739.2
Other assets	179.3

Total assets	6,347.4

Liabilities
Accounts payable and accrued liabilities	141.3
Short sale and derivative obligations	12.5
Deferred income taxes	120.3
Funds withheld payable to reinsurers	206.1
Insurance contract liabilities	3,989.0
Long term debt	208.6

Total liabilities	4,677.8

Equity	1,669.6

6,347.4

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2015.

    Significant Accounting Policy Changes

There were no significant accounting policy changes during 2015. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2015 for a detailed discussion of the company's accounting policies.

    Future Accounting Changes

Certain IFRS are currently undergoing modification or are yet to be issued for the first time. A future standard expected to have a significant impact on the company's consolidated financial reporting is discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2015.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The publication date of the final standard is yet to be determined, with an effective date expected to be no earlier than January 1, 2020. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2015.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile or extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have a material adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2015.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its hedging program and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos and Pollution section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2015.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's financial condition, profitability or cash flows.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2015 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. Each of the company's subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Barbados, Poland, Hong Kong, Indonesia, Singapore, Malaysia, Sri Lanka, Brazil and other jurisdictions (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2015. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and to maintain consolidated shareholders' equity of not less than $7.5 billion. A failure to comply with the obligations and covenants under the credit facility could result in an event of default under such agreement which, if not cured or waived, could prevent the company from drawing on the credit facility and permit acceleration of indebtedness, including other indebtedness of Fairfax or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company's European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors is expected to lead to additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2015.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2015.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance reporting segments.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance business. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global subsidiaries to regularly assess new services and technologies that that may be applicable or disruptive to the insurance and reinsurance industries.

Technology Infrastructure

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding its insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2015
Revenue	2,387.9	1,769.0	2,976.3	2,447.2	9,580.4
Net earnings (loss)	236.1	(178.6)	451.4	133.1	642.0
Net earnings (loss) attributable to shareholders of Fairfax	225.2	(185.7)	424.8	103.4	567.7
Net earnings (loss) per share	$9.92	$(8.87)	$18.57	$4.19	$23.67
Net earnings (loss) per diluted share	$9.71	$(8.87)	$18.16	$4.10	$23.15
2014
Revenue	2,882.5	2,407.5	2,654.2	2,073.7	10,017.9
Net earnings	785.0	366.4	475.0	38.2	1,664.6
Net earnings attributable to shareholders of Fairfax	784.6	363.7	461.2	23.7	1,633.2
Net earnings per share	$36.35	$16.47	$21.10	$0.50	$74.43
Net earnings per diluted share	$35.72	$16.15	$20.68	$0.49	$73.01

The company generated net earnings attributable to shareholders of Fairfax of $567.7 in 2015 (2014 – $1,633.2) with the year-over-year decrease in profitability primarily reflecting net losses on investments (compared to significant net gains on investments in 2014), partially offset by the lower provision for income taxes, increased interest and dividend income and increased underwriting profit.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 11, 2016, Fairfax had 22,431,393 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,180,163 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting share cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2015 and 2014.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2015
High	739.00	720.50	669.43	692.00
Low	591.50	604.00	563.34	577.00
Close	710.00	615.88	607.74	656.91
2014
High	487.99	529.49	527.58	620.54
Low	415.01	462.00	490.00	496.40
Close	480.00	506.22	501.79	608.78

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

APPENDIX
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

  Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)
We always want to be soundly financed.

3)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

Directors of the Company

Anthony F. Griffiths
 Corporate Director

Robert J. Gunn
 Corporate Director

Alan D. Horn
 President and Chief Executive Officer
Rogers Telecommunications Limited

John R.V. Palmer
 Chairman, Toronto Leadership Centre

Timothy R. Price
 Chairman, Brookfield Funds,
Brookfield Asset Management

Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University

Benjamin P. Watsa
 Partner and Portfolio Manager
Lissom Investment Management Inc.

V. Prem Watsa
 Chairman and Chief Executive Officer of the Company

Operating Management

    Fairfax Insurance Group

Andrew A. Barnard, President and Chief Operating Officer

    Northbridge

Silvy Wright, President
 Northbridge Financial Corporation

    OdysseyRe

Brian D. Young, President
 Odyssey Re Holdings Corp.

    Crum & Forster

Marc Adee, President
 Crum & Forster Holdings Corp.

    Zenith National

Kari Van Gundy, President
 Zenith National Insurance Corp.

    Brit

Mark Cloutier, President
 Brit PLC

    Fairfax Asia

Ramaswamy Athappan, President
 First Capital Insurance Limited
and CEO Fairfax Asia

Sammy Y. Chan, President
 Fairfax Asia

Gobinath Athappan, COO Fairfax Asia
and President Pacific Insurance

    Insurance and Reinsurance – Other

Bruno Camargo, President
 Fairfax Brasil

Nigel Fitzgerald, President
 Advent Capital (Holdings) PLC

Monika Wozniak-Makarska, President
 Polish Re

Peter Csakvari, President
 Fairfax Eastern Europe

    Runoff

Nicholas C. Bentley, President
 RiverStone Group LLC

    Other

Bijan Khosrowshahi, President
 Fairfax International

Sean Smith, President
 Pethealth Inc.

Roger Lace, President
 Hamblin Watsa Investment Counsel Ltd.

Officers of the Company

David Bonham
 Vice President and Chief Financial Officer

Peter Clarke
 Vice President and Chief Risk Officer

Jean Cloutier
 Vice President, International Operations

Vinodh Loganadhan
 Vice President, Administrative Services

Bradley Martin
 Vice President, Strategic Investments

Paul Rivett
 President

Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary

Ronald Schokking
 Vice President and Treasurer

John Varnell
 Vice President, Corporate Development

V. Prem Watsa
 Chairman and Chief Executive Officer

Head Office

95 Wellington Street West
Suite 800
Toronto, Ontario, Canada M5J 2N7
Telephone: (416) 367-4941
Website: www.fairfax.ca

Auditor

PricewaterhouseCoopers LLP

General Counsel

Torys LLP

Transfer Agents and Registrars

Computershare Trust Company of Canada, Toronto
Computershare Trust Company, N.A., Canton, Massachusetts

Share Listing

Toronto Stock Exchange
Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of the shareholders of
Fairfax Financial Holdings Limited will be
held on Thursday, April 14, 2016 at 9:30 a.m.
(Toronto time) at Roy Thomson Hall,
60 Simcoe Street, Toronto, Canada

QuickLinks

  EXHIBIT 99.1
Contents
Fairfax Corporate Performance
Corporate Profile
Consolidated Financial Statements
APPENDIX GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED